              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

             ON APRIL 10, 1996                REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                  U. S. BANCORP
             (Exact name of Registrant as specified in its charter)

            OREGON                      6711           93-0571730
(State or other jurisdiction      (Primary Standard      (I.R.S.  Employer
 of incorporation or              Industrial              Identification No.)
 organization)                     Classification Code)

                  111 S.W. FIFTH AVENUE, PORTLAND, OREGON 97204
                                 (503) 275-6111
              (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            ------------------------

                                 DWIGHT V. BOARD
                                  U. S. BANCORP
                  111 S.W. Fifth Avenue, Portland, Oregon 97204
                                 (503) 275-3706

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                 Copies to:

     JOHN J. DeMOTT, ESQ.                         EDWARD D. HERLIHY
     Miller, Nash, Wiener,                         Wachtell, Lipton,
      Hager & Carlsen                               Rosen & Katz
     111 S.W. Fifth Avenue, Suite 3500             51 West 52nd Street
     Portland, Oregon  97204                 New York, New York  10019

                         CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          Proposed Maximum    Proposed Maximum
Title of Securities    Amount To Be       Offering Price         Aggregate           Amount of
To be Registered      Registered (1)       Per Share         Offering Price (2)   Registration Fee
- -----------------------------------------------------------------------------------------------------
Common Stock, $5
  par value         10,202,939 shares           (2)             $338,979,230       $116,889.39

(1) This Registration Statement covers the maximum number of shares of the Registrant's common stock issuable pursuant to the transaction to which this Registration Statement relates.

(2) The registration fee was computed pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high ($31.75) and low ($31.375) sales prices of California Bancshares, Inc. ("CBI") common stock as reported on the NASDAQ National Market System on April 3, 1996, multiplied by the maximum number of shares to be canceled in the merger (10,739,936 shares of CBI common stock, consisting of 10,107,647 shares of CBI common stock outstanding at April 3, 1996, and 632,289 shares of CBI common stock issuable upon exercise of stock options outstanding at April 3, 1996).

(3) $66,049.53 of the registration fee was previously paid by CBI in connection with its filing of preliminary proxy materials with the Securities and Exchange Commission under cover of Schedule 14A on March 29, 1996.

                          ----------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and all other conditions precedent to the merger of CBI with and into the Registrant have been satisfied or waived as described in the enclosed Proxy Statement/Prospectus.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  U. S. BANCORP
          CROSS-REFERENCE SHEET FOR REGISTRATION STATEMENT ON FORM S-4
                                       AND
                           PROXY STATEMENT/PROSPECTUS

                                                     LOCATION IN PROXY
                                                     STATEMENT/PROSPECTUS
               S-4 ITEM
- -------------------------------------  --------------------------------------
  1.  Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus....   Facing Page of Registration
                                                   Statement; Cross-Reference
                                                   Sheet; Cover Page of Proxy
                                                   Statement/Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................   Available Information;
                                                   Information Incorporated by
                                                   Reference; Table of
                                                   Contents
  3.  Risk Factors, Ratio of Earnings to Fixed
      Charges, and Other Information............   Summary; Market Prices of
                                                   Common Stock; Selected
                                                   Historical Financial Data;
                                                   Comparison of Certain
                                                   Unaudited Per Common Share
                                                   Data
  4.  Terms of the Transaction..................   Summary; The Merger;
                                                   Background of and Reasons
                                                   for the Merger; Comparison
                                                   of Shareholders' Rights
  5.  Pro Forma Financial Information...........   Unaudited Pro Forma
                                                   Combined Condensed
                                                   Financial Information
  6.  Material Contacts with the Company being
      Acquired..................................   Background of and Reasons
                                                   for the Merger
  7.  Additional Information Required for
      Reoffering by Persons and Parties Deemed
      to be Underwriters........................   Not Applicable
  8.  Interests of Named Experts and Counsel....   Experts; Legal Opinions
  9.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................   Not Applicable
 10.  Information with Respect to S-3
      Registrants...............................   Not Applicable
 11.  Incorporation of Certain Information by
      Reference.................................   Information Incorporated by
                                                   Reference
 12.  Information with Respect to S-2 or S-3
      Registrants...............................   Not Applicable
 13.  Incorporation of Certain Information by
      Reference.................................   Not Applicable
 14.  Information with Respect to Registrants
      Other Than S-2 or S-3 Registrants.........   Not Applicable
 15.  Information with Respect to S-3
      Companies.................................   Information Incorporated by
                                                   Reference
 16.  Information with Respect to S-2 or S-3
      Companies.................................   Not Applicable


                                      - 3 -


 17.  Information with Respect to Companies
      Other Than S-2 or S-3 Companies...........   Not Applicable
 18.  Information if Proxies, Consents or
      Authorizations are to be Solicited........   Cover Page of Proxy
                                                   Statement/Prospectus;
                                                   Information Incorporated by
                                                   Reference; Summary;
                                                   Special Meeting of CBI
                                                   Stockholders; The
                                                   Merger; Board of Directors,
                                                   Management and Business
                                                   Operations of U. S. Bancorp
                                                   Following the Merger;
                                                   Interests of Certain
                                                   Persons in the Merger
 19.  Information if Proxies, Consents or
      Authorizations are not to be Solicited, or
      in an Exchange Offer......................   Not Applicable


                          CALIFORNIA BANCSHARES, INC.
                           100 PARK PLACE, SUITE 140
                          SAN RAMON, CALIFORNIA 94583
                                 (510) 743-4200

                                 April 17, 1996

Dear Stockholder:

    You are cordially invited to attend a special meeting of the stockholders of California Bancshares, Inc., a Delaware corporation ("CBI"), to be held on Wednesday, May 22, 1996, at 11:00 a.m., local time, at the San Ramon Marriott, 2600 Bishop Drive, San Ramon, California.

    At the special meeting, CBI stockholders will be asked to consider and vote upon a proposal to approve a Restated Agreement and Plan of Merger dated as of February 11, 1996 (the "Merger Agreement"), between U. S. Bancorp, an Oregon corporation, and CBI, pursuant to which CBI will be merged with and into U. S. Bancorp.

    If the merger is approved and consummated, each outstanding share of CBI common stock will be converted into the right to receive 0.95 shares of U. S. Bancorp common stock.

    The merger is expected to allow CBI to join one of the 30 largest banking organizations in the United States, positioning it to meet the competitive challenges of the rapidly consolidating banking industry in the United States. The California deposit base of the combined company will be approximately twice that of CBI and U. S. Bancorp individually, making CBI part of an institution with a substantially enhanced presence in our region.

    THE BOARD OF DIRECTORS OF CBI RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT.

    A Notice of Special Meeting of Stockholders and a Proxy Statement/Prospectus which describes the merger and the background to the transaction are enclosed. You are urged to read all of these materials carefully.

    A proxy card is enclosed. Please indicate your voting instructions and sign, date, and mail the proxy card promptly in the return envelope provided. Whether or not you plan to attend the special meeting in person, it is important that you return the enclosed proxy card so that your shares are voted. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT.

    Promptly after the merger, a letter of transmittal will be mailed to each holder of record of shares of CBI common stock. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES TO THE EXCHANGE AGENT UNLESS AND UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL, WHICH WILL INCLUDE INSTRUCTIONS REGARDING THE PROCEDURE TO BE USED IN SENDING YOUR STOCK CERTIFICATES.

    Thank you, and I look forward to seeing you at the special meeting.

                                          Sincerely,

                                          DONALD J. GEHB
                                          CHAIRMAN OF THE BOARD

                          CALIFORNIA BANCSHARES, INC.
                           100 PARK PLACE, SUITE 140
                          SAN RAMON, CALIFORNIA 94583
                                 (510) 743-4200

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON MAY 22, 1996

    Notice is hereby given that a special meeting of stockholders of California Bancshares, Inc., a Delaware corporation ("CBI"), will be held on Wednesday, May 22, 1996, at 11:00 a.m., local time, at the San Ramon Marriott, 2600 Bishop Drive, San Ramon, California, for the purpose of voting on the approval and adoption of a Restated Agreement and Plan of Merger dated as of February 11, 1996 (the "Merger Agreement"), by and between U. S. Bancorp, an Oregon corporation, and CBI and approval of the transactions contemplated thereby, as described in the accompanying Proxy Statement/Prospectus, and addressing all other matters properly coming before the meeting. If the merger contemplated by the Merger Agreement is consummated, then CBI will be merged into U. S. Bancorp.

    Only stockholders whose names appeared of record on the books of CBI at the close of business on April 10, 1996, will be entitled to notice of and to vote at the special meeting.

    A copy of the Merger Agreement is attached as Appendix 1 to the accompanying Proxy Statement/ Prospectus.

    YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. THE BOARD OF DIRECTORS OF CBI RECOMMENDS THAT YOU MARK YOUR PROXY FOR THE MERGER AGREEMENT.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          DIANE M. MIETZEL
                                          SECRETARY

Dated: April 17, 1996
San Ramon, California

                               PROXY STATEMENT OF
                          CALIFORNIA BANCSHARES, INC.
                        SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON MAY 22, 1996

                            ------------------------

                                 PROSPECTUS OF
                                 U. S. BANCORP
                 SHARES OF COMMON STOCK, PAR VALUE $5 PER SHARE

    This Proxy Statement/Prospectus is being furnished to holders of common stock, par value $2.50 per share ("CBI Common Stock"), of California Bancshares, Inc., a Delaware corporation ("CBI"), in connection with the solicitation of proxies by the CBI Board of Directors for use at the Special Meeting of Stockholders of CBI to be held at 11:00 a.m., local time, on May 22, 1996, at the San Ramon Marriott, 2600 Bishop Drive, San Ramon, California, and at any adjournments or postponements thereof (the "Special Meeting").

    At the Special Meeting, the holders of CBI Common Stock will be asked to vote upon approval of the Restated Agreement and Plan of Merger between U. S. Bancorp, an Oregon corporation, and CBI dated as of February 11, 1996 (the "Merger Agreement"), providing for the merger (the "Merger") of CBI with and into U. S. Bancorp, with U. S. Bancorp as the surviving corporation. The Merger Agreement is attached hereto as Appendix 1 and is incorporated herein by reference.

    This Proxy Statement/Prospectus also constitutes a prospectus of U. S. Bancorp for up to 10,202,239 shares of the common stock, par value $5 per share ("U. S. Bancorp Common Stock"), of U. S. Bancorp to be issued to holders of CBI Common Stock in connection with the Merger. Upon consummation of the Merger, except as described herein, each outstanding share of CBI Common Stock will be converted into the right to receive 0.95 shares of U. S. Bancorp Common Stock (the "Exchange Ratio").

    CBI's obligation to consummate the Merger is not conditioned upon U. S. Bancorp Common Stock continuing to trade at any specified minimum price during any period prior to consummation of the Merger. Because the Exchange Ratio is fixed and because the market price of U. S. Bancorp Common Stock is subject to fluctuation, the value of the shares of U. S. Bancorp Common Stock that holders of CBI Common Stock will receive in the Merger may increase or decrease prior to and following the Merger.

    U. S. Bancorp Common Stock is traded on the NASDAQ National Market System. The last reported sale price of U. S. Bancorp Common Stock on the NASDAQ
National Market System on April 12, 1996, was $    per share.

    This Proxy Statement/Prospectus and accompanying proxy card are first being mailed to CBI stockholders on or about April 17, 1996.

 THE SECURITIES OF U. S. BANCORP HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     NOR  HAS  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE
       SECURITIES COMMISSION PASSED UPON  THE ACCURACY OR ADEQUACY  OF
          THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is April   , 1996.

                             AVAILABLE INFORMATION

    Each of CBI and U. S. Bancorp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). U. S. Bancorp has filed with the SEC a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering U.
S. Bancorp Common Stock to be issued by U. S. Bancorp in connection with the Merger. The Registration Statement and the exhibits thereto, as well as the reports, proxy statements, and other information filed with the SEC by CBI and
U. S. Bancorp under the Exchange Act, may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048, and The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. As permitted by the rules and regulations of the SEC, this Proxy Statement/ Prospectus omits certain information, exhibits, and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information.

    With respect to statements contained herein or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document incorporated herein by reference. Each such statement is qualified in its entirety by such reference.

    All information contained in this Proxy Statement/Prospectus relating to CBI has been furnished by CBI and U. S. Bancorp is relying upon the accuracy of that information. All information contained in this Proxy Statement/Prospectus relating to U. S. Bancorp has been furnished by U. S. Bancorp and CBI is relying upon the accuracy of that information.

    This Proxy Statement/Prospectus includes a discussion of certain estimates of future performance of U. S. Bancorp and CBI which are forward-looking statements, including without limitation future earnings results, projected cost savings, the discounted present value analysis performed by CBI's financial adviser, the assumptions underlying the unaudited pro forma combined condensed financial statements included herein, and other financial consequences of the proposed Merger. Such estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to transaction costs, the market price of U. S. Bancorp Common Stock, the future interest rate environment, general economic and competitive conditions, difficulties and costs associated with the integration of operations, and the effects of accounting policies. Accordingly, actual future results or values may be significantly more or less favorable than such estimates.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CBI OR U. S. BANCORP. THIS PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER, OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES,
CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF CBI OR U. S. BANCORP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                     INFORMATION INCORPORATED BY REFERENCE

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO THE FOLLOWING:

U. S. BANCORP DOCUMENTS              CBI DOCUMENTS
U. S. Bancorp                        California Bancshares, Inc.
Attn: Investor Relations             Attn: Secretary
P.O. Box 8837                        100 Park Place, Suite 140
Portland, Oregon 97208               San Ramon, California 94583
(503) 275-5834                       (510) 743-4200

    IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, A REQUEST MUST BE RECEIVED NO LATER THAN MAY 15, 1996.

    The following U. S. Bancorp documents are incorporated by reference herein:

        (1) U. S. Bancorp's Annual Report on Form 10-K for the year ended December 31, 1995;

        (2) U. S. Bancorp's Current Report on Form 8-K dated December 26, 1995, as amended by Amendment No. 1 filed February 6, 1996;

        (3) U. S. Bancorp's Current Report on Form 8-K dated January 31, 1996;

        (4) U. S. Bancorp's Current Report on Form 8-K dated March 11, 1996; and

        (5) The  description of  the U.  S. Bancorp  Common Stock  contained  in
    Exhibit 28 to U. S. Bancorp's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992.

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

    The following CBI documents are incorporated by reference herein:

        (1) CBI's Annual  Report on Form  10-K for the  year ended December  31,
    1995;

        (2) CBI's Current Report on Form 8-K dated February 11, 1996; and

        (3) The description of the CBI Common Stock set forth at pages 50 and 52-53 of CBI's Registration Statement on Form S-18 filed on August 13, 1980 and in Exhibit 1(a) to Amendment No. 1 to the Registration Statement on Form S-18 filed on September 15, 1980; the description of CBI Series A Junior Participating Preferred Stock, no par value, and Preferred Stock Purchase Rights set forth in Exhibit 4 to CBI's Registration Statement on Form 8-A dated July 5, 1995; and any amendment or report filed for the purpose of updating any such description.

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

    All documents filed with the SEC by U. S. Bancorp and CBI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Proxy Statement/Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
AVAILABLE INFORMATION......................................................................................          2
INFORMATION INCORPORATED BY REFERENCE......................................................................          3
SUMMARY....................................................................................................          6
MARKET PRICES OF COMMON STOCK..............................................................................         10
SELECTED HISTORICAL FINANCIAL DATA.........................................................................         11
SELECTED FINANCIAL RATIOS..................................................................................         12
COMPARISON OF CERTAIN UNAUDITED PER COMMON SHARE DATA......................................................         13
SPECIAL MEETING OF CBI STOCKHOLDERS........................................................................         14
  General..................................................................................................         14
  Date, Time, and Place....................................................................................         14
  Purpose of Meeting.......................................................................................         14
  Shares Outstanding and Entitled to Vote; Record Date.....................................................         14
  Vote Required............................................................................................         14
  Voting, Solicitation, and Revocation of Proxies..........................................................         14
U. S. BANCORP..............................................................................................         15
CALIFORNIA BANCSHARES, INC.................................................................................         16
BACKGROUND OF AND REASONS FOR THE MERGER...................................................................         16
  Background of the Merger.................................................................................         16
  Reasons for the Merger...................................................................................         17
  Opinion of CBI's Financial Adviser.......................................................................         20
THE MERGER.................................................................................................         24
  General..................................................................................................         24
  Structure of the Merger..................................................................................         24
  Conversion of CBI Common Stock; Treatment of CBI Stock Options...........................................         24
  Exchange of Certificates; Fractional Shares..............................................................         25
  Effective Time...........................................................................................         26
  Representations and Warranties...........................................................................         26
  Conduct of Business Pending the Merger and Other Agreements..............................................         26
  Conditions to the Consummation of the Merger.............................................................         29
  Regulatory Approvals Required for the Merger.............................................................         30
  Certain Federal Income Tax Consequences..................................................................         32
  Accounting Treatment.....................................................................................         33
  Termination of the Merger Agreement......................................................................         33
  Waiver and Amendment of the Merger Agreement.............................................................         33
  Stock Option Agreement...................................................................................         34
  The CBI Rights Agreement.................................................................................         37
  Employee Benefits and Plans..............................................................................         38
  NASDAQ National Market System Trading....................................................................         38
  Expenses.................................................................................................         38
  Dividends................................................................................................         38
  Resales of U. S. Bancorp Common Stock Received in the Merger.............................................         38
  U. S. Bancorp Dividend Reinvestment and Stock Purchase Plan..............................................         39
  Absence of Appraisal Rights..............................................................................         39
BOARD OF DIRECTORS, MANAGEMENT AND BUSINESS OPERATIONS OF U. S. BANCORP FOLLOWING THE MERGER...............         39
  Board of Directors and Management........................................................................         39
  Business Operations......................................................................................         40

                                                                                                               PAGE
                                                                                                             ---------
INTERESTS OF CERTAIN PERSONS IN THE MERGER.................................................................         40
  New Employment Agreement.................................................................................         40
  Existing CBI Employment Agreements.......................................................................         41
  Director Retirement Agreements...........................................................................         41
  CBI Stock Options........................................................................................         41
  Indemnification of CBI Officers and Directors............................................................         42
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION...............................................         42
COMPARISON OF SHAREHOLDERS' RIGHTS.........................................................................         49
  Corporate Charter and Bylaw Amendments...................................................................         49
  Special Meetings of Shareholders.........................................................................         49
  Corporate Action Without a Meeting.......................................................................         49
  Dividends................................................................................................         50
  Capital Stock............................................................................................         50
  Dissenters' and Appraisal Rights.........................................................................         51
  Provisions Relating to Directors.........................................................................         52
  Certain Antitakeover Provisions..........................................................................         53
EXPERTS....................................................................................................         57
LEGAL OPINIONS.............................................................................................         57
STOCKHOLDER PROPOSALS......................................................................................         57
APPENDIX 1 -- RESTATED AGREEMENT AND PLAN OF MERGER........................................................
APPENDIX 2 -- OPINION OF GOLDMAN, SACHS & CO...............................................................

                                    SUMMARY

    The following material summarizes certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Proxy Statement/Prospectus, the Appendices hereto, and the Registration Statement. Each stockholder is urged to read the Proxy Statement/Prospectus and the Appendices in their entirety and with care.

THE SPECIAL MEETING AND VOTE REQUIRED

    THE SPECIAL MEETING. A Special Meeting of CBI stockholders, at which the proposal to approve the Merger Agreement will be considered and voted on, will be held on Wednesday, May 22, 1996, at 11:00 a.m., local time, at the San Ramon Marriott, 2600 Bishop Drive, San Ramon, California. Only holders of record of shares of CBI Common Stock at the close of business on April 10, 1996 (the "Record Date"), will be entitled to vote at the Special Meeting. At such date, there were outstanding and entitled to vote 10,108,847 shares of CBI Common Stock. Holders of shares of CBI Common Stock are entitled to one vote per share on each matter that properly comes before the Special Meeting.

    VOTE REQUIRED. Approval of the Merger Agreement by the stockholders of CBI requires the affirmative vote of a majority of the votes entitled to be cast by the holders of record of CBI Common Stock. Abstentions or failures to vote (including broker non-votes) will have the same effect as votes against the proposal to approve the Merger Agreement.

    CBI's directors and executive officers have indicated that they will vote their shares of CBI Common Stock in favor of the proposal to approve the Merger Agreement. As of the Record Date, CBI's directors and executive officers and their affiliates had voting power with respect to 450,593 shares or 4.5% of the outstanding shares of CBI Common Stock entitled to vote at the Special Meeting.

    Approval of the Merger by the shareholders of U. S. Bancorp is not required.

    For additional information relating to the Special Meeting, see "Special Meeting of CBI Stockholders."

PARTIES TO THE MERGER

    CBI. California Bancshares, Inc., was incorporated under the laws of the state of California in 1969, reincorporated under the laws of the state of Delaware in 1971 and approved as a bank holding company subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), in 1971. Its principal executive offices are located at 100 Park Place, Suite 140, San Ramon, California 94583 ((510) 743-4200). CBI operates nine commercial bank subsidiaries with $1.6 billion in total assets at December 31, 1995, and a total of 38 branches serving the east San Francisco Bay Area and the central valley of Northern California. See "California Bancshares, Inc."

    U. S. BANCORP. U. S. Bancorp is an Oregon corporation incorporated in 1968 as a bank holding company subject to regulation under the BHCA. Its principal executive offices are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204 ((503) 275-6111). At December 31, 1995, U. S. Bancorp had consolidated assets of $31.8 billion, placing it among the 30 largest bank holding companies in the United States. U. S. Bancorp operates banking subsidiaries in Oregon, Washington, Idaho, California, Nevada, and Utah. The principal subsidiaries of
U. S. Bancorp are United States National Bank of Oregon, headquartered in Portland, Oregon, and the largest commercial bank in Oregon in terms of deposits, U. S. Bank of Washington, National Association, headquartered in Seattle, Washington and, in terms of deposits, the third largest commercial bank in the state of Washington, and West One Bank, Idaho, headquartered in Boise, Idaho and, in terms of deposits, the largest commercial bank in Idaho. Another
U. S. Bancorp banking subsidiary, U. S. Bank of California, operates through 57 full-service banking offices and certain other banking facilities in its 30-county market area of Northern California. U. S. Bank of California, headquartered in Sacramento, California, had $2.0 billion of assets at December 31, 1995. See "U. S. Bancorp."

REASONS FOR THE MERGER; RECOMMENDATION OF THE CBI BOARD OF DIRECTORS

    The Merger will allow CBI stockholders to join one of the 30 largest bank holding companies in the United States and become part of a company that enjoys a stronger competitive position in Northern California and a leading market position throughout a wide region including the Pacific Northwest, as well as being well-positioned to meet the competitive challenges of the rapidly consolidating banking industry and changing financial services industry in the United States. The Merger is expected to permit CBI stockholders to benefit from the increased dividend potential of, and more liquid trading market for, the common stock of the resulting company. The combination of the scale, considerable financial resources and broad product array of U. S. Bancorp with CBI's established high-quality distribution network and commercial lending experience in Northern California is expected to permit the combined company to offer a broader range of products and services through an expanded Northern California distribution network and to capitalize on developing opportunities in the banking and financial services industries.

    THE BOARD OF DIRECTORS OF CBI RECOMMENDS THAT THE CBI STOCKHOLDERS APPROVE THE MERGER AGREEMENT.

    See "Background of and Reasons for the Merger -- Reasons for the Merger."

OPINION OF CBI'S FINANCIAL ADVISER

    Goldman, Sachs & Co. ("Goldman Sachs") have delivered their written opinions to the CBI Board of Directors that, as of February 11, 1996, the date the CBI Board of Directors approved the Agreement and Plan of Merger dated as of February 11, 1996 (as confirmed orally to the CBI Board of Directors on March 8,
1996), and as of the date of this Proxy Statement/Prospectus, the Exchange Ratio (as defined in "Terms of the Merger" below) is fair to the holders of CBI Common Stock.

    A copy of the opinion of Goldman Sachs dated the date of this Proxy Statement/Prospectus is attached hereto as Appendix 2. The opinion should be read in its entirety for a discussion of the assumptions made, other matters considered and limitations on the reviews undertaken in connection with such opinion. The opinions of Goldman Sachs are directed only to the fairness, as of the date thereof, of the Exchange Ratio to CBI stockholders, do not address any other aspect of the proposed Merger or any related transaction and do not constitute a recommendation to any stockholder as to how such stockholder should vote at the Special Meeting.

    See "Background of and Reasons for the Merger -- Opinion of CBI's Financial Adviser."

TERMS OF THE MERGER

    Pursuant to the Merger Agreement, at the time and date the Merger is consummated (the "Effective Time"), CBI will be merged with and into U. S. Bancorp, with U. S. Bancorp as the surviving corporation. See "The Merger -- General." At the Effective Time, outstanding shares of U. S. Bancorp Common Stock and of 8 1/8% cumulative preferred stock, Series A ("U. S. Bancorp Preferred Stock"), of U. S. Bancorp will remain outstanding and shares of CBI Common Stock will be converted into the right to receive shares of U. S. Bancorp Common Stock at the rate of 0.95 shares of U. S. Bancorp Common Stock for each share of CBI Common Stock (the "Exchange Ratio"), with cash being paid in lieu of issuing fractional shares of U. S. Bancorp Common Stock. For information as to how CBI stockholders will be able to exchange certificates representing shares of CBI Common Stock, see "The Merger -- Conversion of CBI Common Stock; Treatment of CBI Stock Options."

EFFECTIVE TIME

    The Merger is presently expected to be consummated during the second half of 1996, subject to the receipt of regulatory approvals and the satisfaction of other conditions. The Merger will be consummated after approval of the Merger Agreement by the CBI stockholders, receipt of regulatory approvals, and satisfaction or waiver of all of the other conditions in the Merger Agreement. See "The

Merger -- Effective Time of the Merger." The Merger Agreement provides that if the Merger has not been consummated by January 31, 1997, at any time after such date, the Board of Directors of either U. S. Bancorp or CBI may vote to abandon the Merger.

BOARD OF DIRECTORS AND MANAGEMENT

    As the surviving corporation in the Merger, U. S. Bancorp will continue to be managed by its Board of Directors and executive officers following the Effective Time. The Merger Agreement provides that the board of directors of the surviving corporation will consist of the members of the U. S. Bancorp Board of Directors immediately prior to the Merger. See "Board of Directors, Management and Business Operations of U. S. Bancorp Following the Merger -- Board of Directors and Management."

STOCK OPTION AGREEMENT

    CBI and U. S. Bancorp entered into a Stock Option Agreement dated February 12, 1996 (the "Option Agreement"), pursuant to which CBI granted U. S. Bancorp an option (the "Option") to purchase from CBI up to 2,002,076 shares of CBI Common Stock (or approximately 19.9 percent of the outstanding shares as of February 12, 1996), at a price of $25.75 per share. U. S. Bancorp may exercise the Option only upon the occurrence of certain events which generally relate to attempts by third parties to acquire a significant interest in CBI (none of which has occurred) and upon obtaining any regulatory approvals necessary for the acquisition of the CBI Common Stock subject to the Option. At the request of
U. S. Bancorp, under limited circumstances (none of which has occurred), CBI will repurchase for a formula price the Option and any shares of CBI Common
Stock purchased upon exercise of the Option and beneficially owned by U. S. Bancorp at that time. See "The Merger -- Stock Option Agreement."

ABSENCE OF APPRAISAL RIGHTS

    Because the CBI Common Stock is designated as a National Market System security on the NASDAQ interdealer quotation system, holders of CBI Common Stock do not have any appraisal rights under Delaware law in connection with the Merger. See "The Merger -- Absence of Appraisal Rights."

NASDAQ NATIONAL MARKET SYSTEM TRADING

    The U. S. Bancorp Common Stock to be issued in the Merger is expected to be traded on the NASDAQ National Market System under the symbol "USBC." See "The Merger -- NASDAQ National Market System Trading."

CONDITIONS; REGULATORY APPROVALS

    Consummation of the Merger is conditioned upon approval of the Merger Agreement by the requisite vote of holders of shares of CBI Common Stock as set forth herein; receipt of all required approvals of the Merger by regulatory agencies, including the Board of Governors of the Federal Reserve System ("Federal Reserve Board"); receipt by each party of a favorable tax opinion of its respective legal counsel; the continuing accuracy of the representations and warranties of each party; the performance of specified obligations by each party; and other conditions. U. S. Bancorp filed an application for approval of the Merger with the Federal Reserve Board on March 29, 1996. See "The Merger -- Conditions to the Consummation of the Merger" and "-- Regulatory Approvals Required for the Merger."

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

    The Merger Agreement may be terminated, and the Merger abandoned, prior to the Effective Time, whether before or after its approval by the stockholders of CBI (i) by the respective majority votes of the Boards of Directors of both CBI and U. S. Bancorp or (ii) by the Board of Directors of either party under certain specified circumstances, including if the Merger shall not have been consummated by January 31, 1997. Subject to compliance with applicable law, the Merger Agreement may be amended by U. S. Bancorp and CBI by action taken or authorized by their respective Boards of Directors at any time. After approval by the stockholders of CBI of the Merger Agreement, in the event the companies contemplate a waiver of, or amendment to, a provision of the Merger Agreement of the type which by law may not be made without approval of stockholders of either or both companies, CBI or U. S. Bancorp or both, as may be required by law, will solicit proxies from each company's respective stockholders to obtain such approval. In the event that the companies contemplate a waiver or amendment which reduces the amount or changes the form of the consideration to be received by CBI stockholders in the Merger pursuant to the Merger Agreement, CBI will resolicit proxies from its stockholders to obtain approval for such waiver or amendment. See "The Merger -- Termination of the Merger Agreement" and "-- Waiver and Amendment of the Merger Agreement."

TAX AND ACCOUNTING TREATMENT OF THE MERGER

    CBI and U. S. Bancorp have received opinions from their respective legal counsel to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). Because the Merger will be a tax-free reorganization, no income, gain, or loss will be recognized by a stockholder of CBI upon the exchange of shares of U. S. Bancorp Common Stock for CBI Common Stock (except in connection with cash received in lieu of fractional shares). Consummation of the Merger is conditioned upon receipt by CBI and U. S. Bancorp of similar opinions from their respective legal counsel dated as of the Effective Time. Upon consummation of the Merger, U. S. Bancorp will account for the acquisition of CBI using the purchase method of accounting. See "The Merger -- Certain Federal Income Tax Consequences" and "-- Accounting Treatment."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    EXECUTIVE EMPLOYMENT AGREEMENTS. In connection with the execution of the Merger Agreement, the parties have executed an Employment Agreement by and among CBI, U. S. Bancorp and Joseph P. Colmery, President and Chief Executive Officer of CBI. In addition, certain CBI employees are parties to employment agreements which entitle each of them to certain payments in the event his or her employment is terminated for specified reasons or certain other actions are taken with respect to such employees following a change in control of CBI, including consummation of the Merger. See "Interests of Certain Persons in the Merger -- New Employment Agreement" and "-- Existing CBI Employment Agreements."

    CBI STOCK OPTIONS. The execution of the Agreement and Plan of Merger dated as of February 11, 1996, resulted in certain holders of unexercised options to purchase CBI Common Stock being accorded the right to exercise such options immediately prior to consummation of the Merger, whether or not such options are otherwise vested at such time. Pursuant to the Merger Agreement, each stock option issued by CBI to an employee or director under certain CBI stock plans that is outstanding and unexercised at the Effective Time will be converted as of the Effective Time into an option to purchase U. S. Bancorp Common Stock in accordance with the Exchange Ratio. See "Interests of Certain Persons in the Merger -- CBI Stock Options."

    DIRECTOR RETIREMENT AGREEMENTS. Pursuant to a Directors' Retirement Agreement entered into by CBI with certain directors, in the event of a merger in which CBI will not be the surviving corporation, including the Merger, each director who is party to such agreement may elect to require CBI to purchase an annuity contract providing for payment when due of all future benefits owed to such director. See "Interests of Certain Persons in the Merger -- Director Retirement Agreements."

    INDEMNIFICATION. The Merger Agreement provides that U. S. Bancorp will indemnify and hold harmless each present and former director and officer of CBI, or any subsidiary of CBI, to the fullest extent permissible under applicable law and the articles of incorporation or bylaws of U. S. Bancorp or any agreement to which U. S. Bancorp is a party as in effect on February 11, 1996. U. S. Bancorp's indemnification obligations will continue in full force and effect for a period of six years from the Effective Time. See "Interests of Certain Persons in the Merger -- Indemnification of CBI Officers and Directors."

                         MARKET PRICES OF COMMON STOCK

    U. S. Bancorp Common Stock and CBI Common Stock are traded over the counter on the NASDAQ National Market System. The following table sets forth for the periods indicated the high and low sales prices as reported on the NASDAQ National Market System for U. S. Bancorp Common Stock and CBI Common Stock.

                                                    U. S. BANCORP
                                                                          CBI COMMON
                                                     COMMON STOCK           STOCK
                                                    --------------      --------------
CALENDAR QUARTER                                    HIGH      LOW       HIGH      LOW
- --------------------------------------------------  ----      ----      ----      ----
1993
  First Quarter...................................  $287/8    $ 241/2   $14       $  93/4
  Second Quarter..................................   281/8      22       133/4      113/4
  Third Quarter...................................   27         243/8    141/2      111/2
  Fourth Quarter..................................   271/8      223/4    153/4      14
1994
  First Quarter...................................   285/8      231/2    16         141/2
  Second Quarter..................................   285/8      241/2    18         15
  Third Quarter...................................   281/8      251/4    191/4      17
  Fourth Quarter..................................   257/8      221/8    181/2      151/2
1995
  First Quarter...................................   263/4      22       181/2      161/2
  Second Quarter..................................   273/4      231/2    21         163/8
  Third Quarter...................................   291/2      237/8    231/2      193/4
  Fourth Quarter..................................   36         283/8    271/4      203/4
1996
  First Quarter...................................   345/8      291/4    321/4      251/2
  Second Quarter (through April 12, 1996).........

    On February 9, 1996, the last trading day before the public announcement of the proposed Merger, the last sale price reported on the NASDAQ National Market System for U. S. Bancorp Common Stock was $34.25 ($32.54 on an equivalent-share basis for each share of CBI Common Stock). The last sale price per share reported on the NASDAQ National Market System for CBI Common Stock on February 9, 1996, was $27.75. On April 12, 1996, the last sale price per share reported on the NASDAQ National Market System for U. S. Bancorp Common Stock was $
($        on an equivalent-share basis for  each share of CBI Common Stock)  and
for  CBI Common Stock  was $         . Stockholders are  urged to obtain current
quotations for the market prices of U. S. Bancorp Common Stock and CBI Common Stock.

    No  assurance can be given as to the  market price of CBI Common Stock or U.
S. Bancorp Common Stock at the Effective Time of the Merger, or of U. S. Bancorp Common Stock after the Effective Time of the Merger. Because the Exchange Ratio is fixed and because the market price of the U. S. Bancorp Common Stock is subject to fluctuation, the value of the shares of U. S. Bancorp Common Stock that holders of CBI Common Stock will receive in the Merger may increase or decrease prior to and after the Effective Time.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following table sets forth selected consolidated historical financial data for U. S. Bancorp and CBI for the periods specified below. The data have been derived in part from, and should be read in conjunction with, the consolidated financial statements and notes thereto and other financial information with respect to U. S. Bancorp and CBI incorporated by reference into this Proxy Statement/ Prospectus (see "Information Incorporated by Reference"), and such data are qualified in their entirety by reference thereto. Certain amounts have been reclassified to conform CBI's financial information with U. S. Bancorp's presentation.

                                                                      YEARS ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------
                                                  1991           1992           1993           1994           1995
                                              -------------  -------------  -------------  -------------  -------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
U. S. BANCORP(1)
Earnings Summary:
  Interest income...........................  $   2,099,182  $   1,944,719  $   1,962,281  $   2,074,398  $   2,392,509
  Interest expense..........................      1,118,415        825,230        698,125        738,691        993,103
                                              -------------  -------------  -------------  -------------  -------------
  Net interest income.......................        980,767      1,119,489      1,264,156      1,335,707      1,399,406
  Provision for credit losses...............        155,053        148,762        106,234        120,146        124,093
  Noninterest revenue.......................        442,470        519,283        620,352        552,719        524,740
  Income before cumulative effect of
   accounting changes.......................        232,125        271,446        341,136        254,666        328,971
  Net income................................        232,125        211,556        341,136        254,666        328,971
Per Common Share:
  Income before accounting changes..........  $        1.68  $        1.87(3) $        2.23 $        1.60 $        2.09
  Net income................................           1.68           1.45(3)          2.23          1.60          2.09
  Cash dividends declared...................            .71            .76            .85            .94           1.06
Period End Balance Sheet Data:
  Total assets..............................  $  24,292,336  $  27,874,784  $  29,086,757  $  30,609,108  $  31,794,283
  Total earning assets......................     21,582,825     24,643,243     25,945,928     27,004,341     27,883,285
  Total deposits............................     17,360,760     21,061,615     21,447,682     21,859,189     23,264,629
  Long-term debt............................      1,318,787      1,437,225      1,161,217      1,244,190      1,377,021
  Total shareholders' equity................      1,773,428      2,121,133      2,441,761      2,493,054      2,617,053
  Common shareholders' equity...............      1,773,428      1,971,133      2,291,761      2,343,054      2,467,053
  Preferred stock...........................             --        150,000        150,000        150,000        150,000
CBI
Earnings Summary:
  Interest income (2).......................  $      89,879  $      74,494  $      69,944  $      79,562  $     116,823
  Interest expense..........................         40,607         26,739         20,411         21,246         42,966
                                              -------------  -------------  -------------  -------------  -------------
  Net interest income (2)...................         49,272         47,755         49,533         58,316         73,857
  Provision for credit losses...............          4,855          4,065          3,425          1,895          1,485
  Noninterest revenue.......................          7,971          8,143          8,807          7,506          9,479
  Income before cumulative effect of
   accounting changes.......................          6,328          6,415          8,789         11,636         18,035
  Net income................................          6,924          7,310          8,789         11,636         18,035
Per Common Share:
  Income before accounting changes..........  $         .69  $         .69  $         .94  $        1.24  $        1.80
  Net income................................            .76            .79            .94           1.24           1.80
  Cash dividends declared...................            .45            .52            .52            .55            .76
Period End Balance Sheet Data:
  Total assets..............................  $     967,016  $     962,434  $   1,046,495  $   1,333,296  $   1,570,458
  Total earning assets......................        878,798        882,928        974,391      1,225,686      1,445,383
  Total deposits............................        861,380        854,813        933,773      1,179,717      1,425,895
  Long-term debt............................             --             --             --             --             --
  Stockholders' equity......................         96,875        100,650        105,984        112,243        130,761

- --------------------------
(1) In March 1994, U. S. Bancorp's Board of Directors approved a major cost reduction program. In connection therewith, a $100 million pre-tax restructuring charge was recorded in the 1994 first quarter results of operations. In connection with the merger of West One Bancorp with and into
    U. S. Bancorp in December 1995, pre-tax merger and integration costs of $98.9 million were recognized in 1995.

(2) CBI interest income and net interest income have been adjusted by $1,710, $1,469, $1,374, $1,590 and $1,598 in 1991, 1992, 1993, 1994 and 1995,
    respectively, to conform to U. S. Bancorp's financial presentation.

(3) 1992 income before accounting changes per common share on a primary and fully diluted basis was $1.84 and $1.79, respectively. Net income per share on a primary and fully diluted basis was $1.42 and $1.40, respectively. Dilution was not material in the other periods presented.

                           SELECTED FINANCIAL RATIOS

    The following table presents unaudited information concerning certain financial ratios for U. S. Bancorp and CBI on a historical basis. Certain amounts have been reclassified to conform CBI's financial information with U. S. Bancorp's presentation. The ratios are qualified in their entirety by reference to, and should be read in conjunction with, the consolidated financial statements and notes thereto and other financial information with respect to U.
S. Bancorp and CBI incorporated by reference into this Proxy Statement/Prospectus. See "Information Incorporated by Reference."

                                                                                         YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------------------------
                                                                            1991       1992       1993       1994       1995
                                                                          ---------  ---------  ---------  ---------  ---------
PERFORMANCE RATIOS:
Return on Average Total Assets
  U. S. Bancorp(1)......................................................        .98%      1.07%      1.22%       .87%      1.09%
  CBI...................................................................        .72        .76        .89       1.07       1.23
Return on Average Common Shareholders' Equity
  U. S. Bancorp(1)......................................................      13.74      14.06      15.71      10.62      12.90
  CBI...................................................................       7.23       7.38       8.52      10.63      14.57
Net Interest Margin (tax-equivalent)
  U. S. Bancorp.........................................................       4.89       5.17       5.31       5.35       5.38
  CBI...................................................................       5.66       5.52       5.62       5.93       5.50
Overhead Ratio(2)
  U. S. Bancorp.........................................................      63.11      65.03      65.71      72.34      65.38
  CBI...................................................................      74.40      75.19      70.29      67.81      61.96
ASSET QUALITY RATIOS:
Allowance for Credit Losses to Period-End Loans
  U. S. Bancorp.........................................................       1.63       1.81       1.77       1.79       1.91
  CBI...................................................................       1.46       1.61       1.90       1.40       1.44
Allowance for Credit Losses to Nonperforming Loans
  U. S. Bancorp.........................................................         83        117        144        192        336
  CBI...................................................................        119        112        101         98         99
Nonperforming Assets to Period-End Loans and Foreclosed Assets
  U. S. Bancorp.........................................................       2.52       1.77       1.44       1.06        .73
  CBI...................................................................       2.73       2.45       2.33       1.69       1.75
Net Loans Charged-Off to Average Loans
  U. S. Bancorp.........................................................        .73        .70        .48        .39        .33
  CBI...................................................................       1.03        .58        .47        .48        .18
CAPITAL RATIOS:
Average Common Shareholders' Equity to Average Assets
  U. S. Bancorp.........................................................       7.14       7.24       7.48       7.83       8.13
  CBI...................................................................       9.98      10.29      10.47      10.06       8.43
Leverage Ratio
  U. S. Bancorp.........................................................       6.77       7.10       7.64       7.82       7.89
  CBI...................................................................      10.21      10.46      10.60      10.27       7.98
Tier 1 Risk-based Capital Ratio
  U. S. Bancorp.........................................................       7.79       8.63       8.95       8.72       8.44
  CBI...................................................................      13.11      14.34      14.67      12.65      12.03
Total Risk-based Capital Ratio
  U. S. Bancorp.........................................................      10.24      11.51      11.75      11.38      11.79
  CBI...................................................................      14.21      15.55      15.92      13.90      13.28

- --------------------------
(1) Returns for 1992 were computed before accounting changes. Net income for 1992 includes a $59.9 million after-tax charge from the adoption of
    Statement of Financial Accounting Standards (FAS) No. 106, "Employees' Accounting for Postretirement Benefits Other than Pensions" and FAS No. 112, "Employers' Accounting for Postemployment Benefits." After accounting changes, return on average total assets was .84% and return on average common shareholders' equity was 11.25%.

(2) Overhead ratio is defined as noninterest expenses as a percentage of tax-equivalent net interest income and noninterest revenues.

             COMPARISON OF CERTAIN UNAUDITED PER COMMON SHARE DATA

    The following table sets forth selected historical per common share data for
U. S. Bancorp and CBI, pro forma combined data per U. S. Bancorp common share, and equivalent pro forma data per CBI common share. The pro forma amounts included in the table assume consummation of the Merger and are based on the purchase method of accounting, a preliminary determination and allocation of the total purchase price, and the assumptions described under "Unaudited Pro Forma Combined Condensed Financial Information." The data should be read in conjunction with the consolidated financial statements and notes thereto and other financial information with respect to U. S. Bancorp and CBI incorporated by reference into or set forth elsewhere in this Proxy Statement/ Prospectus, and such data are qualified in their entirety by reference thereto. See "Information Incorporated by Reference" and "Unaudited Pro Forma Combined Condensed Financial Information." The pro forma amounts in the table below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that actually would have occurred had the Merger been consummated as of the date or for the period presented. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the combined company. No adjustment has been included in the pro forma amounts for the positive effects of potential cost savings and revenue enhancements which may be achieved subsequent to the Merger.

                                                                                          YEAR ENDED
                                                                                       DECEMBER 31, 1995
                                                                                       -----------------
U. S. BANCORP COMMON STOCK
Income per share before cumulative effect of accounting changes(1):
  Historical.........................................................................      $    2.09
  Pro forma combined(2)..............................................................           2.04
Cash dividends declared per share:
  Historical.........................................................................           1.06
  Pro forma combined.................................................................           1.06
Book value per share at period-end:
  Historical.........................................................................          16.38
  Pro forma combined(3)..............................................................          16.38
CBI COMMON STOCK
Income per share before cumulative effect of accounting changes:
  Historical.........................................................................      $    1.80
  Pro forma equivalent(4)............................................................           1.94
Cash dividends declared per share:
  Historical.........................................................................            .76
  Pro forma equivalent(4)............................................................           1.01
Book value per share at period-end:
  Historical.........................................................................          13.00
  Pro forma equivalent(4)............................................................          15.56

- ------------------------
(1) In connection with the merger of West One Bancorp with and into U. S. Bancorp in December 1995, pre-tax merger and integration costs of $98.9 million were recognized in 1995.

(2) The impact of common stock equivalents, such as common stock options, and other potentially dilutive securities is not material; accordingly, they are not included in the per share calculations.

(3) Amount is calculated by dividing total pro forma common shareholders' equity by the sum of total outstanding shares of U. S. Bancorp Common Stock at December 31, 1995, plus new shares of U. S. Bancorp Common Stock to be issued in the Merger (approximately 9.6 million shares based on the number of shares of CBI Common Stock outstanding at December 31, 1995). It is anticipated that a number of shares approximately equal to the number of shares to be issued in the Merger will be purchased on the open market under
    U. S. Bancorp's share repurchase program, subject to market conditions or other factors. U. S. Bancorp expects to obtain the funds for the purchase of such shares from asset maturities and sales, the issuance of debt and other sources of liquidity available to U. S. Bancorp.

(4) Amounts are calculated by multiplying U. S. Bancorp's pro forma amounts by the Exchange Ratio.

                      SPECIAL MEETING OF CBI STOCKHOLDERS

GENERAL

    This Proxy Statement/Prospectus is being furnished to holders of CBI Common Stock in connection with the solicitation of proxies by the Board of Directors of CBI for use at the Special Meeting and any adjournments or postponements thereof at which the stockholders of CBI will consider and vote upon a proposal to approve the Merger Agreement. Each copy of this Proxy Statement/Prospectus which is being mailed or delivered to CBI stockholders is accompanied by the Notice of Special Meeting of Stockholders of CBI and a proxy card.

    This Proxy Statement/Prospectus is also furnished by U. S. Bancorp to each holder of CBI Common Stock as a prospectus in connection with the issuance by U.
S. Bancorp of shares of U. S. Bancorp Common Stock upon the consummation of the Merger.

DATE, TIME, AND PLACE

    The Special Meeting will be held on Wednesday, May 22, 1996, commencing at 11:00 a.m., local time, at the San Ramon Marriott, 2600 Bishop Drive, San Ramon, California.

PURPOSE OF MEETING

    The purpose of the Special Meeting is to consider and vote upon the Merger Agreement and to conduct any other business that may properly come before the Special Meeting. In the event of a vote to adjourn the Special Meeting to permit further solicitation of proxies, no proxy which is voted against approval of the Merger Agreement will be voted in favor of any such adjournment.

SHARES OUTSTANDING AND ENTITLED TO VOTE; RECORD DATE

    The Board of Directors of CBI has fixed the close of business on April 10, 1996, as the Record Date for the determination of holders of shares of CBI Common Stock entitled to notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were 10,108,847 shares of CBI Common Stock issued and outstanding held by approximately 4,506 holders of record. Holders of record of CBI Common Stock on the Record Date are entitled to one vote per share.

VOTE REQUIRED

    The affirmative vote of a majority of all shares of CBI Common Stock outstanding on the Record Date is required to approve the Merger Agreement.

    As of the Record Date, CBI's directors and executive officers and their affiliates owned and were entitled to vote 450,593 shares of CBI Common Stock at the Special Meeting, representing approximately 4.5 percent of the outstanding shares. Each such director and executive officer has indicated his or her intention to vote the CBI Common Stock beneficially owned by him or her for approval of the Merger Agreement.

VOTING, SOLICITATION AND REVOCATION OF PROXIES

    Proxy cards accompany this Proxy Statement/Prospectus for use at the Special Meeting by record holders of CBI Common Stock. A CBI stockholder may use his or her proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she attends the meeting. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice of such revocation to the Secretary of CBI, by submitting a proxy having a later date, or by such person appearing at the Special Meeting and electing to vote in person. All proxies validly submitted and not revoked will be voted in the manner specified therein. IF NO
SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT.

    The presence of a majority of the outstanding shares of CBI Common Stock in person or by proxy is necessary to constitute a quorum of stockholders for the Special Meeting. Shares for which duly-executed proxies have been received but with respect to which holders of shares have abstained from voting are counted in determining the shares present at a meeting.

    For voting purposes, only shares affirmatively voted for approval of the Merger Agreement will be counted as favorable votes in determining whether the Merger Agreement is approved by the holders of a majority of the outstanding shares of CBI Common Stock. Under applicable stock exchange rules, brokers who hold shares in street name for customers are prohibited from giving a proxy to vote such customers' shares with respect to approval of the Merger Agreement in the absence of specific instructions from such customers ("broker nonvotes"). Accordingly, abstentions and broker nonvotes will have the same effect as votes against approval of the Merger Agreement.

    CBI will bear the cost of soliciting proxies from its stockholders. In addition to using the mails, proxies may be solicited by personal interview, telephone, and wire. Banks, brokerage houses, other institutions, nominees and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. CBI will reimburse such parties for their reasonable expenses in sending proxy materials to the beneficial owners of the shares.

    At the Special Meeting, representatives of KPMG Peat Marwick LLP, principal accountants of CBI for the current year and most recently completed fiscal year, are expected to be present, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

                                 U. S. BANCORP

    U. S. Bancorp is a regional multibank holding company incorporated in the state of Oregon in 1968 and headquartered in Portland, Oregon. At December 31, 1995, U. S. Bancorp was among the 30 largest bank holding companies in the United States in terms of total assets, with total assets of $31.8 billion, deposits of $23.3 billion, and shareholders' equity of $2.6 billion.

    U. S. Bancorp is engaged in a general retail and commercial banking business in the states of Oregon, Washington, California, Nevada, Idaho, and Utah through its banking subsidiaries. On December 26, 1995, the merger of West One Bancorp, a regional multibank holding company headquartered in Boise, Idaho, with total assets of $9.2 billion at September 30, 1995, with and into U. S. Bancorp was consummated, with U. S. Bancorp as the surviving corporation.

    U. S. Bancorp's principal banking subsidiaries are United States National Bank of Oregon, with $12.1 billion in total assets at December 31, 1995, U. S. Bank of Washington, National Association, which had total assets of $7.0 billion at that date, and West One Bank, Idaho, which had total assets of $4.7 billion at year-end 1995. Another U. S. Bancorp banking subsidiary, U. S. Bank of California, operates in Northern California through 57 full-service banking offices and certain other banking facilities in its 30-county market area. U. S. Bank of California, headquartered in Sacramento, California, had $2.0 billion of assets at December 31, 1995.

    Other subsidiaries of U. S. Bancorp provide financial services related to banking, including lease financing, consumer and commercial finance, discount brokerage, investment advisory services, and insurance agency and credit life insurance services. U. S. Bancorp's principal activities are located in the Pacific Northwest, but it has operations throughout the Far West and, to a lesser extent, the rest of the United States. The principal executive offices of
U. S. Bancorp are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204, telephone number (503) 275-6111.

                          CALIFORNIA BANCSHARES, INC.

    CBI is a multibank holding company incorporated under the laws of the state of California in 1969 and reincorporated under the laws of the state of Delaware in 1971 and headquartered in San Ramon, California. At December 31, 1995, CBI had total assets of $1.6 billion, deposits of $1.4 billion, and stockholders' equity of $130.8 million.

    CBI is engaged in a general retail and commercial banking business in the east San Francisco Bay Area and the central valley of Northern California through its nine banking subsidiaries with a total of 38 branches. The principal executive offices of CBI are located at 100 Park Place, Suite 140, San Ramon, California 94583, telephone number (510) 743-4200.

                    BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

    CBI has experienced significant growth and change in the past decade. It was incorporated under the laws of the state of California in 1969, reincorporated under the laws of the state of Delaware in 1971, and was approved as a bank holding company under the BHCA by the Federal Reserve Board in 1971. CBI was known as Alameda Bancorporation until 1990 and as Northern California Community Bancorporation from that point until its merger with Mission-Valley Bancorp in 1991, after which its name was changed to California Bancshares, Inc. During the last two years, CBI grew further through various acquisitions, including the Bank of Livermore, Modesto Banking Company, Old Stone Bank of California, and First Community Bankshares, Inc., the holding company for Centennial Bank. As a result of the growth described above, CBI presently has assets of approximately $1.6 billion and operates 38 branches through nine commercial banking subsidiaries in communities throughout Alameda, Contra Costa, Stanislaus and San Joaquin counties, and including one branch in northern Santa Clara county.

    As part of CBI's exploration of strategies to maximize shareholder value, including through acquisitions in which revenue enhancement and operational efficiencies could be realized, CBI's senior management has from time to time held informal discussions with senior management of other banking institutions regarding the possibility of a combination of CBI with such institutions or other banking institutions. In early 1995, senior management of CBI and the Board of Directors of CBI (the "CBI Board") held discussions regarding CBI's business and the possible strategic alternatives available to it to increase shareholder value, including without limitation earnings growth, dividends and share liquidity, in light of the current banking environment and the trend toward strategic consolidation in the banking industry.

    Following these preliminary discussions and as part of such exploration, representatives of Goldman Sachs, CBI's financial adviser, and senior management of CBI held an informal meeting with the senior management of U. S. Bancorp in April 1995. In addition, Goldman Sachs engaged in additional exploratory discussions regarding the possibility of a strategic combination involving CBI with U. S. Bancorp. Throughout this time, discussions remained preliminary and no specific transactions were discussed. Further, as part of its consideration of strategic alternatives, and based on its own experience and its view of trends in the banking industry, the CBI Board had at this time determined that, as a general matter, were it to pursue such a business combination transaction, it would likely prefer to affiliate CBI with a substantially larger institution, with the advantages of doing so envisioned as including, but not limited to, the ability to increase the potential dividend to stockholders and the market liquidity of their stock; access to a broader array of products, services, experience and expertise that would match the needs of many of CBI's customers and potential customers; the financial capability to invest in innovative technology and customer delivery systems; competitive and marketing strength; favorable expense ratios; and improved geographic diversification to reduce dependence on the local economy.

    During late 1995, senior management of CBI and representatives of Goldman Sachs discussed with the CBI Board CBI's strategic plans to increase shareholder value, the trend toward consolidation in the banking industry generally, and certain recent events in the California banking and financial services market, including the First Interstate Bancorp transaction. The CBI Board also discussed the reasons for such consolidation and in particular the importance of achieving institutional scale in order to realize appropriate levels of long-term profitability and service and product delivery to customers. In light of such trends and events and of CBI's goal of positioning CBI to maximize long-term shareholder value, Goldman Sachs then described for the CBI Board certain strategic alternatives available to CBI, including both continued independence (and continuing CBI's strategy of re-engineering coupled with strategic acquisitions), and a possible combination with another banking institution capable of achieving the advantages previously discussed as desirable by the CBI Board. After deliberations on the matter the CBI Board engaged Goldman Sachs in November 1995 for the purpose of initiating exploratory contacts regarding potential interest in a business combination transaction with CBI.

    Pursuant to the CBI Board's authorization, Goldman Sachs represented CBI in discussions with U. S. Bancorp in the following weeks regarding a potential business combination with CBI. CBI entered into a customary confidentiality agreement with U. S. Bancorp in December 1995.

    Following preliminary discussions concerning the possibility of a business combination between CBI and U. S. Bancorp, U. S. Bancorp conducted a due diligence investigation of CBI during the first week of February 1996. Also at this time, CBI and Goldman Sachs conducted a due diligence investigation of U.
S. Bancorp. Starting on February 5, 1996, U. S. Bancorp and CBI discussed potential legal and other terms of a transaction between the parties, including the structure of such a transaction. On February 7, 1996, CBI received a letter from U. S. Bancorp formally proposing a merger of CBI with and into U. S. Bancorp, substantially on the terms and conditions set forth in a proposed merger agreement and stock option agreement.

    On February 8, 1996, the CBI Board met and reviewed with CBI's senior management and its legal and financial advisers the status of the discussions to date, which as of that time were focused on U. S. Bancorp. The Board discussed the terms of the merger agreement and the stock option agreement proposed by U.
S. Bancorp. Based on the foregoing and the matters discussed below under the heading "-- Reasons for the Merger," the CBI Board authorized CBI senior management and representatives to continue to pursue negotiations with U. S. Bancorp.

    The CBI Board held a special meeting on February 11, 1996, to further consider U. S. Bancorp's merger proposal and the outcome of continued negotiations. Based on the foregoing and the matters discussed below under the headings "-- Reasons for the Merger" and "-- Opinion of CBI's Financial Adviser," the CBI Board determined to approve the proposed Merger with U. S. Bancorp. Following the meeting, the Agreement and Plan of Merger dated as of February 11, 1996, and the Option Agreement were executed by each of CBI and U.
S. Bancorp. On March 8, 1996, the CBI Board approved the terms of the Restated Agreement and Plan of Merger dated as of February 11, 1996, to permit U. S. Bancorp to account for the Merger using the purchase rather than the pooling-of-interests method of accounting.

REASONS FOR THE MERGER

    CBI. On February 11, 1996, ten of the eleven CBI directors, constituting a quorum of the CBI Board, convened to consider in detail the Merger and other transactions contemplated by the proposed merger agreement and stock option agreement. At the meeting, members of CBI management and CBI's outside financial and legal advisers reviewed the terms of the proposed merger agreement and stock option agreement and the transactions contemplated thereby with the CBI Board. Also at the meeting, Goldman Sachs delivered their opinion that, as of that date, the Exchange Ratio in the proposed merger agreement was fair to the holders of CBI Common Stock. See "-- Opinion of CBI's Financial Adviser." After deliberating with respect to the Merger and the other transactions contemplated by the proposed merger agreement and stock option agreement, considering, among other things, the matters set forth below and the opinion of Goldman Sachs referred to above, the CBI Board, by unanimous vote of the directors present, approved the Agreement and Plan of Merger dated as of February 11, 1996, the Option Agreement and the transactions contemplated thereby. On March 8, 1996, the CBI Board, after deliberation and consultation with its outside financial and legal advisers, including oral confirmation by Goldman Sachs of their opinion, dated as of February 11, 1996, as to the fairness of the Exchange Ratio to holders of CBI Common Stock, approved the terms of the Restated Agreement and Plan of Merger dated as of February 11, 1996 (as amended and restated, the "Merger Agreement"), to permit U. S. Bancorp to account for the Merger using the purchase rather than the pooling-of-interests method of accounting.

    THE CBI BOARD BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF CBI AND ITS STOCKHOLDERS. THE CBI BOARD RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

    In connection with its approval of the Merger Agreement and the Option Agreement, the CBI Board considered and approved the adoption of an amendment to the Rights Agreement, dated as of June 30, 1995, between CBI and First Interstate Bank of California, as Rights Agent (the "CBI Rights Agreement"), to permit the execution of the Merger Agreement and the Option Agreement and the consummation of the Merger without triggering the exercisability under the CBI Rights Agreement of the rights issued thereunder. Additionally, for purposes of the Delaware General Corporation Law ("DGCL"), and the Restated Certificate of Incorporation of CBI (the "Certificate"), the CBI Board approved the execution and delivery of the Merger Agreement and the Option Agreement and the consummation of the Merger, and exempted such transactions from the application of provisions of the DGCL and Article 11 of the Certificate.

    In reaching its determination to approve and adopt the Merger Agreement and the transactions contemplated thereby, the CBI Board considered a number of factors, including, without limitation, the following:

        (i)  information   regarding  the   financial  condition,   results   of
    operations, cash flow, business and purposes of CBI and of U. S. Bancorp;

        (ii) the CBI Board's review of the operating environment, including, but not limited to, the continued consolidation and increasing competition in the banking and financial services industries, the prospect for further changes in these industries and the importance of financial resources, technological innovation and strategic geographic diversification to being able to capitalize on developing opportunities in these industries. In this regard, the CBI Board considered that the combined company would be significantly more diversified in lines of business and geographically than CBI on a stand-alone basis and that the combined company's vulnerability to certain adverse developments, including exposure to the California economy, would be less than would CBI's on a stand-alone basis;

       (iii) the CBI Board's assessment that the combined entity resulting from the Merger would better serve the convenience and needs of its customers and the communities it serves as a result of being a substantially larger bank (as compared to CBI remaining independent), thereby affording access to financial and managerial resources, the ability to offer an expanded range of potential products and services, and the advantage of technological innovation in product and service delivery and in other areas, which assessment was based on a number of factors, including information presented to the CBI Board and the CBI Board's beliefs concerning the financial strength, management depth, capital resources and product and service offerings of the combined institution, the compatibility of the businesses of U. S. Bancorp and CBI given the two companies' corporate cultures and the strategic objectives and priorities of each company, the historical prices and trading information with respect to the U. S. Bancorp Common Stock, the general conditions of, and the likelihood of further consolidation in, the banking industry, and the likelihood that the Merger would be approved by the appropriate regulatory authorities;

       (iv) the CBI Board's review of strategic alternatives to enhance shareholder value, including remaining independent and potential transactions with other institutions, which alternatives the CBI Board believed were not likely to result in greater shareholder value than the Merger based on, among other things, the CBI Board's assessment of CBI, U.
    S. Bancorp, and the information presented to it at its February 11, 1996 meeting, as described herein;

        (v) the financial presentation of Goldman Sachs, including the analysis with respect to premium-to-market price of the Exchange Ratio to the CBI stockholders and the discounted present value analysis (which relied on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates) which attempted to compare the value of the Merger consideration to be received by CBI stockholders for each share of CBI Common Stock to the long-term value of a share of CBI Common Stock on a stand-alone basis (see "-- Opinion of CBI's Financial Adviser");

       (vi) the February 11, 1996 opinion of Goldman Sachs as to the fairness of the Exchange Ratio to the stockholders of CBI as of such date and the oral confirmation of such opinion by Goldman Sachs as of March 8, 1996 (see "-- Opinion of CBI's Financial Adviser");

       (vii) the CBI Board's belief that the terms of the Merger Agreement are attractive in that the agreement allows CBI stockholders to become shareholders in an institution which is among the top 30 bank holding companies in the United States (ranked by total assets) with a strong position in key Northern California and Pacific Northwest markets and with the financial strength to compete effectively in the current banking environment, and to benefit from the possibility of increased dividends and the characteristics of U. S. Bancorp's common stock, including its liquidity;

      (viii) the anticipated cost savings and operating efficiencies available to the combined institution from the Merger, including consolidation of administrative and back office operations and integration of common systems (see "Board of Directors, Management and Business Operations of U. S. Bancorp Following the Merger -- Business Operations");

       (ix) the expectation that the Merger will generally be a tax-free transaction to CBI and its stockholders (see "The Merger -- Certain Federal Income Tax Consequences");

        (x) the CBI Board's belief, after consultation with its legal counsel, that the required regulatory approvals could be obtained to consummate the Merger (see "The Merger -- Regulatory Approvals Required for the Merger");

       (xi) the effect of the Merger on CBI's other constituencies, including its employees and the communities served by CBI, including the CBI Board's assessment that the Merger is not expected to result in closures of CBI branches, and including the CBI Board's awareness and assessment of the potential that the Merger could be expected to provide certain CBI employees with employment and other benefits (see "Interests of Certain Persons in the Merger"); and

       (xii) U. S. Bancorp's prior experience in implementing and arranging large-scale bank mergers and acquisitions.

    The foregoing discussion of the information and factors considered by the CBI Board is not intended to be exhaustive but is believed to include all material factors considered by the CBI Board. In reaching its determination to approve and recommend the Merger, the CBI Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

    U. S. BANCORP. U. S. Bancorp entered the Northern California market in 1989 through its acquisition of the seven-branch Bank of Loleta; its Northern California operations have grown steadily since that time through additional acquisitions as well as internal growth. U. S. Bank of California, headquartered in Sacramento, California, had 57 full-service banking offices and certain other banking facilities in its 30-county market area and $2.0 billion in assets at December 31, 1995. U. S. Bancorp views the acquisition of CBI as an excellent opportunity to further its commitment to the growth and success of its California franchise and to expand into densely-populated, attractive markets contiguous to its present operations in Northern California.

    The assimilation of CBI's expertise in commercial bank management will bolster U. S. Bank of California's development of commercial banking products and services. Access to CBI's desirable consumer and business customer base, including a high proportion of small and middle market businesses, will afford opportunities for revenue enhancement through an expanded audience for U. S. Bancorp's wider array of products and services. The acquisition of CBI's respected, well-managed and profitable community banks is also expected to be an excellent cultural fit within the U.
S. Bancorp franchise. For these reasons, U. S. Bancorp believes the Merger will provide significant benefits to the shareholders and customers of both U. S. Bancorp and CBI.

OPINION OF CBI'S FINANCIAL ADVISER

    Goldman Sachs have rendered their written opinions to the CBI Board, dated February 11, 1996 (which was confirmed orally to the CBI Board on March 8,
1996), and dated the date of this Proxy Statement/Prospectus, to the effect that at the date of each such opinion the Exchange Ratio in the Merger was fair to the holders of CBI Common Stock.

    The full text of the opinion of Goldman Sachs dated the date of this Proxy Statement/Prospectus, which sets forth, among other things, assumptions made, procedures followed, matters considered and limits on the review undertaken by Goldman Sachs, is attached as Appendix 2 to this Proxy Statement/Prospectus. Holders of CBI Common Stock are urged to read this opinion in its entirety. GOLDMAN SACHS' OPINIONS, WHICH ARE ADDRESSED TO CBI'S BOARD OF DIRECTORS, ARE DIRECTED ONLY TO THE EXCHANGE RATIO IN THE MERGER AND DO NOT CONSTITUTE RECOMMENDATIONS TO ANY CBI STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING AND DO NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION. The summary set forth in this Proxy Statement/Prospectus of the opinions of Goldman Sachs is qualified in its entirety by reference to the full text of the opinion attached hereto as Appendix 2.

    In connection with their opinion dated February 11, 1996, Goldman Sachs reviewed, among other things: (a) the Agreement and Plan of Merger dated as of February 11, 1996; (b) annual reports to shareholders and Annual Reports on Form 10-K of CBI and of U. S. Bancorp for the five years ended December 31, 1994; (c) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of CBI and of U. S. Bancorp; (d) certain other communications from CBI and from U.
S. Bancorp to their respective shareholders; and (e) certain internal financial analyses and forecasts for CBI prepared by CBI's management and certain internal financial analyses for U. S. Bancorp prepared by U. S. Bancorp's management. Goldman Sachs also held discussions with members of the senior managements of CBI and U. S. Bancorp regarding their past and current business operations, regulatory relations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity of CBI Common Stock and U. S. Bancorp Common Stock, compared certain financial and stock market information for CBI and U. S. Bancorp with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate. No limitations were imposed by the CBI Board with respect to the investigations made or the procedures followed by Goldman Sachs in rendering their opinions.

    Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by Goldman Sachs for purposes of their opinions. Goldman Sachs are not experts in the evaluation of loan and lease portfolios for the purpose of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with the consent of the CBI Board, that such allowances for each of CBI and U.
S. Bancorp are in the aggregate adequate to cover all such losses. In addition, Goldman Sachs have not reviewed the individual credit files and have not made an independent evaluation or appraisal of the assets and liabilities of CBI or U.
S. Bancorp or any of their subsidiaries and Goldman Sachs have not been furnished with any such evaluation or appraisal. In connection with the opinion dated February 11, 1996, Goldman Sachs assumed, with the consent of the CBI Board, that the Merger would be accounted for as a pooling-of-interests under generally accepted accounting principles. Goldman Sachs were retained by the CBI Board to express an opinion as to the fairness to the holders of CBI Common Stock of the Exchange

Ratio. Goldman Sachs did not address CBI's underlying business decision to proceed with the Merger and did not make any recommendation to the CBI Board or to the stockholders of CBI with respect to any approval of the Merger Agreement.

    Each of Goldman Sachs' opinions is necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to Goldman Sachs through the date thereof. Goldman Sachs did not express any opinion as to the price or range of prices at which U. S. Bancorp Common Stock might trade subsequent to the Merger.

    In connection with rendering their opinions to the CBI Board, Goldman Sachs performed a variety of financial analyses which are summarized below. Goldman Sachs believe that their analyses must be considered as a whole and that selecting portions of their analyses and the factors considered by them, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying Goldman Sachs' opinions. Goldman Sachs arrived at their ultimate opinion based on the results of all the analyses they undertook assessed as a whole, and they did not draw conclusions from or with regard to any one method of analysis. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. With respect to the comparable company analysis and bank merger transaction analysis summarized below, no public company utilized as a comparison is identical to U. S. Bancorp or CBI and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned. The earnings estimates of the management of CBI contained in or underlying Goldman Sachs' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies or assets do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. None of the analyses performed by Goldman Sachs was assigned a greater significance by Goldman Sachs than any other.

    In conducting their analyses, Goldman Sachs discussed with the management of CBI earnings estimates for each of U. S. Bancorp and CBI. Neither U. S. Bancorp nor CBI publicly discloses internal management estimates of the type provided to Goldman Sachs in connection with its review of the financial terms of the Merger. The estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and com-petitive conditions. Accordingly, actual results could vary significantly from those reflected in such estimates.

    The following is a brief summary of the analyses performed by Goldman Sachs in connection with their opinion dated February 11, 1996:

        1. PROPOSED COMBINATION SUMMARY. Goldman Sachs analyzed the closing prices for the U. S. Bancorp Common Stock and CBI Common Stock on February 9, 1996 (the last trading day prior to the announcement of the Merger) of $34.25 and $27.75, as well as the Exchange Ratio of 0.95, resulting in value per share of CBI Common Stock of $32.54, noting that the aggregate combination value was $340 million (based on 10.061 million shares outstanding as of December 31, 1995 and 710,297 options outstanding as of September 30, 1995 with an average exercise price of $14.52). Goldman Sachs noted that the Exchange Ratio represented a premium of 17% to the closing price of CBI Common Stock on February 9, 1996. Goldman Sachs also noted that, as a multiple of CBI's fully diluted earnings per share, the Exchange Ratio, based on the price of U. S. Bancorp Common Stock on February 9, 1996, represented 18.1x earnings per share for 1995 and 14.5x CBI's estimated earnings per share for 1996. Goldman Sachs further noted that the Exchange Ratio represented a multiple of 2.50x CBI's stated book value, 2.57x CBI's tangible book value and 3.13x CBI's adjusted book value (adjusted for a 6% tangible equity/tangible assets ratio), such values in each case as of December 31, 1995. In addition, Goldman Sachs noted that the Exchange Ratio, based on the price of U. S. Bancorp Common Stock on February 9, 1996, represented a premium to CBI's deposits of 14%. Goldman Sachs observed that the current holders of CBI Common Stock would own 6.2%, and the current holders of U. S. Bancorp Common Stock would own 93.8%, of the combined entity after giving effect to the Merger.

        2. COMPARABLE COMPANY ANALYSIS. Using publicly available information, Goldman Sachs compared the financial performance, dividend policy and stock market valuation of CBI with the following five selected banking companies of comparable size (the "Mid-Cap Group") and two other banking companies (the "Large Cap Group") deemed relevant by Goldman Sachs: CVB Financial, City National, Imperial Bancorp, Silicon Valley Bancshares and ValliCorp Holdings; and BankAmerica and Wells Fargo. Indications of such financial performance, dividend policy and stock market valuation included, but were not limited to: stock price and recent stock price performance expressed in terms of February 9, 1996 stock price as a percent of the high stock price during the previous 52 weeks; return on average assets for the quarter ending December 31, 1995 (a median of 1.47% for the Mid-Cap Group, a median of 1.36% for the Large Cap Group, and 1.31% for CBI); the ratio of tangible equity to tangible assets (a median of 7.81% for the Mid-Cap Group, a median of 5.48% for the Large Cap Group, and 8.14% for CBI); the ratio of nonperforming assets to the sum of net loans and the value of other real estate owned (a median of 3.20% for the Mid-Cap Group, a median of 1.68% for the Large Cap Group, and 1.75% for CBI); dividend yields (a median of 2.1% for the Mid-Cap Group, a median of 2.5% for the Large Cap Group, and 3.2% for CBI); forecast price to earnings ratios (for 1996, a median of 10.5 for the Mid-Cap Group, a median of 12.2 for the Large Cap Group, and 12.3 for CBI (on a stand-alone basis) and for 1997, a median of 9.8 for the Mid-Cap Group, a median of 10.9 for the Large Cap Group, and 11.3 for CBI (on a stand-alone basis)); and price to tangible book ratios (a median of 1.7 for the Mid-Cap Group, a median of 3.1 for the Large Cap Group, and 2.2 for
    CBI). These indications are based on public financial statement information as of December 31, 1995 (except for information pertaining to Imperial Bancorp, Silicon Valley Bancshares and Vallicorp Holdings, which is based on such information as of September 30, 1995), Institutional Brokers Estimate System estimates as of February 7, 1996 and closing stock market prices on February 9, 1996.

        3. ANALYSIS OF COMPARABLE COMMERCIAL BANK COMBINATIONS. Goldman Sachs analyzed 21 selected other commercial bank merger and acquisition transactions involving consideration to shareholders of between $100 and $500 million for commercial banking institutions in the United States during 1994 and 1995. The transactions analyzed were: Norwest Corporation/Victoria Bankshares; Mercantile Bancorp/Hawkeye Bancorp; NationsBank/Intercontinental Bank; Union Planters/Capitol Bancorp; Meridian Bancorp/United Counties Bancorp; First Commerce/Central Corp., Comerica/Metrobank; Mercantile Bancorp/TCBankshares; CCB Financial/Security Capital; Synovus Financial/NBSC Corp.; Key Corp/OmniBancorp; Norwest Corporation/Independent Bancorp; Firstar Corporation/First Colonial; First Virginia Banks/Farmers National; National Westminster/Central Jersey Bancorp; BB&T Financial/Commerce Bank; Key Corp./Casco & Bank Vermont; Harris Bankcorp/Suburban Bancorp; First Fidelity/Baltimore Bancorp; Keystone Financial/Frankford Corp. and First Interstate Bancorp/San Diego Financial. This analysis, which was based on publicly available financial information for the 12 months preceding the announcement of the relevant transaction, showed that the Exchange Ratio represented a multiple of: (i) 18.1x CBI's 1995 earnings per share, compared to a high multiple of trailing 12 months earnings per share of 18.1x, a median multiple of 15.7x and a low multiple of 14.3x for 1995 transactions and a high multiple of 67.0x, a median multiple of 22.1x and a low multiple of 10.3x for 1994 transactions; (ii) 2.50x CBI's stated book value, compared to a high multiple of 2.71x, a median multiple of 1.90x and a low multiple of 1.50x for 1995 transactions and a high multiple of 2.55x, a median multiple of 2.10x and a low multiple of 1.13x for 1994 transactions; and
    (iii) 2.57x CBI's tangible book value, compared to a high multiple of 2.75x, a median multiple of 2.10x and a low multiple of 1.67x for 1995 transactions and a high multiple of 2.64x, a median multiple of 2.40x and a low multiple of 1.28x for 1994 transactions. This analysis also showed that the Exchange Ratio represented a premium to the closing price of the CBI Common Stock on the last trading day prior to announcement of the Merger of 17%, compared to a high premium to market price of 42%, a median premium to market price of 23% and a low premium to market price of 6% for 1995 transactions and a high premium to market price of 160%, a median premium to market price of 45% and a low premium to market price of 8% for 1994 transactions. Goldman Sachs noted that no transaction reviewed was identical to the Merger and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

        4. DIVIDEND ANALYSIS. Goldman Sachs summarized certain pro forma financial and market data for the combined institution, based on publicly available financial information available as of December 31, 1995 and market information available on February 9, 1996. Based on U. S. Bancorp's current dividend rate, the dividend payable by the combined institution attributable to a share of CBI Common Stock would be 21% higher than the dividend paid with respect to such share prior to the Merger, assuming a dividend rate by the combined institution that equals the current dividend rate of U. S. Bancorp. Neither CBI nor U. S. Bancorp has indicated any intentions regarding payments of future dividends. Goldman Sachs assumed for purposes of their analysis that U. S. Bancorp would continue its historical practice of paying dividends equal to or greater than past dividends.

        5. DISCOUNTED PRESENT VALUE ANALYSIS. Goldman Sachs performed discounted present value analyses to determine the present value per share of CBI Common Stock on a stand-alone basis based on certain assumptions concerning the growth rate of CBI earnings per share over the succeeding five years (reflecting CBI's core earnings power absent acquisitions), the applicable discount rate and the price to earnings ratio at the end of such period. The purpose of these analyses was to compare the value of the consideration to be received by CBI stockholders in the Merger to the estimated value of a share of CBI Common Stock on a stand-alone basis. For purposes of the analysis, Goldman Sachs assumed growth rates for CBI earnings per share of 9.0%, 10.0% and 11.0%. Goldman Sachs utilized discount rates ranging from 14.0% to 16.0% and terminal value multiples ranging from 10.0x to 15.0x to apply to forecasted earnings for 2001. These analyses showed a range of stand-alone present values per share of CBI Common Stock from $21.20 to $32.69 assuming a growth rate of 9.0% per year for CBI earnings per share and from $23.12 to $35.76 assuming a growth rate of 11.0% per year for CBI earnings per share, as compared to consideration in the Merger (giving effect to the Exchange Ratio of 0.95 shares of U. S. Bancorp Common Stock for each share of CBI Common Stock) and a closing price for U.
    S. Bancorp Common Stock on February 9, 1996, of $34.25) of $32.54 as of February 9, 1996. These analyses did not purport to be indicative of actual values or expected values of the shares of CBI Common Stock before the Merger. Goldman Sachs noted that the discounted present value analysis is a widely used valuation methodology, but noted that it relies on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates.

        In connection with their opinion dated the date of this Proxy Statement/Prospectus, Goldman Sachs confirmed the appropriateness of their reliance on the analyses used to render their February 11, 1996 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith. In connection with their opinion dated the date of this Proxy Statement/ Prospectus, Goldman Sachs reviewed the Restated Agreement and Plan of Merger. In connection with the March 8, 1996 oral confirmation of their opinion dated February 11, 1996 and their opinion dated the date of this Proxy Statement/Prospectus, Goldman Sachs also have assumed, with the consent of the CBI Board, that the Merger would be accounted for as a purchase under generally accepted accounting principles.

    The CBI Board retained Goldman Sachs based upon the recognized experience and expertise of the senior personnel in Goldman Sachs' financial institutions group. Goldman Sachs are an internationally recognized investment banking and advisory firm. Goldman Sachs, as part of their investment banking and advisory business, are continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. At various times, Goldman Sachs have conducted business with U. S. Bancorp.

    CBI and Goldman Sachs have entered into letter agreements pursuant to which CBI has agreed to pay Goldman Sachs a transaction fee of $3,397,268, payable in cash upon consummation of the Merger, and to reimburse Goldman Sachs for their reasonable out-of-pocket expenses, including the fees and disbursements of counsel, plus any sales, use or similar taxes arising in connection with its engagement, and to indemnify Goldman Sachs against certain liabilities relating to or arising out of the engagement, including liabilities under the federal securities laws.

                                   THE MERGER

GENERAL

    The Boards of Directors of U. S. Bancorp and CBI have adopted the Merger Agreement, which provides for the Merger at the Effective Time, with U. S. Bancorp as the surviving corporation. With certain limited exceptions described below, each share of CBI Common Stock outstanding at the Effective Time will be converted into the right to receive 0.95 shares of U. S. Bancorp Common Stock. Shares of U. S. Bancorp Common Stock and U. S. Bancorp Preferred Stock outstanding immediately prior to the Effective Time will remain outstanding after the Merger.

    This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger, including the principal terms of the Merger Agreement and the Option Agreement. The Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix 1, is hereby incorporated herein by reference. All stockholders of CBI are urged to read the Merger Agreement in its entirety.

STRUCTURE OF THE MERGER

    Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL and the Oregon Business Corporation Act ("OBCA"), at the Effective Time, CBI will merge with and into U. S. Bancorp. U. S. Bancorp will be the surviving corporation in the Merger, and will continue its corporate existence under the OBCA. At the Effective Time, the separate corporate existence of CBI will terminate. The articles of incorporation and bylaws of U.
S. Bancorp, as in effect immediately prior to the Effective Time, will be the articles of incorporation and bylaws of the surviving corporation.

CONVERSION OF CBI COMMON STOCK; TREATMENT OF CBI STOCK OPTIONS

    At the Effective Time of the Merger, each share of CBI Common Stock outstanding, other than shares held in CBI's treasury or held by U. S. Bancorp or CBI or any subsidiary of either (except in both cases for shares held directly or indirectly in trust accounts or managed accounts or otherwise held in a fiduciary capacity that are beneficially owned by third parties ("Trust Account Shares") or in respect of a debt previously contracted ("DPC Shares")), will be converted into the right to receive 0.95 shares (the "Exchange Ratio") of U. S. Bancorp Common Stock. CBI's obligation to consummate the Merger is not conditioned upon U. S. Bancorp Common Stock continuing to trade at any specified minimum price during any period prior to the Effective Time. Because the Exchange Ratio is fixed and because the market price of U. S. Bancorp Common Stock is subject to fluctuation, the value of the shares of U. S. Bancorp Common Stock that holders of CBI Common Stock will receive in the Merger may increase or decrease prior to and following the Merger.

    Each outstanding share of CBI Common Stock owned by U. S. Bancorp or its subsidiaries or by CBI or its subsidiaries (other than Trust Account Shares or DPC Shares) will be canceled at the Effective Time and shall cease to exist, and no U. S. Bancorp Common Stock or other consideration will be delivered in exchange therefor. All shares of U. S. Bancorp Common Stock that are owned by CBI or any subsidiary will become authorized but unissued stock of U. S. Bancorp.

    Each stock option to acquire CBI Common Stock granted under CBI's 1990 Stock Incentive Plan or its Directors Stock Option Plan (together, the "CBI Stock Plans") that is outstanding and unexercised immediately prior to the Effective Time will be converted at the Effective Time into, and will become, a stock option to purchase U. S. Bancorp Common Stock. See "-- Employee Benefits and Plans."

    Shares of U. S. Bancorp Common Stock and U. S. Bancorp Preferred Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding immediately after the Merger.

EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

    At or prior to the Effective Time, U. S. Bancorp will deposit, or cause to be deposited, with First Chicago Trust Company of New York (the "Exchange Agent"), for the benefit of the holders of certificates of CBI Common Stock, certificates representing the shares of U. S. Bancorp Common Stock and the cash in lieu of any fractional shares (such certificates for shares of U. S. Bancorp Common Stock and the cash in lieu of any fractional shares, together with any dividends or distributions with respect thereto, being referred to as the "Exchange Fund") to be issued pursuant to the Merger Agreement in exchange for outstanding shares of CBI Common Stock.

    As soon as is practicable after the Effective Time, and in no event later than five business days after receipt by U. S. Bancorp of a list of stockholders of record of CBI as of the Effective Time, a form of transmittal letter will be mailed by the Exchange Agent to the holders of CBI Common Stock. The form of transmittal letter will contain instructions with respect to the surrender of certificates representing CBI Common Stock.

    CBI STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNLESS AND UNTIL A LETTER OF TRANSMITTAL IS RECEIVED FOLLOWING THE EFFECTIVE TIME.

    Until the certificates representing CBI Common Stock are surrendered for exchange after the Effective Time of the Merger, holders of such certificates will accrue but will not be paid dividends or other distributions declared after the Effective Time with respect to the U. S. Bancorp Common Stock into which their shares have been converted. When such certificates are surrendered, any unpaid dividends or other distributions will be paid, without interest. After the Effective Time, there will be no transfers on the stock transfer books of CBI of shares of CBI Common Stock issued and outstanding immediately prior to the Effective Time. If certificates representing shares of CBI Common Stock are presented after the Effective Time, they will be canceled and exchanged for certificates representing the applicable shares of U. S. Bancorp Common Stock.

    No fractional shares of U. S. Bancorp Common Stock will be issued to any holder of CBI Common Stock upon consummation of the Merger. For each fractional share that would otherwise be issued, U. S. Bancorp will pay cash in an amount equal to such fraction multiplied by the average of the closing sale prices of
U. S. Bancorp Common Stock on the NASDAQ National Market System as reported by THE WALL STREET JOURNAL for the five trading days immediately preceding the date of the Effective Time. No interest will be paid or accrued on the cash in lieu of fractional shares payable to holders of such certificates.

    Neither U. S. Bancorp nor CBI nor any other person will be liable to any former holder of CBI Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. If a certificate for CBI Common Stock has been lost, stolen or destroyed, the Exchange Agent will issue the consideration properly payable in accordance with the Merger Agreement upon the making of an affidavit of the loss, theft, or destruction of such certificate by the person claiming such loss, theft, or destruction and, if required by U. S. Bancorp, the posting by such person of a bond in such amount as U. S. Bancorp may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to the loss, theft, or destruction of such certificate.

    For a description of the differences between the rights of the holders of U.
S. Bancorp capital stock and CBI capital stock, see "Comparison of Shareholders' Rights."

EFFECTIVE TIME

    The Effective Time will be as set forth in the articles of merger that will be filed with the Secretary of State of the state of Oregon and the certificate of merger that will be filed with the Secretary of State of the state of Delaware, in each case on the closing date of the Merger (the "Closing Date"). The Closing Date will occur on a date to be specified by the parties which shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions precedent to the Merger set forth in Article VII of the Merger Agreement. The Merger is presently expected to be consummated during the second half of 1996, subject to the receipt of regulatory approvals and the satisfaction of other conditions. The consummation of the Merger may be delayed as a result of delays in obtaining the necessary regulatory approvals. There can be no assurances as to if or when such approvals will be obtained or that the Merger will be consummated. If the Merger is not effected on or before January 31, 1997, the Merger Agreement may be terminated by either U. S. Bancorp or CBI, unless the failure to effect the Merger by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth therein. See "The Merger -- Conditions to the Consummation of the Merger" and "-- Regulatory Approvals Required for the Merger."

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains representations and warranties of U. S. Bancorp and CBI as to, among other things, (i) the corporate organization and existence of each party and its subsidiaries; (ii) the capitalization of each party and its subsidiaries; (iii) the corporate power and authority of each party; (iv) the compliance of the Merger Agreement with (A) the charter and bylaws of each party, (B) applicable law, and (C) certain material agreements;
(v) governmental and third party approvals; (vi) the timely filing of required regulatory reports; (vii) each party's financial statements and filings with the SEC; (viii) the absence of certain changes in each party's business since December 31, 1994; (ix) the absence of material legal proceedings; (x) the filing and accuracy of each party's tax returns; (xi) each party's employee benefit plans and related matters; (xii) each party's compliance with applicable law; (xiii) the absence of material defaults under certain contracts; (xiv) agreements between each party and regulatory agencies; (xv) the absence of undisclosed liabilities; (xvi) the inapplicability to the Merger of the Delaware or Oregon takeover laws; and (xvii) interest rate risk management arrangements.

CONDUCT OF BUSINESS PENDING THE MERGER AND OTHER AGREEMENTS

    Pursuant to the Merger Agreement, prior to the Effective Time CBI has agreed to, and to cause its subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action that would adversely affect or delay the ability of either U. S. Bancorp or CBI to obtain any necessary governmental or regulatory approvals required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or the Option Agreement.

    U. S. Bancorp and CBI have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. U. S. Bancorp and CBI have each agreed upon request to furnish to the other party all information concerning themselves and their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Merger. U. S. Bancorp and CBI have also agreed, subject to the terms and conditions of the Merger Agreement, to use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries and to consummate the Merger. U. S. Bancorp also agreed to cause the shares of U. S. Bancorp Common Stock to be issued in the Merger to be approved for listing on the NASDAQ National Market System.

    Each of U. S. Bancorp and CBI has further agreed to give the other party access to all of its properties, books, contracts, commitments and records and to furnish information concerning its businesses, properties and personnel to the other party, subject to the restrictions set forth in the Merger Agreement.

    Except as expressly contemplated by the Merger Agreement or specified in a schedule thereto or as contemplated by the Option Agreement, CBI has agreed that, without the prior written consent of U. S. Bancorp, it will not, and will not permit any of its subsidiaries to, among other things:

        (i) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of CBI or any of its subsidiaries to CBI or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any individual, corporation or other entity, or make any loan or advance;

        (ii) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of the rate being paid at the date of the Merger Agreement as such rate may be increased at times and in amounts as are consistent with past practice, and except for dividends paid by any of the wholly owned subsidiaries of CBI or any of their wholly owned subsidiaries); or issue any additional shares of capital stock except pursuant to (A) the exercise of stock options outstanding as of the date of the Merger Agreement, (B) the Option Agreement, (C) the CBI Rights Agreement, or (D) the CBI Dividend Reinvestment and Stock Purchase Plan until such plan is terminated;

       (iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the Merger Agreement;

       (iv)  except  for  transactions  in  the  ordinary  course  of   business
    consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary thereof;

        (v) except for loans, deposits, letters of credit, and similar transactions in the ordinary course of business consistent with past practice, (A) enter into any contract or agreement that involves an amount in excess of $100,000 or that will have a term in excess of one year, (B) terminate or materially modify any contract or agreement that involves an amount in excess of $100,000 or that has a remaining term in excess of one year, or (C) commit to any capital expenditure, or make any capital expenditure not committed to prior to the date of the Merger Agreement, in excess of $10,000;

       (vi) increase in any manner the compensation or fringe benefits of any of its employees other than increases for employees in the ordinary course of business consistent with past practice or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than amendments required to comply with applicable legal requirements or accelerate the vesting of any stock options or other stock-based compensation;

       (vii) solicit, encourage or authorize any individual, corporation or other entity to solicit from any third party any inquiries or proposals relating to the disposition of its business or assets, or the acquisition of its voting securities, or the merger of it or any of its subsidiaries with any corporation or other entity other than as provided by the Merger Agreement (and CBI will promptly notify U. S. Bancorp of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters) or unless CBI shall have determined based upon the written advice of counsel that fiduciary duties under applicable law require otherwise, participate in any negotiations concerning or otherwise facilitate any such transaction;

      (viii) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

       (ix) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

        (x) amend its certificate of incorporation or its bylaws;

       (xi) other than in prior consultation with U. S. Bancorp, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

       (xii) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of the Merger Agreement, except, in every case, as may be required by applicable law; or

      (xiii) agree to, or make any commitment to, take any of the actions listed above.

    Except as expressly contemplated by the Merger Agreement, U. S. Bancorp has agreed that without the prior written consent of CBI it will not, and will not permit any of its subsidiaries to, among other things:

        (i) reclassify any of its capital stock or make, declare, or pay any dividend or make any other distribution on, any shares of its capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of such rate as U. S. Bancorp from time to time adopts as its regular quarterly dividend rate and except for dividends paid by any of its wholly owned subsidiaries or any of their wholly owned subsidiaries);

        (ii) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; provided, however, that nothing contained in the Merger Agreement shall limit the ability of U. S. Bancorp to exercise its rights under the Option Agreement;

       (iii) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of the Merger Agreement, except, in every case, as may be required by applicable law;

       (iv) take any action that would adversely affect or delay its ability to obtain any necessary approvals of any regulatory agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under the Merger Agreement;

        (v) amend its articles of incorporation except with respect to the establishment of one or more series of preferred stock; or

       (vi) agree to, or make any commitment to, take any of the actions listed above.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

    Each party's obligation to effect the Merger is subject to the satisfaction or waiver, where permissible, of the following conditions at or prior to the Effective Time:

        (i) the Merger Agreement and the transactions contemplated thereby shall have been approved by the requisite affirmative vote of the holders of CBI Common Stock entitled to vote thereon;

        (ii) the shares of U. S. Bancorp Common Stock that are to be issued to CBI stockholders upon consummation of the Merger shall have been authorized for listing on the NASDAQ National Market System;

       (iii) all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained without the imposition of any conditions that are, in U. S. Bancorp's reasonable judgment, unduly burdensome and shall remain in full force and effect and all statutory waiting periods with respect to such approvals shall have expired (the "Requisite Regulatory Approvals"), and all other material consents or approvals of any third party required in connection with the consummation of the Merger shall have been obtained; provided that, for purposes of this condition, a divestiture required as a condition to any regulatory approval shall not be deemed unduly burdensome if consistent with the recent practices of the Federal Reserve Board and the United States Department of Justice (the "Justice Department");

       (iv) the registration statement of which this Proxy Statement/Prospectus forms a part shall have become effective and no stop order suspending the effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

        (v) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits, restricts or makes illegal consummation of the Merger;

       (vi) U. S. Bancorp shall have received an opinion of Miller, Nash, Wiener, Hager & Carlsen, counsel to U. S. Bancorp, and CBI shall have received an opinion of Wachtell, Lipton, Rosen & Katz, counsel to CBI, in form and substance reasonably satisfactory to U. S. Bancorp and CBI, each dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as part of one or more reorganizations within the meaning of Section 368 of the Code and that accordingly (A) no gain or loss will be recognized by U. S. Bancorp or by CBI as a result of the Merger; (B) no gain or loss will be recognized by the stockholders of CBI who exchange their CBI Common Stock for U. S. Bancorp Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in U. S. Bancorp Common Stock); and (C) the tax basis of the U. S. Bancorp Common Stock received by stockholders who exchange all of their CBI Common Stock solely for U. S. Bancorp Common Stock in the Merger will be the same as the tax basis of the CBI Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received) (see "-- Certain Federal Income Tax Consequences");

       (vii) the representations and warranties of the other party to the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made at the Effective Time;

      (viii) each party shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; and

       (ix) the rights issued pursuant to the CBI Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement (see
    "-- The CBI Rights Agreement").

    No assurance can be provided as to if or when the Requisite Regulatory Approvals necessary to consummate the Merger will be obtained or whether all of the other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. If the Merger is not effected on or before January 31, 1997, the Merger Agreement may be terminated by either U. S. Bancorp or CBI, unless the failure to effect the Merger by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe covenants and agreements of such party set forth therein.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

    U. S. Bancorp and CBI have agreed to use their reasonable best efforts to obtain the Requisite Regulatory Approvals, which include approval from the Federal Reserve Board and the California bank regulatory authority. U. S. Bancorp filed an application for approval of the Merger with the Federal Reserve Board on March 29, 1996. The parties intend to file additional required information and applications for Requisite Regulatory Approvals in due course. The Merger cannot proceed in the absence of the Requisite Regulatory Approvals. There can be no assurance as to when or if such Requisite Regulatory Approvals will be obtained and, if obtained, there can be no assurance as to the absence of any conditions or requirements in such approvals or any litigation challenging such approvals. There can likewise be no assurance that the Justice Department or the California state attorney general will not attempt to challenge the Merger on antitrust grounds or, if such a challenge is made, as to the outcome.

    U. S. Bancorp and CBI are not aware of any other governmental approvals or actions that are required prior to the parties' consummation of the Merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any such approvals or actions will be obtained.

    FEDERAL RESERVE BOARD. The Merger is subject to approval by the Federal Reserve Board pursuant to Sections 3 and 4 of the BHCA. Assuming Federal Reserve Board approval, the Merger may not be consummated until 30 days after such approval, during which time the Justice Department may challenge the Merger on antitrust grounds and seek the divestiture of certain assets and liabilities. With the approval of the Federal Reserve Board and the Justice Department, this waiting period may be reduced to not less than 15 days.

    The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes which:

        (i) would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

        (ii) may have the effect in any area of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

    In  reviewing  a  transaction  under the  applicable  statutes,  the Federal
Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of the above factors, it is anticipated that the Federal Reserve Board will consider the regulatory status of U. S. Bancorp and CBI, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the regulations promulgated thereunder.

    In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of each of U. S. Bancorp and CBI in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by each company. All of the banking subsidiaries of both U. S. Bancorp and CBI have received a rating of either "satisfactory" or "outstanding" in their most recent CRA examinations by their respective supervising banking regulator.

    The Federal Reserve Board will furnish notice and a copy of the application for approval of the Merger to the Office of the Comptroller of the Currency (the "OCC"), the Federal Deposit Insurance Corporation (the "FDIC"), and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies within such 30-day period. Furthermore, the BHCA and Federal Reserve Board regulations require publication of notice of, and the opportunity for public comment on, the application submitted by U. S. Bancorp for approval of the Merger and authorize the Federal Reserve Board to hold a public hearing in connection therewith if the Federal Reserve Board determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review by the Federal Reserve Board.

    The commencement of an antitrust action by the Justice Department would stay the effectiveness of Federal Reserve Board approval of the Merger unless a court specifically orders otherwise. In reviewing the Merger, the Justice Department could analyze the Merger's effect on competition differently than the Federal Reserve Board, and thus it is possible that the Justice Department could reach a different conclusion than the Federal Reserve Board regarding the Merger's competitive effects. The Justice Department is likely to examine the impact of the Merger on competition for loans to small and middle market businesses. Failure of the Justice Department to object to the Merger may not prevent the filing of an antitrust action by the California state attorney general.

    Using the above standards, U. S. Bancorp and CBI do not expect that the Federal Reserve Board or the Justice Department will request that U. S. Bancorp or CBI divest any operations in order to alleviate an adverse competitive effect. Under the Merger Agreement, however, U. S. Bancorp and CBI are not obligated to consummate the Merger if any Requisite Regulatory Approval is subject to the imposition of any conditions that are unduly burdensome in U. S. Bancorp's reasonable judgment. A divestiture required as such a condition will not be considered unduly burdensome if consistent with guidelines, policies and practices of the Federal Reserve Board and Justice Department regarding the merger of bank holding companies that have been utilized in transactions that had recently been reviewed prior to the date of the Merger Agreement.

    U. S. Bancorp's right to exercise its Option under the Option Agreement is also subject to the prior approval of the Federal Reserve Board, to the extent that the exercise of the Option would result in U. S. Bancorp's owning more than 5 percent of the outstanding shares of CBI Common Stock. In considering whether to approve U. S. Bancorp's exercise of the Option, including the right to purchase more than 5 percent of the outstanding shares of CBI Common Stock, the Federal Reserve Board would generally apply the same statutory criteria it would apply to its consideration of approval of the Merger.

    STATE REGULATORY REQUIREMENTS. The Merger is also subject to approval by the bank regulatory agency in the state of California. In addition, the Merger may be reviewed by the California state attorney general. There can be no assurance that an antitrust action will not be filed to enjoin the Merger or that CBI and U. S. Bancorp will agree to divest assets and liabilities or take other actions to avoid or settle any such action.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    GENERAL.   The  following is a  summary description of  the material federal income tax consequences of the Merger. This summary is not a complete description of all of the consequences of the Merger and, in particular, may not address federal income tax considerations that may affect the treatment of a stockholder which, at the Effective Time, already owns some U. S. Bancorp capital stock, is not a U.S. person, is a tax-exempt entity or an individual who acquired CBI Common Stock pursuant to an employee stock option, or exercises some form of control over CBI. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Consequently, each CBI stockholder is advised to consult a tax adviser as to the specific tax consequences of the transaction to that stockholder. The following discussion is based on the Code as in effect on the date of this Proxy Statement/Prospectus, without consideration of the particular facts or circumstances of any holder of CBI Common Stock.

    THE MERGER. U. S. Bancorp has received the opinion of Miller, Nash, Wiener, Hager & Carlsen, its outside general counsel, and CBI has received the opinion of Wachtell, Lipton, Rosen & Katz, its special counsel, to the effect that for federal income tax purposes:

        (i) no gain or loss will be recognized by U. S. Bancorp or by CBI as a result of the Merger;

        (ii) no gain or loss will be recognized by stockholders upon their exchange of CBI Common Stock for U. S. Bancorp Common Stock, except that a CBI stockholder who receives cash proceeds in lieu of a fractional share interest in U. S. Bancorp Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional share interest, and such gain or loss will constitute capital gain or loss if such stockholder's CBI Common Stock with respect to which gain or loss is recognized is held as a capital asset at the Effective Time;

       (iii) the tax basis of the U. S. Bancorp Common Stock received by a CBI stockholder who exchanges his or her CBI Common Stock for U. S. Bancorp Common Stock will be the same as such stockholder's tax basis in the Common Stock surrendered in exchange therefor; and

       (iv) the holding period of the U. S. Bancorp Common Stock received by a CBI stockholder will include the period during which the CBI Common Stock surrendered in exchange therefor was held (provided that such CBI Common Stock was held by such CBI stockholder as a capital asset at the Effective
    Time).

    Such opinions have been filed as exhibits to the Registration Statement. Receipt of substantively the same opinion by each party from its respective legal counsel, each dated as of the Effective Time, is a non-waivable condition to consummation of the Merger. The opinions filed as exhibits to the Registration Statement are, and the opinions to be given as of the Effective Time will be, based on certain customary assumptions and representations set forth therein.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. Payments in respect of CBI Common Stock may be subject to information reporting to the Internal Revenue Service and to a 31% backup withholding tax. Backup withholding will not apply, however, to a payment to a CBI stockholder or other payee if such stockholder or payee completes and signs the substitute Form W-9 that will be included as part of the transmittal letter or otherwise proves to U. S. Bancorp and the Exchange Agent that it is exempt from backup withholding.

ACCOUNTING TREATMENT

    Upon consummation of the Merger, U. S. Bancorp will account for the acquisition of CBI using the purchase method of accounting. Accordingly, the consideration to be paid in the Merger will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income (or loss) of CBI prior to the Effective Time will not be included in income of the combined company.

    The purchase method of accounting will permit U. S. Bancorp to repurchase shares of U. S. Bancorp Common Stock from time to time in the open market, up to the approximately 9.6 million shares to be issued in the Merger. U. S. Bancorp expects to obtain the funds for the purchase of such shares from asset maturities and sales, the issuance of debt and other sources of liquidity available to U. S. Bancorp.

TERMINATION OF THE MERGER AGREEMENT

    The Merger Agreement provides that the Merger may be terminated at any time prior to the Effective Time, whether before or after approval by the CBI stockholders:

        (i) by mutual consent of U. S. Bancorp and CBI in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

        (ii) by the Board of Directors of either U. S. Bancorp or CBI if any governmental entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement;

       (iii) by the Board of Directors of either U. S. Bancorp or CBI if the Merger shall not have been consummated on or before January 31, 1997, unless the failure of the Effective Time of the Merger to occur by such date shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth therein;

       (iv) by the Board of Directors of either U. S. Bancorp or CBI (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained therein) if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the Merger Agreement on the part of the other party, which breach is not cured within 45 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Time; or

        (v) by either U. S. Bancorp or CBI if approval by the CBI stockholders has not been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment or postponement thereof.

    Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger and the transactions contemplated thereby will be paid by the party incurring such expenses.

WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

    WAIVER. At any time prior to the Effective Time, U. S. Bancorp and CBI, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party; (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or (iii) waive compliance by the other party with any of its agreements or conditions contained in the Merger Agreement. After approval of the Merger Agreement by the stockholders of CBI, in the event the companies contemplate waiver of a provision of the Merger Agreement of the type which by law may not be made without approval of the stockholders of either or both companies, CBI or U. S. Bancorp or both, as may be required by law, will solicit proxies from such company's respective stockholders to obtain such approval. In the event that the companies contemplate a waiver which changes the form or reduces the amount of consideration that is to be received by CBI stockholders in the Merger pursuant to the Merger Agreement, CBI will resolicit proxies from its stockholders to obtain approval for such waiver.

    AMENDMENT. Subject to compliance with applicable law, the Merger Agreement may be amended by U. S. Bancorp and CBI by action taken or authorized by their respective Boards of Directors at any time. After approval of the Merger Agreement by the CBI stockholders, in the event the companies contemplate an amendment to a provision of the Merger Agreement of the type which by law may not be made without approval of the stockholders of either or both companies, CBI or U. S. Bancorp or both, as may be required by law, will solicit proxies from such company's respective stockholders to obtain such approval. In the event that the companies contemplate an amendment which changes the form or reduces the amount of consideration that is to be received by CBI stockholders in the Merger pursuant to the Merger Agreement, CBI will resolicit proxies from its stockholders to obtain approval for such amendment.

STOCK OPTION AGREEMENT

    The Option Agreement is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part and the summary of certain of its terms set forth below is subject to, and qualified in its entirety by reference to, such exhibit. Wherever particular sections or defined terms in the Option Agreement are referred to, such sections or defined terms are incorporated herein by reference. The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in CBI from considering or proposing such an acquisition, even if such persons were prepared to offer to pay consideration to the CBI stockholders which had a higher current market price than the shares of U. S. Bancorp Common Stock to be received per share of CBI Common Stock pursuant to the Merger Agreement.

    The Option Agreement provides for the purchase by U. S. Bancorp of up to 2,002,076 shares (the "Option Shares") of CBI Common Stock at an exercise price of $25.75 per share, payable in cash. The Option Shares, if issued pursuant to the Option Agreement, will in no event exceed 19.9% of the CBI Common Stock issued and outstanding without giving effect to the issuance of any CBI Common Stock subject to the Option. (Section 1)

    The number of shares of CBI Common Stock subject to the Option will be increased to the extent that additional shares of Common Stock are issued or otherwise become outstanding (other than pursuant to exercise of the Option), such that, after such issuance, the number of Option Shares will continue to equal 19.9% of the CBI Common Stock then issued and outstanding without giving effect to the issuance of any CBI Common Stock subject to the Option. (Section 1(b)) In the event of any change in, or distributions in respect of, the shares of CBI Common Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, distribution on or in respect of such CBI Common Stock or similar transaction, the type and number of Option Shares purchasable upon exercise of the Option and the option price will also be adjusted in such a manner as will fully preserve the economic benefits of the Option. (Section 5)

    The Option Agreement provides that U. S. Bancorp or any other holder or holders of the Option (as used herein, collectively, the "Holder") may exercise the Option, in whole or in part, subject to regulatory approval, if both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below); provided that the Holder shall have sent to CBI written notice of such exercise within 90 days following such Subsequent Triggering Event (subject to extension as provided in the Option Agreement). The terms Initial Triggering Event and Subsequent Triggering Event generally relate to attempts by one or more third parties to acquire a significant interest in CBI. Any exercise of the Option will be deemed to occur on the date such notice is sent. (Section 2(a))

    For purposes of the Option Agreement:

        (i) The term "Initial Triggering Event" means the occurrence of any of the following events or transactions after February 12, 1996: (A) CBI or any subsidiary of CBI, without U. S. Bancorp's prior written consent, shall have entered into an agreement to engage in, or the CBI Board recommends stockholder acceptance or approval of, an Acquisition Transaction (as defined below) with any person or group (other than as contemplated by the Merger Agreement); (B) the CBI Board shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to U. S. Bancorp its recommendation that its stockholders approve the Merger Agreement; (C) any person, other than U. S. Bancorp or any subsidiary of U. S. Bancorp, acting in a fiduciary capacity in the ordinary course of business, acquires beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the outstanding shares of the CBI Common Stock; (D) any person other than U. S. Bancorp or any subsidiary of U. S. Bancorp shall have made a bona fide proposal to CBI or its stockholders by public announcement or written communication that shall be or becomes the subject of public disclosure to engage in an Acquisition Transaction; (E) CBI breaches any covenant or obligation in the Merger Agreement after any person, other than U. S. Bancorp or any subsidiary of U.
    S. Bancorp, has proposed an Acquisition Transaction and such breach (1) would entitle U. S. Bancorp to terminate the Merger Agreement and (2) is not remedied prior to the date of U. S. Bancorp's notice to CBI of the exercise of the Option; or (F) any person other than U. S. Bancorp or any subsidiary of U. S. Bancorp, other than in connection with a transaction to which U. S. Bancorp has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction. (Section 2(b))

        (ii) The term "Acquisition Transaction" means (A) a merger or consolidation, or any similar transaction with CBI or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC); (B) a purchase, lease or other acquisition of all or a substantial portion of the assets of CBI or any of its Significant Subsidiaries; (C) a purchase or other acquisition of securities representing 10% or more of the voting power of CBI or any of its Significant Subsidiaries; or (D) any substantially similar transaction; provided, however, that in no event shall any (x) merger, consolidation or similar transaction involving CBI or any Significant Subsidiary in which the voting securities of CBI outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 65% of the combined voting power of the voting securities of CBI or the surviving entity outstanding immediately after the consummation of such merger, consolidation or similar transaction or (y) merger, consolidation, purchase or similar transaction involving only CBI and one or more of its subsidiaries or involving only any two or more of such subsidiaries, be deemed to be an Acquisition Transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement. (Section 2(b))

       (iii) The term "Subsequent Triggering Event" means the occurrence of either of the following events or transactions after February 12, 1996: (A) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding shares of CBI Common Stock; or (B) the occurrence of the Initial Triggering Event described above in clause (i)(A), except that the percentage referred to in clause (ii)(C) of the definition of "Acquisition Transaction" set forth above shall be 25%. (Section 2(c)) The Option will expire upon the occurrence of an "Exercise

    Termination Event," defined as: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, except in the case of termination of the Merger Agreement by U. S. Bancorp as a result of an uncured material breach by CBI of any of its representations, warranties, covenants or agreements unless the breach by CBI is non-volitional; or (iii) 12 months after the termination of the Merger Agreement if such termination occurs after the occurrence of an Initial Triggering Event or is a termination by U. S. Bancorp due to a material, volitional breach by CBI of the Merger Agreement (provided that if an Initial Triggering Event continues or occurs beyond such termination of the Merger Agreement and prior to the passage of such 12-month period, the Option will terminate 12 months from the expiration of the last Initial Triggering Event to expire, but in no event more than 18 months after such termination of the Merger Agreement). (Section 2(a))

    As  of the date of this Proxy Statement/Prospectus, to the best knowledge of
U. S. Bancorp and CBI, no Initial Triggering Event or Subsequent Triggering Event has occurred.

    Immediately prior to the occurrence of a Repurchase Event (as defined below), (i) following a request of a Holder, delivered prior to an Exercise Termination Event, CBI (or any successor thereto) will repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the exercise price of the Option, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 90 days of such occurrence (or such later period as provided in Section 10 of the Option Agreement), CBI will repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. (Section 7)

    The term "market/offer price" means the highest of (i) the price per share of CBI Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of CBI Common Stock to be paid by any third party pursuant to an agreement with CBI, (iii) the highest closing price for shares of CBI Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of the Option Shares, as the case may be, or
(iv) in the event of a sale of all or a substantial portion of CBI's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of CBI as determined by a nationally-recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of CBI Common Stock outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash will be determined by a nationally-recognized investment banking firm selected by the Holder or Owner, as the case may be. However, if CBI at any time after delivery of a notice of repurchase as described in this paragraph is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full, the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, CBI will promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that CBI is not prohibited from delivering and (ii) deliver, as appropriate, (A) to the Holder, a new Option Agreement evidencing the right of the Holder to purchase that number of shares of CBI Common Stock obtained by multiplying the number of shares of CBI Common Stock for which the surrendered Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. A

"Repurchase Event" is deemed to have occurred (i) upon the consummation of an Acquisition Transaction or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding CBI Common Stock, provided that a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event. (Section 7)

    In the event that prior to an Exercise Termination Event, CBI enters into any agreement (i) to consolidate with or merge into any person, other than U. S. Bancorp or one of its subsidiaries, such that CBI is not the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than U. S. Bancorp or one of its subsidiaries, to merge into CBI and CBI is the continuing or surviving corporation, but in connection with such consolidation or merger, the outstanding shares of CBI Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the then outstanding shares of CBI Common Stock after such merger shall represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than U. S. Bancorp or any of its subsidiaries, then, and in each such case, the agreement governing such transaction must provide that, upon consummation of such transaction and upon the terms and conditions set forth in the Option Agreement, the Option will be converted into, or exchanged for, an option having substantially the same terms as the Option (the "Substitute Option") to purchase securities, at the election of the Holder, of either the acquiring person or any person that controls the acquiring person. At the request of the Holder of the Substitute Option, the issuer of the Substitute Option will repurchase it at a price, and subject to such other terms and conditions, as set forth in the Option Agreement. (Sections 8 and 9)

    Within 90 days after the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Date (subject to extension as provided in the Option Agreement), U. S. Bancorp may request CBI to prepare, file and keep current with respect to the Option Shares, a registration statement with the SEC. CBI is required to use its reasonable best efforts to cause such registration statement to become effective and then to remain effective for 180 days or such shorter time as may be reasonably necessary to effect such sales or other dispositions of the Option Shares. U. S. Bancorp has the right to demand two such registrations. (Section 6)

    Neither CBI nor U. S. Bancorp may assign any of its rights and obligations under the Option Agreement or the Option to any other person without the express written consent of the other party, except that if a Subsequent Triggering Event occurs prior to an Exercise Termination Event, U. S. Bancorp, subject to the terms of the Option Agreement, may assign in whole or in part its rights and obligations thereunder, within 90 days (subject to extension as provided in the Option Agreement) of such Subsequent Triggering Event; provided that until the date 15 days after the date on which the Federal Reserve Board approves an application by U. S. Bancorp to acquire the Option Shares, U. S. Bancorp may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of CBI, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on U. S. Bancorp's behalf, or (iv) any other manner approved by the Federal Reserve Board. (Section 13)

    Certain rights and obligations of U. S. Bancorp and CBI under the Option Agreement are subject to receipt of required regulatory approvals. The approval of the Federal Reserve Board is required for the acquisition by U. S. Bancorp of more than 5 percent of the outstanding shares of CBI Common Stock. See "-- Regulatory Approvals Required for the Merger."

THE CBI RIGHTS AGREEMENT

    On June 30, 1995, the CBI Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of CBI Common Stock payable to stockholders of record on that date. Each Right, when exercisable, will entitle the registered holder to purchase from CBI one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares") of CBI at a purchase price of $75 per one one-hundredth of a Preferred Share, subject to adjustment. The

Rights are not currently exercisable. A description of the terms of the Rights is set forth in the CBI Rights Agreement, a copy of which was filed as Exhibit 4 to CBI's Registration Statement on Form 8-A, filed with the SEC on July 5, 1995, and incorporated by reference to CBI's Annual Report on Form 10-K for the year ended December 31, 1995. See "Information Incorporated By Reference."

    Immediately prior to the execution of the Merger Agreement, the CBI Board amended the CBI Rights Agreement to permit the execution of the Merger Agreement and the Option Agreement and the consummation of the Merger without triggering the exercisability of the Rights.

EMPLOYEE BENEFITS AND PLANS

    The Merger Agreement requires U. S. Bancorp to honor all employment, severance and other compensation agreements disclosed to U. S. Bancorp in the Merger Agreement in accordance with their terms, including any provisions for termination. See "Interests of Certain Persons in the Merger." The Merger Agreement also provides that, within a reasonable time after the Effective Time,
U. S. Bancorp shall provide to U. S. Bancorp employees who were formerly employees of CBI employee benefits substantially the same as those provided to similarly situated employees of U. S. Bancorp. Also, employees of U. S. Bancorp who were formerly employees of CBI shall receive full credit for all purposes under U. S. Bancorp's employee benefit plans, except the accrual of benefits, for their length of service with CBI or any of its subsidiaries (and any predecessors thereto) to the extent recognized under the plans of either U. S. Bancorp or CBI.

    Pursuant to the Merger Agreement, provision has been made such that each stock option to acquire CBI Common Stock granted under the CBI Stock Plans which is outstanding and unexercised immediately prior to the Effective Time will be converted at the Effective Time into, and will become, a stock option to purchase U. S. Bancorp Common Stock, rather than CBI Common Stock, in a form substantially as provided pursuant to the U. S. Bancorp 1993 Stock Incentive Plan. The number of shares of U. S. Bancorp Common Stock subject to such stock options shall be equal to the product of the number of shares of CBI Common Stock subject to each CBI stock option times the Exchange Ratio, rounded down to the next whole share, and the exercise price per share of U. S. Bancorp Common Stock subject to such options will be equal to the exercise price per share of CBI Common Stock under each CBI stock option divided by the Exchange Ratio, rounded up to the next cent. CBI stock options will remain in full force and effect with the same remaining term and without any acceleration of exercisability or conferring any right to receive cash by reason of the Merger, except as provided by their terms as in effect prior to the date of the Merger Agreement.

NASDAQ NATIONAL MARKET SYSTEM TRADING

    It is a condition to the consummation of the Merger that the shares of U. S. Bancorp Common Stock issuable pursuant to the Merger be authorized for listing on the NASDAQ National Market System.

EXPENSES

    The Merger Agreement provides that U. S. Bancorp and CBI will each pay its own expenses in connection with the Merger and the transactions contemplated thereby.

DIVIDENDS

    The Merger Agreement provides that U. S. Bancorp and CBI will coordinate the declaration and payment of dividends in respect of U. S. Bancorp Common Stock and CBI Common Stock so that holders thereof will not receive two dividends for a single quarter or fail to receive one dividend which they would otherwise receive in the absence of the Merger. Dividends on the U. S. Bancorp Preferred Stock will be payable in accordance with its terms.

RESALES OF U. S. BANCORP COMMON STOCK RECEIVED IN THE MERGER

    The U. S. Bancorp Common Stock issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any CBI stockholder who may be deemed to be an affiliate of U. S. Bancorp for purposes of Rule 144 promulgated under the Securities Act ("Rule 144") or an affiliate of CBI for purposes of Rule 145 promulgated under the Securities Act ("Rule 145") (each an "Affiliate"). Affiliates will include persons (generally executive officers, directors and ten percent stockholders) who control, are controlled by, or are under common control with (i) U. S. Bancorp or CBI at the time of the Special Meeting or (ii) U. S. Bancorp at or after the Effective Time. Each of CBI and U. S. Bancorp has agreed in the Merger Agreement to use its best efforts to cause each person who is an Affiliate of such party to deliver to the other party a written agreement intended to ensure compliance with the Securities Act.

    Rules 144 and 145 will restrict the sale of U. S. Bancorp Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Generally speaking, during the two years following the Effective Time, those persons who are Affiliates of CBI at the time of the Special Meeting, provided they are not Affiliates of U. S. Bancorp at or following the Effective Time, may publicly resell any U. S. Bancorp Common Stock received by them in the Merger, subject to certain limitations as to, among other things, the amount of U. S. Bancorp Common Stock sold by them in any three-month period and as to the manner of sale. After the two-year period, such Affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to U. S. Bancorp as required by Rule 144. Persons who become Affiliates of U. S. Bancorp prior to, at or after the Effective Time may publicly resell the U. S. Bancorp Common Stock received by them in the Merger subject to similar limitations and subject to certain filing requirements specified in Rule 144.

    The ability of Affiliates to resell shares of U. S. Bancorp Common Stock received in the Merger under Rule 144 or 145 as summarized herein generally will be subject to U. S. Bancorp's having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates also would be permitted to resell U. S. Bancorp Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. This Proxy Statement/Prospectus does not cover any resales of U. S. Bancorp Common Stock received by persons who may be deemed to be Affiliates of U. S. Bancorp or CBI in the Merger.

U. S. BANCORP DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

    U. S. Bancorp has a Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan provides, in substance, for those shareholders who elect to participate, that dividends on U. S. Bancorp Common Stock and optional cash payments of not less than $25 per payment, up to a maximum of $75,000 per calendar year, will be invested in shares of U. S. Bancorp Common Stock. The purchase price for U. S. Bancorp Common Stock purchased under the Plan is 100 percent of the market price. U. S. Bancorp may amend, suspend or terminate the Plan at any time. After the Effective Time, stockholders of CBI who receive U.
S. Bancorp Common Stock in the Merger will have the right to participate in the Plan.

ABSENCE OF APPRAISAL RIGHTS

    Because the CBI Common Stock is designated as a National Market System security on the NASDAQ interdealer quotation system, holders of CBI Common Stock do not have any appraisal rights under the DGCL in connection with the Merger.

             BOARD OF DIRECTORS, MANAGEMENT AND BUSINESS OPERATIONS
                     OF U. S. BANCORP FOLLOWING THE MERGER

BOARD OF DIRECTORS AND MANAGEMENT

    As the surviving corporation in the Merger, U. S. Bancorp will continue to be managed by its Board of Directors and executive officers following the Effective Time. The Merger Agreement provides that the board of directors of the surviving corporation will consist of the members of the U. S. Bancorp Board of Directors immediately prior to the Merger. Directors of U. S. Bancorp at the Effective Time will serve until the U. S. Bancorp annual shareholders meeting in 1997 and until their successors are duly elected and qualified. U. S. Bancorp has no present intention to appoint any of the CBI directors to the U. S. Bancorp Board of Directors.

BUSINESS OPERATIONS

    Following the Merger, U. S. Bancorp intends to combine the operations of and, subject to required regulatory approvals, to merge the subsidiary banks of CBI into one or more U. S. Bancorp banking subsidiaries. As of the date of this Proxy Statement/Prospectus, no final determination with respect to such matters had been made. As there is no overlap of branches between CBI and U. S. Bank of California, U. S. Bancorp does not presently anticipate consolidating any branches. U. S. Bancorp has estimated that cost savings may be realized in an amount approximating 15 to 20 percent of CBI's noninterest expenses annually through the consolidation of administrative and back office operations. Enhanced revenues are also expected to be realized through the marketing of U. S. Bancorp's broader array of products and services not presently available to CBI's customers, such as corporate and private banking, cash management services, trust services, insurance products and debit cards, as well as through bringing in-house certain products and services currently outsourced by CBI. Conversion of CBI's bank operations is currently expected to occur in the first quarter of 1997.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain members of the CBI Board and management may be deemed to have certain interests in the Merger that are in addition to their interests generally as CBI stockholders. The CBI Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

    APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE CBI STOCKHOLDERS WILL ALSO CONSTITUTE APPROVAL OR RATIFICATION OF THE FOLLOWING BENEFITS TO BE RECEIVED BY CBI DIRECTORS, EXECUTIVE OFFICERS AND OTHER EMPLOYEES.

NEW EMPLOYMENT AGREEMENT

    Concurrently with the execution of the Agreement and Plan of Merger dated as of February 11, 1996, CBI entered into an employment agreement (the "Employment Agreement") by and among CBI, U. S. Bancorp and Joseph P. Colmery, President and Chief Executive Officer of CBI. Certain provisions of the Employment Agreement became effective as of the execution of such Employment Agreement, and certain other provisions become effective as of the Effective Time. The provisions that became effective upon execution of the Employment Agreement provide that CBI will not terminate Mr. Colmery's employment without cause, that Mr. Colmery will not voluntarily terminate his employment with CBI, and that Mr. Colmery will continue in his current position until the Effective Time.

    From and after the Effective Time of the Merger, the Employment Agreement supersedes Mr. Colmery's existing agreement with CBI. The Employment Agreement provides that Mr. Colmery will serve as an Executive Vice President of U. S. Bancorp or of the U. S. Bancorp subsidiary responsible for the operations of CBI purchased by U. S. Bancorp in the Merger. During the period commencing at the Effective Time and ending on March 1, 1998 (the "Employment Period"), the Employment Agreement provides for a minimum annual base salary of $200,000; eligibility for an annual bonus, beginning in 1997, pursuant to an incentive compensation plan to be established by U. S. Bancorp; participation in benefit plans applicable to peer executives; and reimbursement of certain reasonable expenses and receipt of certain fringe benefits, office and support staff and vacation applicable to peer executives of U. S. Bancorp.

    If, during the Employment Period, U. S. Bancorp terminates Mr. Colmery other than for cause (as defined therein) or disability or Mr. Colmery terminates his employment for good reason (as defined therein), Mr. Colmery is entitled to receive a lump sum cash payment consisting of the sum of Mr. Colmery's annual base salary and, under certain circumstances, a pro rata bonus, each through the date of termination and to the extent not already paid, plus an amount equal to three times the sum of Mr. Colmery's annual base salary, the average of the annual bonuses paid to Mr. Colmery by CBI and U. S. Bancorp with respect to the three prior calendar years, and the contributions made by U. S. Bancorp or CBI in the 12 months preceding termination to profit sharing, 401(k) or retirement plans. In addition, for three years after the date of such termination, Mr. Colmery and his family generally would be entitled to the continuation of specified employee welfare benefits. During the period between the first anniversary of the Effective Time and March 1, 1998, termination of Mr. Colmery's employment for any reason other than cause, death or disability shall be deemed to be a termination for good reason for purposes of the Employment Agreement.

EXISTING CBI EMPLOYMENT AGREEMENTS

    During the period from July 1993 through December 1995, CBI entered into agreements (the "Existing Employment Agreements") with Chairman of the Board Donald J. Gehb and certain key employees, including John W. Larsen, Vincent M. Leveroni, Ted Teruo Kitada, James A. Mayer and Diane M. Mietzel. These agreements provide for severance compensation to such employees in the event their employment with CBI or a subsidiary of CBI is terminated subsequent to a change in control (as defined therein) of CBI under the circumstances set forth in the agreements. Consummation of the Merger will constitute a change in control for purposes of the agreements.

    Each such employment agreement provides that if a person, firm or corporation acquiring control of CBI seeks to vary the terms of the employment agreement, transfers the executive to an area outside the county or counties in which he or she currently works, unduly harasses him or her, or seeks to terminate the benefits and privileges provided for him or her under his or her employment agreement, then the executive shall be entitled to receive an amount equal to the compensation required by the terms and conditions of the employment agreement, but in no event less than his or her monthly compensation, including bonuses and contributions to certain benefit and pension plans, for a period of 36 months for Mr. Gehb, 24 months for Messrs. Larsen and Leveroni, and 12 months for Messrs. Kitada and Mayer and Ms. Mietzel, from the effective date of the acquisition of CBI. Mr. Gehb would also be entitled to the continuation of certain life and health insurance benefits for a period of three years following the date of the change in control.

DIRECTOR RETIREMENT AGREEMENTS

    In June 1991, CBI entered into a Directors' Retirement Agreement with each of its retired directors and directors who then had vested benefits under the Directors' Retirement Plan, which was terminated at that time. The persons who are parties to such a Directors' Retirement Agreement and who have been officers or directors of CBI at any time since the beginning of CBI's 1995 fiscal year are current directors Ralph N. Mendelson, A. Steve Simi and James L. McKenna. The agreement provides that, in the event CBI enters into, among other transactions described therein, an agreement providing for a merger in which CBI will not be the surviving corporation, CBI must give each of the above directors notice of such event and each such director may elect to require that CBI purchase at its own expense and deliver to such director (or such director's designee) an annuity contract providing for payment when due of all future benefits owed to such director. The signing of the Agreement and Plan of Merger dated as of February 11, 1996, constituted the entering into of such an agreement.

CBI STOCK OPTIONS

    Holders of the options to purchase CBI Common Stock granted under the CBI Stock Plans have the right to exercise such options, notwithstanding otherwise applicable vesting requirements, (i) immediately prior to a dissolution or liquidation of CBI or a merger or consolidation, such as the Merger, in which CBI will not be the surviving corporation, or (ii) upon the commencement of an offer to all CBI stockholders to purchase any or all shares of CBI Common Stock. Accordingly, the holders of such options will have the right to exercise them effective immediately prior to the Effective Time.

    Pursuant to the Merger Agreement, provision has been made such that each stock option granted under the CBI Stock Plans which is outstanding and unexercised immediately prior to the Effective Time will be converted at the Effective Time into, and will become, a stock option to purchase U. S. Bancorp Common Stock in accordance with the Exchange Ratio and in a form substantially as provided in the U. S. Bancorp 1993 Stock Incentive Plan. See "The Merger -- Employee Benefits and Plans."

INDEMNIFICATION OF CBI OFFICERS AND DIRECTORS

    The Merger Agreement provides that, in the event of any threatened or actual claim or proceeding in which any person who is or has been a director, officer, or employee of CBI, its subsidiaries, or any of their predecessors (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or pertaining to (i) the fact that such person was a director or officer of CBI, its subsidiaries, or any of their predecessors or (ii) the Merger Agreement, the Option Agreement, or the transactions contemplated thereby, U. S. Bancorp will, subject to the conditions set forth in the Merger Agreement, indemnify such person to the fullest extent permitted by law against any liability or expense incurred in connection with any such claim or proceeding. The Merger Agreement provides that U. S. Bancorp's obligation to indemnify any Indemnified Party will continue for a period of six years following the Effective Time provided that rights to indemnification in respect of any claim asserted or made within such period will continue until final disposition of such claim. The Merger Agreement further provides that U. S. Bancorp will, subject to the conditions set forth in the Merger Agreement, use its best efforts to cause the persons serving as officers and directors of CBI immediately prior to the Merger to be covered for a period of six years following the Effective Time by U. S. Bancorp's directors and officers liability insurance policy (or any equivalent substitute therefor), provided that U. S. Bancorp will not be required to expend more than 200 percent of the current amount expended by CBI to procure such insurance.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

    The following unaudited pro forma combined condensed financial statements were prepared in connection with the Merger (in which each outstanding share of CBI Common Stock will be exchanged for 0.95 shares of U. S. Bancorp Common Stock) and give effect to the purchase accounting adjustments and other assumptions described in the accompanying notes. The unaudited pro forma combined condensed balance sheet is based upon the consolidated balance sheets of U. S. Bancorp and CBI as if the Merger had become effective on December 31, 1995. The unaudited pro forma combined condensed statement of income is based on the consolidated statements of income of U. S. Bancorp and CBI as if the Merger had become effective on January 1, 1995.

    The adjustments included in the unaudited pro forma combined condensed financial statements are subject to updating as additional information becomes available. An increase in the unallocated portion of the purchase price remaining after fair value adjustments would result in a greater final allocation to goodwill, which would have a corresponding effect on amortization expense and would reduce tangible common equity. A decrease in the unallocated portion of the purchase price remaining after fair value adjustments would have the opposite effects. Accordingly, the final pro forma combined amounts will differ from those set forth in the unaudited pro forma combined condensed financial statements.

    The information shown below should be read in conjunction with the consolidated historical financial statements of U. S. Bancorp and CBI, which are incorporated by reference in this Proxy Statement/Prospectus, and the unaudited pro forma combined per share financial data which appear elsewhere in this Proxy Statement/Prospectus. See "Information Incorporated by Reference" and "Comparison of Certain Unaudited Per Common Share Data." The pro forma data are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future. The pro forma data are also not necessarily indicative of the combined financial position or results of operations which would have been realized had the Merger been consummated during the period or as of the date for which the pro forma financial statements are presented.

                         U. S. BANCORP AND SUBSIDIARIES
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                             DECEMBER 31, 1995 (A)
                                 (IN THOUSANDS)

                                                            HISTORICAL
                                                    --------------------------    PRO FORMA      PRO FORMA
                                                    U. S. BANCORP      CBI       ADJUSTMENTS     COMBINED
                                                    -------------   ----------  -------------   -----------
ASSETS
  Cash and due from banks.........................   $  2,417,503   $   81,606  $               $ 2,499,109
  Federal funds sold, security resell agreements,
   and other short-term investments...............        515,225       76,175                      591,400
  Trading account securities......................        279,656           --                      279,656
  Loans held for sale.............................        159,986        7,468                      167,454
  Securities available for sale, at fair
   value..........................................      3,276,723       73,876                    3,350,599
  Securities held to maturity, at amortized
   cost...........................................        865,126      264,552      1,023(C)      1,130,701
  Loans and lease financing, net of unearned
   income.........................................     22,785,275    1,023,312                   23,808,587
  Allowance for credit losses.....................       (434,508)     (14,836)                    (449,344)
                                                    -------------   ----------  -------------   -----------
  Net loans and lease financing...................     22,350,767    1,008,476         --        23,359,243
  Goodwill (U. S. Bancorp only)...................        153,377           --    182,020(C)        335,397
  Other assets (including CBI goodwill)...........      1,775,920       58,305     34,213(D)      1,868,438
                                                    -------------   ----------  -------------   -----------
                                                     $ 31,794,283   $1,570,458  $ 217,256       $33,581,997
                                                    -------------   ----------  -------------   -----------
                                                    -------------   ----------  -------------   -----------
LIABILITIES
  Noninterest-bearing deposits....................   $  6,009,728   $  291,435  $               $ 6,301,163
  Interest-bearing deposits.......................     17,254,901    1,134,460                   18,389,361
                                                    -------------   ----------  -------------   -----------
    Total deposits................................     23,264,629    1,425,895                   24,690,524
  Federal funds purchased and security repurchase
   agreements.....................................      2,731,116           --                    2,731,116
  Short-term borrowings...........................        868,230           90     80,000(E)        948,320
  Long-term debt..................................      1,377,021           --    244,898(E)      1,621,919
  Other liabilities...............................        936,234       13,712     23,119(D)        973,065
                                                    -------------   ----------  -------------   -----------
    Total liabilities.............................     29,177,230    1,439,697    348,017        30,964,944
                                                    -------------   ----------  -------------   -----------
SHAREHOLDERS' EQUITY
  Preferred stock.................................        150,000           --                      150,000
  Common shareholders' equity.....................      2,467,053      130,761   (130,761)(C)     2,467,053
                                                    -------------   ----------  -------------   -----------
    Total shareholders' equity....................      2,617,053      130,761   (130,761)        2,617,053
                                                    -------------   ----------  -------------   -----------
                                                     $ 31,794,283   $1,570,458  $ 217,256       $33,581,997
                                                    -------------   ----------  -------------   -----------
                                                    -------------   ----------  -------------   -----------

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                         U. S. BANCORP AND SUBSIDIARIES
           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                    FOR THE YEAR ENDED DECEMBER 31, 1995 (A)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            HISTORICAL
                                                    --------------------------      PRO FORMA        PRO FORMA
                                                    U. S. BANCORP      CBI         ADJUSTMENTS       COMBINED
                                                    -------------   ----------  -----------------   -----------
INTEREST INCOME
Loans, lease financing and loans held for sale,
 including fees...................................   $  2,116,907   $   95,275                      $ 2,212,182
Securities........................................        249,914       17,326  $    (205)(F)           267,035
Trading account securities........................         10,469           --                           10,469
Interest-bearing deposits and short-term
 investments......................................         15,219        4,222                           19,441
                                                    -------------   ----------   --------           -----------
    Total interest income.........................      2,392,509      116,823       (205)            2,509,127
                                                    -------------   ----------   --------           -----------
INTEREST EXPENSE
Deposits..........................................        710,044       42,237                          752,281
Short-term borrowings.............................        199,712          729      4,600 (E,F)          205,041
Long-term debt....................................         83,347           --     15,400 (E,F)           98,747
                                                    -------------   ----------   --------           -----------
    Total interest expense........................        993,103       42,966     20,000             1,056,069
                                                    -------------   ----------   --------           -----------
NET INTEREST INCOME...............................      1,399,406       73,857    (20,205)            1,453,058
Provision for credit losses.......................        124,093        1,485                          125,578
                                                    -------------   ----------   --------           -----------
Net interest income after provision for credit
 losses...........................................      1,275,313       72,372    (20,205)            1,327,480
NONINTEREST REVENUES
Service charges on deposit accounts...............        189,541        5,625                          195,166
Bank card revenue, net............................         73,393           --                           73,393
Trust and investment management...................         65,826           --                           65,826
Exchange fees.....................................         42,595           --                           42,595
Mortgage banking income, net......................         16,927        1,204                           18,131
Other operating revenue...........................        130,282        2,650                          132,932
Equity investment income..........................          3,177           --                            3,177
Securities gains, net.............................          2,999           --                            2,999
                                                    -------------   ----------   --------           -----------
    Total noninterest revenues....................        524,740        9,479                          534,219
                                                    -------------   ----------   --------           -----------
NONINTEREST EXPENSE
Employee compensation and benefits................        602,134       29,470                          631,604
Net occupancy expense.............................         85,430        4,635        563(F)             90,628
Equipment rentals, depreciation and maintenance...        127,354        3,779       (280)(F)           130,853
Regulatory agency fees............................         35,525        2,102                           37,627
Merger and integration costs......................         98,940           --                           98,940
Other operating expense...........................        341,431       12,440     15,244(F)            369,115
                                                    -------------   ----------   --------           -----------
    Total noninterest expense.....................      1,290,814       52,426     15,527             1,358,767
                                                    -------------   ----------   --------           -----------
Income before income taxes........................        509,239       29,425    (35,732)              502,932
Provision for income taxes........................        180,268       11,390    (10,652)(F)           181,006
                                                    -------------   ----------   --------           -----------
Net income........................................   $    328,971   $   18,035  $ (25,080)          $   321,926
                                                    -------------   ----------   --------           -----------
                                                    -------------   ----------   --------           -----------
Net income available to common shareholders:
  U. S. Bancorp...................................   $    316,784
  CBI.............................................                  $   18,035
  Pro Forma.......................................                              $ (25,080)          $   309,739
Weighted average common shares outstanding:
  U. S. Bancorp...................................        151,554
  CBI.............................................                      10,014
  Pro Forma.......................................                                (10,014)              151,554
Earnings per common share:
  U. S. Bancorp...................................   $       2.09
  CBI.............................................                  $     1.80
  Pro Forma.......................................                                                  $      2.04

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                         U. S. BANCORP AND SUBSIDIARIES
                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

(A) BASIS OF PRESENTATION

UNAUDITED PRO FORMA COMBINATION

    The unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheets of U. S. Bancorp and CBI as if the Merger had become effective on December 31, 1995. The unaudited pro forma combined condensed statement of income for the year ended December 31, 1995 combines the historical consolidated statements of income of U. S. Bancorp and CBI as if the Merger had become effective on January 1, 1995. Certain amounts in the historical financial statements of CBI have been reclassified in the unaudited pro forma combined condensed financial statements to conform to U. S. Bancorp's historical financial statements.

COST SAVINGS

    The positive effects of potential cost savings and revenue enhancements which may be achieved subsequent to the Merger have not been reflected in the unaudited pro forma combined condensed financial statements.

METHOD OF ACCOUNTING

    The Merger is accounted for as a purchase. Under this method of accounting, assets and liabilities of CBI are adjusted to their estimated fair value and combined with the recorded book values of the assets and liabilities of U. S. Bancorp. Applicable income tax effects of such adjustments are included as a component of U. S. Bancorp's net deferred tax liability with a corresponding offset to goodwill.

    For purposes of the unaudited pro forma combined condensed financial statements, estimates of the fair value of CBI assets and liabilities as of December 31, 1995 have been combined with the recorded values of the assets and liabilities of U. S. Bancorp. Fair value adjustments are subject to update as additional information becomes available.

STOCK REPURCHASE

    U. S. Bancorp will issue 0.95 shares of U. S. Bancorp Common Stock for each outstanding share of CBI Common Stock other than fractional shares and certain shares held by CBI or U. S. Bancorp. It is anticipated that a number of shares approximately equal to the number of shares to be issued in the Merger will be purchased on the open market under U. S. Bancorp's share repurchase program, subject to market conditions or other factors.

COMMON STOCK EQUIVALENTS

    The impact of common stock equivalents, such as common stock options, and other potentially dilutive securities is not material; accordingly, they are not included in the per share calculations.

(B) PURCHASE PRICE
    The purchase price is based on exchanging 0.95 shares of U. S. Bancorp Common Stock for each outstanding share of CBI Common Stock. The per share market price of U. S. Bancorp Common Stock used in the purchase price calculation is $32.76, based on the market price of U. S. Bancorp Common Stock over a reasonable period of time before and after the companies reached agreement on the common stock exchange ratio. The fair value of outstanding CBI stock options (based on the difference between the average exercise price and the purchase price per share) is also included in the purchase price.

                         U. S. BANCORP AND SUBSIDIARIES
                          NOTES TO UNAUDITED PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

(B) PURCHASE PRICE (CONTINUED)
    The total estimated purchase price (in thousands of dollars, except per share amounts) is calculated as follows:

CBI Common Stock outstanding on December 31, 1995............  10,061,000
  Exchange Ratio.............................................        0.95
                                                               ----------
U. S. Bancorp Common Stock to be issued......................   9,557,950
Market price per share of U. S. Bancorp Common Stock.........      $32.76
                                                               ----------
Total market value of U. S. Bancorp Common Stock to be
 issued......................................................              $ 313,119
Fair value of CBI stock options outstanding on December 31,
 1995 (643,646 shares at $18.30 per share)...................                 11,779
                                                                           ---------
Total purchase price.........................................              $ 324,898
                                                                           ---------
                                                                           ---------

(C) ALLOCATION OF PURCHASE PRICE AND GOODWILL CALCULATION
    Certain matters are still pending that will have an effect on the ultimate allocation of the purchase price. Accordingly, the allocation of the purchase price as of the Merger date has not been finalized and the portions of the purchase price allocated to fair value adjustments, goodwill, and identifiable intangibles (discussed below) are subject to change.

    Subject to the foregoing, the purchase price has been allocated and goodwill has been calculated as described in the table below (in thousands):

Total purchase price............................................             $ 324,898
Shareholders' equity of CBI at December 31, 1995................               130,761
                                                                             ---------
Excess of purchase price over CBI shareholders' equity..........               194,137
Adjustments to excess of purchase price over shareholders'
 equity:
  Fair value of securities held to maturity.....................                (1,023)
  Fair value of premises, net...................................                (8,427)
  Core deposit intangible.......................................               (32,760)
  Acquisition costs:
    Severance pay...............................................      5,089
    Direct acquisition costs (investment banking, legal,
     accounting)................................................      3,800
    Other.......................................................      3,625
                                                                  ---------
      Total acquisition costs...................................                12,514
  Deferred taxes related to purchase accounting adjustments.....                14,016
Elimination of CBI existing identifiable intangibles, net of related deferred tax amounts:
  Goodwill......................................................                 6,074
  Core deposit intangible.......................................                   900
  Negative goodwill.............................................                (3,411)
                                                                             ---------
Total goodwill due to Merger....................................             $ 182,020
                                                                             ---------
                                                                             ---------

                         U. S. BANCORP AND SUBSIDIARIES
                          NOTES TO UNAUDITED PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

(D) ADJUSTMENTS TO OTHER ASSETS AND OTHER LIABILITIES

    Increase (decrease) in other assets are as follows (in thousands):
 Core deposit intangible due to Merger...................................................   $    32,760
  Premises, net..........................................................................         8,427
  CBI existing goodwill..................................................................        (6,074)
  CBI existing core deposit intangible...................................................          (900)
                                                                                           -------------
  Total adjustment to other assets.......................................................   $    34,213
                                                                                           -------------
                                                                                           -------------

Increase (decrease) in other liabilities are as follows:
  Deferred tax liability related to purchase accounting adjustments......................   $    14,016
  Acquisition costs......................................................................        12,514
  Elimination of CBI negative goodwill...................................................        (3,411)
                                                                                           -------------
  Total adjustment to other liabilities..................................................   $    23,119
                                                                                           -------------
                                                                                           -------------

(E) FINANCING OF STOCK REPURCHASE
    The financing of the cost of shares of U. S. Bancorp Common Stock to be repurchased in the open market in connection with the issuance of shares in the Merger will be accomplished through a variety of sources, including asset maturities and sales, increases in debt outstanding and other sources of liquidity. The actual balance sheet allocation will ultimately be determined based on market conditions. For purposes of this pro forma analysis, the stock repurchase is assumed to be financed by issuance of subordinated debt, medium-term notes, and short-term borrowings. The total pro forma annual cost of such financing is estimated to be $20 million.

                         U. S. BANCORP AND SUBSIDIARIES
                          NOTES TO UNAUDITED PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

(F) PURCHASE ACCOUNTING INCOME STATEMENT ADJUSTMENTS
    Goodwill due to the Merger is amortized on a straight-line basis over 20 years. Core deposit intangibles are amortized over the estimated period of benefit (eight years) on an accelerated basis.

                                                                                         INCOME STATEMENT
                                                                                            (INCREASE)
                                                                                             DECREASE
                                                                                        ------------------
                                                                                          (IN THOUSANDS)
Amortization of securities held to maturity (mark-to-market adjustment)....                $        205
Interest expense on borrowed funds.........................................                      20,000
Depreciation adjustment for premises (mark-to-market adjustment)...........                         563
Depreciation adjustment for write-off of premises..........................                        (280)
Other operating expense
  Amortization of core deposit intangible..................................      6,143
  Amortization of goodwill.................................................      9,101
                                                                             ---------
    Total other operating expense..........................................                      15,244
                                                                                               --------
    Total income statement effect of purchase accounting adjustments before
     taxes.................................................................                $     35,732
                                                                                               --------
                                                                                               --------
Total income statement adjustment..........................................                $     35,732
Amortization of goodwill...................................................                      (9,101)
                                                                                               --------
Net expenses deductible for financial reporting purposes...................                      26,631
Tax rate...................................................................                         40%
                                                                                               --------
Income tax effect of purchase accounting adjustments.......................                $     10,652
                                                                                               --------
                                                                                               --------

                       COMPARISON OF SHAREHOLDERS' RIGHTS

    U. S. Bancorp and CBI are incorporated in Oregon and Delaware, respectively. Stockholders of CBI, whose rights as stockholders are currently governed by the Delaware General Corporation Law ("Delaware law"), CBI's Restated Certificate of Incorporation (the "CBI Certificate") and CBI's bylaws (the "CBI Bylaws") will, upon consummation of the Merger, automatically become shareholders of U. S. Bancorp, and their rights will be governed by the Oregon Business Corporation Act ("Oregon law"), U. S. Bancorp's Restated Articles of Incorporation, as amended (the "U. S. Bancorp Articles") and U. S. Bancorp's bylaws (the "U. S. Bancorp Bylaws"). The following is a discussion of only those material similarities and differences between the rights of U. S. Bancorp shareholders under the U. S. Bancorp Articles and Bylaws and Oregon law on the one hand and CBI stockholders under the CBI Certificate and Bylaws and Delaware law on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and the U. S. Bancorp Articles, the CBI Certificate, the U. S. Bancorp Bylaws, and the CBI Bylaws.

CORPORATE CHARTER AND BYLAW AMENDMENTS

    Both Oregon and Delaware law generally provide that in order for an amendment to a corporate charter to be adopted, the board of directors of the corporation must adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of shareholders. Under Oregon law, in order for an amendment to a corporation's articles of incorporation to be adopted, the amendment must be approved by a majority of the votes entitled to be cast on the amendment by any voting group as to which the amendment would create dissenters' rights and by every other voting group entitled to vote on the amendment.

    Delaware law requires that the amendment must receive the affirmative vote of a majority of the outstanding stock entitled to vote thereon and of a majority of the outstanding stock of each class of shares entitled to vote thereon as a class.

    Under Oregon law, a corporation's board of directors may amend or repeal the corporation's bylaws unless the corporation's articles of incorporation or Oregon law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. The U. S. Bancorp Bylaws provide that they may be changed or amended by a vote of a majority of the whole number of directors of U. S. Bancorp.

    Delaware law provides that the power to amend or repeal the bylaws or to adopt new bylaws is vested in the stockholders of the corporation, provided that the corporation may, in its certificate of incorporation, also confer the power to adopt, amend or repeal bylaws upon the corporation's directors. The CBI Certificate and the CBI Bylaws provide that the board of directors may adopt, amend or repeal bylaws.

SPECIAL MEETINGS OF SHAREHOLDERS

    Oregon law provides that a special meeting of shareholders may be called by the board of directors or the holders of 10% or more of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, or by such persons as are specified in the articles of incorporation or bylaws. The
U. S. Bancorp Bylaws permit special meetings of shareholders to be called by the
U. S. Bancorp Board of Directors, the chief executive officer, any vice chairman or the president.

    Under Delaware law, a special meeting of stockholders may be called by the board of directors or such other persons as may be authorized by the certificate of incorporation or the bylaws. The CBI Bylaws provide that special meetings may be called by the president or the board of directors, or by one or more stockholders holding not less than one-fifth of the voting power of CBI.

CORPORATE ACTION WITHOUT A MEETING

    Oregon law permits action to be taken at a shareholders meeting to be taken without a meeting upon the written consent of all the shareholders entitled to vote on the action.

    Delaware law permits corporate action without a stockholders meeting, without prior notice and without a vote of stockholders upon receipt of written consent of that number of shares that would be necessary to authorize the proposed corporate action at a meeting at which all shares entitled to vote thereon were present and voting, unless the charter expressly provides otherwise. Prompt notice of the taking of action without a meeting by less than unanimous written consent must be given to all stockholders who have not consented in writing. The CBI Certificate permits corporate action without a stockholders meeting in accordance with Delaware law, provided that the CBI Board shall have previously approved any such action.

DIVIDENDS

    Under Oregon law, the board of directors of a corporation may authorize and the corporation may make distributions (including dividends) to shareholders only if after giving effect to the distribution (i) the corporation would be able to pay its debts as they become due in the usual course of business and
(ii) the corporation's total assets would at least equal the sum of its total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

    Under Delaware law, the directors of a corporation are generally permitted to declare and pay dividends out of surplus or out of net profits for the current and/or preceding fiscal year, provided that such dividends will not reduce capital below the amount of capital represented by all classes of issued and outstanding stock having a preference upon the distribution of assets. Also under Delaware law, a corporation may generally redeem or purchase shares of its stock if such redemption or purchase will not impair the capital of the corporation.

CAPITAL STOCK

    The authorized capital stock of CBI consists of 16,000,000 shares of CBI Common Stock and 2,000,000 shares of preferred stock. The authorized preferred stock may be issued without a vote of the holders of CBI Common Stock. The CBI Board is authorized to divide the preferred stock into series and, within the limitations provided by Delaware law and the CBI Certificate, to fix the number, designation, relative rights, preferences, and limitations of the shares of each series so established. The authority of the CBI Board includes the right to fix for each series the dividend rate, redemption price, liquidation rights, sinking fund provisions, conversion rights, and voting rights. If the preferred stock were to be issued, the rights of the holders of CBI Common Stock would be subordinated in certain respects to the rights of the holders of the preferred stock. CBI has no preferred stock outstanding.

    The authorized capital stock of U. S. Bancorp consists of 50,000,000 shares of preferred stock, without par value, and 250,000,000 shares of U. S. Bancorp Common Stock. The Board of Directors of U. S. Bancorp is authorized, without shareholder action, to issue preferred stock in one or more series and to fix and determine all preferences, limitations, and relative rights of the shares of preferred stock or of any series thereof prior to the issuance of said shares, provided that the Board of Directors may not fix the voting rights of any shares of preferred stock such that the holders would be entitled to more than one vote for each share held on any matter submitted to the shareholders (except that the Board of Directors may otherwise provide in the event of an arrearage in the payment of dividends on any shares of preferred stock).

    The only outstanding preferred stock of U. S. Bancorp is the series designated 8 1/8% cumulative preferred stock, Series A (the "Series A Preferred Stock") consisting of 6,000,000 shares issued on July 23, 1992. Unless full dividends on the Series A Preferred Stock (including accumulated dividends) have been paid or declared and set aside for payment, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, U. S. Bancorp Common Stock) may be declared or paid or set aside for payment or any other distribution declared or made upon the U. S. Bancorp Common Stock. No U. S. Bancorp Common Stock may be redeemed, purchased or otherwise acquired for any consideration by U. S. Bancorp unless full dividends on the Series A Preferred Stock shall have been paid or declared and set aside for payment. In the event of any voluntary or involuntary liquidation, dissolution or winding up of U. S. Bancorp, the holders of shares of Series A Preferred Stock will be entitled to receive out of the assets of U.
S. Bancorp available for distribution to shareholders, before any distribution of assets is made to the holders of U. S. Bancorp Common Stock, a liquidating distribution of $25 per share plus accrued and unpaid dividends. After payment of the full amount of the liquidating distribution plus accrued and unpaid dividends, the holders of Series A Preferred Stock will have no right to any of the remaining assets of U. S. Bancorp. The holders of Series A Preferred Stock are not entitled to vote except under certain circumstances or as expressly required by Oregon law. If at any time the equivalent of six quarterly dividends, whether or not consecutive, payable on the Series A Preferred Stock are unpaid or not declared and set aside for payment, the number of directors of
U. S. Bancorp will be increased by two, and the holders of the Series A Preferred Stock outstanding at the time will have the right to elect two directors to serve until all arrearages of dividends have been paid or declared and set aside for payment. Any director so elected may be removed by, and shall not be removed except by, the vote of the holders of shares of the Series A Preferred Stock outstanding at the time. When holders of the Series A Preferred Stock are entitled to vote, each holder is entitled to one vote per share.

    The CBI Rights Agreement provides for the distribution of one Right for each outstanding share of CBI Common Stock. Each Right, when exercisable, will entitle the registered holder to purchase from CBI one one-hundredth of a Preferred Share at a purchase price of $75 per one one-hundredth of a Preferred Share, subject to adjustment. In the event that (i) any person or group of affiliated or associated persons (an "Acquiring Person") becomes the beneficial owner of 10% or more of the outstanding CBI Common Stock (unless such person first acquires 10% or more of the outstanding CBI Common Stock by a purchase pursuant to a tender offer for all of the CBI Common Stock which the independent directors determine to be fair to and otherwise in the best interests of CBI and its stockholders, employees, customers and communities in which CBI does business), or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of CBI or other transaction or series of transactions involving CBI which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of CBI or any of its subsidiaries beneficially owned by the Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of CBI Common Stock (or, in the event that there are insufficient authorized shares of CBI Common Stock, substitute consideration such as cash, property, or other securities of CBI) having a market value of two times the exercise price of the Right. In the event that CBI is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. See "The Merger -- The CBI Rights Agreement."

    U. S. Bancorp does not have a shareholder rights plan.

DISSENTERS' AND APPRAISAL RIGHTS

    Under Oregon law, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate acts:

        (i) consummation of a plan of merger to which the corporation is a party if shareholder approval is required and the shareholder is entitled to vote on the merger, or if the corporation is a subsidiary that is merged with its parent under applicable Oregon law providing for the merger of a 90% owned subsidiary into its parent without shareholder approval;

        (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

       (iii) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange;

       (iv) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (A) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities or (B) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Oregon law; or

        (v) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    Unless the articles of incorporation provide otherwise, dissenters' rights do not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange or quoted on the NASDAQ National Market System on the record date for the meeting of shareholders at which the corporate action giving rise to dissenters' rights is to be approved or on the date a copy or summary of the plan of merger is mailed to shareholders pursuant to the procedures for short-form mergers of subsidiaries.

    Under Delaware law, appraisal rights are available in connection with a statutory merger or consolidation in certain specified situations. Appraisal rights are not available when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger. In addition, unless otherwise provided in the charter, no appraisal rights are available to holders of shares of any class of stock which is either: (a) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc., or (b) held of record by more than 2,000 stockholders, unless such stockholders are required by the terms of the merger to accept anything other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation which are or will be so listed on a national securities exchange or designated as a national market system security in an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of such stock; or (iv) any combination thereof. The CBI Certificate has no provisions for appraisal rights. Holders of CBI Common Stock will not have appraisal rights in connection with the Merger. See "The Merger -- Absence of Appraisal Rights."

PROVISIONS RELATING TO DIRECTORS

    Under both Oregon law and Delaware law, a corporation must have a board of directors consisting of at least one director. The U. S. Bancorp Bylaws provide that the U. S. Bancorp Board of Directors shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed as determined from time to time by a majority of the full board, and provided that a majority of the full board may not increase the number of directors to a number that exceeds by more than four the number of directors last elected by shareholders. The number of directors of U. S. Bancorp is currently fixed at 12. The CBI Bylaws provide that the number of directors of the corporation shall be 11.

    The U. S. Bancorp Bylaws provide that vacancies in the U. S. Bancorp Board of Directors may be filled in accordance with Oregon law, which allows vacancies to be filled by the shareholders or the board of directors then in office. The CBI Bylaws provide that vacancies may be filled by a majority of the directors then in office and that the stockholders may fill any vacancies not filled by the directors.

    Oregon law permits classification of the board of directors if the articles of incorporation or bylaws so provide. Delaware law permits classification of the board of directors if the certificate of incorporation or an initial bylaw or a bylaw adopted by a vote of the stockholders so provide. None of the U. S. Bancorp Articles, the U. S. Bancorp Bylaws, the CBI Certificate or the CBI Bylaws provide for classification of directors.

    The U. S. Bancorp Bylaws provide that nominations of persons for election to the U. S. Bancorp Board of Directors may be made by the Board of Directors, or by any holder of U. S. Bancorp securities entitled to vote thereon. Nominations, other than those made by or on behalf of the U. S. Bancorp Board of Directors, must be made in writing and delivered or mailed to the chairman of the board not less than 25 nor more than 60 days prior to the shareholders meeting at which the directors are to be elected. If less than 30 days' notice of the meeting is given to shareholders, the nominations must be mailed or delivered to the chairman of the board not later than the close of business on the fifth day following the day on which the notice of meeting is given to shareholders.

    The CBI Bylaws provide that nominations for election to the CBI Board may be made by the CBI Board or by any stockholder entitled to vote for the election of directors. Nominations for election to the CBI Board by any stockholder must be made by notification in writing delivered or mailed to the president of CBI not less than 14 or more than 50 days prior to any meeting of stockholders called for the election of directors, except that if less than 21 days notice of the meeting is given to stockholders, such nominations may be mailed or delivered to the president not later than the close of business on the seventh day following the day on which notice of the meeting was mailed.

    Every nomination for the CBI Board at a meeting of stockholders must include a statement setting forth certain information set forth in the CBI Bylaws regarding each proposed nominee who is not an incumbent director and each person, acting alone or in conjunction with one or more other persons, who makes such nomination, or organizes, directs or finances such nomination or solicits proxies to vote for the nominee.

    Members of the CBI Board must meet certain qualifications set forth in the CBI Bylaws which include provisions prohibiting any person who is a director, officer, or employee of any other bank or bank holding company or who has a conflict of interest that would prevent such person from acting in the best interest of CBI from being a member of the CBI Board.

    Under Oregon law, a director may be removed with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The U. S. Bancorp Articles do not provide that the directors may be removed only for cause. If a director is selected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. A director may be removed by the shareholders only at a meeting called for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

    Under Delaware law, any director or the entire board of directors of a corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to elect directors. In the case of a corporation whose board is classified, stockholders may effect such removal only for cause unless the charter provides otherwise.

CERTAIN ANTITAKEOVER PROVISIONS

    Pursuant to Delaware law, a corporation shall not engage in any business combination with an interested stockholder (generally defined as the holder of 15% or more of the corporation's voting stock) for a period of three years following the date that such stockholder became an interested stockholder, unless (a) the board of directors approved either the business combination or transaction prior to the date that the interested stockholder became an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (i) any persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to the date the stockholder became an interested stockholder, the board of directors approved the transaction and the stockholders approved the transaction, not by written consent, but at an annual or special meeting of stockholders, with an affirmative vote of two-thirds of the outstanding voting stock, excluding any stock owned by the interested stockholder. The restrictions prescribed by the statute will not be applicable if (a) a corporation's charter or bylaws contain a provision expressly providing that the corporation shall not be subject to such statutory restrictions; (b) if the corporation does not have a class of voting stock that is (i) listed on a national securities exchange; (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association; or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken directly or indirectly by an interested stockholder or from a transaction in which a person becomes an interested stockholder; or (c) a stockholder becomes an interested stockholder inadvertently and divests sufficient shares so that the stockholder ceases to be an interested stockholder and would not at any time during the three-year period immediately prior to a business combination between the corporation and the interested stockholder have been an interested stockholder but for the inadvertent acquisition; or (d) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or required notice to interested stockholders of a proposed transaction: (i) involving (A) a merger or consolidation (except a merger in respect of which no vote of the stockholders of the corporation is required);
(B) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation having an aggregate market value equal to 50% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (C) a proposed tender offer or exchange offer for 50% or more of the outstanding voting stock of the corporation; (ii) which is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation's board of directors; and (iii) which is approved or not opposed by a majority of the members of the board of directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of directors. Neither the CBI Certificate nor the CBI Bylaws contain any provision expressly providing that the corporation will not be subject to the restrictions prescribed by the statute.

    Under Article 11 of the CBI Certificate, certain business combination transactions must be approved, except in certain circumstances, by 66 2/3% of the then outstanding shares of capital stock of CBI entitled to vote generally in the election of directors ("Voting Stock"). The transactions that are subject to the approval requirement are: (i) any merger or consolidation of CBI or any subsidiary with an Interested Stockholder (as defined below) or any other corporation that is, or after such merger or consolidation would be, an affiliate of an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any Interested Stockholder or any affiliate of any Interested Stockholder of any assets of CBI or any subsidiary having an aggregate fair market value of $2,000,000 or more;
(iii) the issuance or transfer by CBI or any subsidiary of any securities of CBI or any subsidiary to any Interested Stockholder in exchange for cash, securities, or property having a fair market value of $2,000,000 or more; (iv) the adoption of any plan or proposal for liquidation or dissolution of CBI by or on behalf of any Interested Stockholder or any affiliate of any Interested Stockholder; or (v) any reclassification of securities or recapitalization of CBI or any merger or consolidation of CBI with any of its subsidiaries or any other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity security of CBI or any subsidiary that is owned by any Interested Stockholder or any affiliate of any Interested Stockholder. An "Interested Stockholder" is defined in Article 11 of the CBI Certificate as any person (other than CBI or any of its subsidiaries) that (i) is the beneficial owner of 5% or more of the voting power of the outstanding Voting Stock, (ii) is an affiliate of CBI and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 5% or more of the then outstanding Voting Stock, or (iii) is an assignee or has otherwise succeeded to any shares of Voting Stock that were at any time during the two-year period immediately prior to the date in question owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

    The 66 2/3% approval requirement does not apply to a business combination transaction if (i) the transaction is approved by a majority of "disinterested directors" (a disinterested director is defined as a member of the CBI Board who is unaffiliated with the Interested Stockholder and was a member of the CBI Board prior to the time that the Interested Stockholder became an Interested Stockholder); (ii) a state or federal regulatory authority having jurisdiction under the circumstances determines that the business combination is fair to the holders of the Voting Stock, or (iii) all of the following conditions are satisfied: (a) the aggregate amount of cash and other consideration to be received per share by holders of CBI Common Stock is at least equal to the higher of (A) the highest per share price paid by the Interested Stockholder for shares of CBI Common Stock, (x) within the two-year period immediately prior to the first public announcement of the terms of the proposed business combination (the "Announcement Date"), or (y) in the transaction in which the Interested Stockholder became an Interested Stockholder, whichever is higher and (B) the fair market value per share of CBI Common Stock on the Announcement Date or the date on which the Interested Stockholder became an Interested Stockholder (the "Determination Date"), whichever is higher; (b) the aggregate amount of cash and other consideration to be received per share of any other class of outstanding Voting Stock shall be at least equal to the highest of: (A) the highest per share price paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (x) within the two-year period immediately prior to the Announcement Date or (y) in the transaction in which it became an Interested Stockholder, whichever is higher, (B) if applicable, the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any liquidation, dissolution, or winding up of CBI, or (C) the fair market value per share of such class of Voting Stock on the Announcement Date or the Determination Date, whichever is higher; (c) the consideration to be received by holders of a particular class of Voting Stock shall be in cash or the same form of consideration as the Interested Stockholder used to acquire the largest number of shares of such class of Voting Stock; (d) after such Interested Stockholder has become an Interested Stockholder and prior to the consummation of the business combination, (A) except as approved by a majority of the disinterested directors, there shall have been no failure to declare and pay regular quarterly dividends on any preferred stock, (B) there shall have been (x) no reduction in the annual rate of dividends paid on the CBI Common Stock, except as approved by a majority of the disinterested directors and (y) an increase in the annual rate of dividends shall have been made as necessary to reflect any reclassification, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of CBI Common Stock unless the failure to so increase such annual rate is approved by a majority of the disinterested directors, and (C) the Interested Stockholder shall not have become the owner of any additional shares of Voting Stock except as part of the transaction that results in such Interested Stockholder becoming an Interested Stockholder; (e) the Interested Stockholder shall not have received the benefit of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages provided by CBI or any subsidiary; and (f) a proxy or information statement describing the business combination and complying with the requirements of the Exchange Act is mailed at least 30 days prior to the consummation of the business combination (whether or not such proxy or information statement is required to be mailed pursuant to the Exchange Act).

    Article 11 of the CBI Certificate also requires the affirmative vote of the holders of 66 2/3% of the outstanding Voting Stock in order to amend, repeal, or adopt any provisions inconsistent with Article 11.

    U. S. Bancorp is subject to the Oregon Control Share Act, which provides that a person (the "Oregon Acquiror") who acquires voting stock of a public Oregon corporation (the "Oregon Acquired

Corporation") in a transaction that results in such Oregon Acquiror holding more than 20%, 33%, or 50% of the total voting power of the Oregon Acquired Corporation (an "Oregon Control Share Acquisition") may not vote the shares it acquires in the Oregon Control Share Acquisition ("Oregon Control Shares") unless voting rights are accorded to such Oregon Control Shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the Oregon Control Shares held by the Oregon Acquiror and all shares held by officers and employee directors. The term "Oregon Acquiror" includes persons acting as a group.

    The Oregon Acquiror may, but is not required to, submit to the Oregon Acquired Corporation an "Acquiring Person Statement" setting forth certain information about itself and its plans with respect to the Oregon Acquired Corporation. The statement may also request that the Oregon Acquired Corporation call a special meeting of shareholders to determine whether voting rights will be restored to the Oregon Control Shares. If the Oregon Acquiror does not request a special shareholders meeting, the issue of voting rights of Oregon Control Shares will be considered at the next annual or special meeting of the Oregon Acquired Corporation's shareholders. If the Oregon Acquiror's Oregon Control Shares are accorded voting rights and represent a majority or more of all voting power, the Oregon Acquired Corporation's shareholders who do not vote in favor of voting rights for the Oregon Control Shares will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Oregon Acquiror for the Oregon Control Shares.

    U. S. Bancorp is also subject to certain provisions of the Oregon Business Corporation Act that govern "business combinations" between corporations and "interested shareholders." The term "business combination" is defined generally to include mergers or consolidations between an Oregon corporation and an "interested shareholder," transactions with an interested shareholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions that increase an interested shareholder's percentage ownership of stock. The term "interested shareholder" is defined generally as any shareholder who becomes a beneficial owner of 15% or more of the corporation's voting stock. Business combinations between corporations and interested shareholders are prohibited for a three-year period following the date that such shareholder became an interested shareholder, unless (i) the corporation has elected in its articles of incorporation not to be governed by the Oregon business combination law (U. S. Bancorp has not made such an election), (ii) prior to the transaction, the corporation's board of directors approves either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the corporation's board of directors and ratified by at least 66 2/3% of the voting stock not owned by the interested shareholder.

    A corporation may provide in its articles of incorporation and bylaws that the statutory provisions described above do not apply to its shares. U. S.
Bancorp has not elected to "opt out" of such provisions. Therefore, the statutory provisions described above will apply to acquisitions of shares of U.
S. Bancorp's voting stock. The effect of these statutes may be to discourage unfriendly attempts to acquire control of U. S. Bancorp.

    Under Article IX of the U. S. Bancorp Articles, any business combination (defined to include various significant corporate actions such as a merger, consolidation, or sale or other transfer of a substantial portion of U. S. Bancorp's assets) involving U. S. Bancorp and a person ("Related Person") which, together with its affiliates, is the beneficial owner of 20% or more of U. S. Bancorp's capital stock entitled to vote generally in the election of directors, must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding U. S. Bancorp Common Stock excluding shares beneficially owned by the Related Person and its affiliates unless (i) the business combination is a merger, consolidation or exchange of shares providing for the conversion of U. S. Bancorp Common Stock into cash or other property having a fair value per share not less than the highest consideration paid by the Related Person and its affiliates for any of their shares of U. S. Bancorp Common Stock, (ii) the Related Person acquired all its shares of U. S. Bancorp Common Stock by means of a cash tender offer in which it offered to purchase any and all shares tendered at the same price, or (iii) the business combination is approved by the U. S. Bancorp Board of Directors (A) before such person became a Related Person or (B) when continuing directors of U. S. Bancorp (defined as a director who was a member of the U. S. Bancorp Board of Directors immediately prior to the time the Related Person became a Related Person and who is not affiliated with the Related Person) constituted a majority of the Board of Directors and at least two-thirds of the continuing directors voted to approve the business combination. Approval by the holders of not less than two-thirds of the outstanding U. S. Bancorp Common Stock excluding shares beneficially owned by a Related Person is required to amend or repeal Article IX.

                                    EXPERTS

    The consolidated financial statements of U. S. Bancorp and subsidiaries, as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, incorporated in this Proxy Statement/Prospectus by reference from U. S. Bancorp's 1995 Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP as stated in their report, which is incorporated herein by reference. The consolidated financial statements give retroactive effect to the 1995 merger of U. S. Bancorp and subsidiaries and West One Bancorp and subsidiaries, which has been accounted for as a pooling-of-interests. The consolidated balance sheet of West One Bancorp and subsidiaries as of December 31, 1994 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1994 (not presented separately in U. S. Bancorp's 1995 Annual Report on Form 10-K) were audited by Coopers & Lybrand L.L.P. as stated in its report, which is incorporated herein by reference from U. S. Bancorp's 1995 Annual Report on Form 10-K. Such consolidated financial statements of U. S. Bancorp and subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent accountants.

    The consolidated financial statements of CBI as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

    The legality of the shares of U. S. Bancorp Common Stock to be issued to the holders of CBI Common Stock pursuant to the Merger and certain other legal matters in connection with the Merger will be passed upon by Miller, Nash, Wiener, Hager & Carlsen, Portland, Oregon. John J. DeMott, a partner of Miller, Nash, Wiener, Hager & Carlsen, is secretary of U. S. Bancorp and beneficially owns 200 shares of U. S. Bancorp Common Stock.

                             STOCKHOLDER PROPOSALS

    CBI intends to hold an annual meeting of stockholders in 1997 only if the Merger is not consummated on or before January 31, 1997. To the extent that an annual meeting of stockholders in 1997 is scheduled, CBI anticipates that next year's proxy statement will be mailed on or about April 9, 1997, and the annual meeting will be held on May 14, 1997. Any eligible stockholder who wishes to submit written proposals for possible inclusion in next year's proxy statement must be sure that all such proposals are received by CBI on or before December 12, 1996. Any such proposal should be mailed to California Bancshares, Inc., 100 Park Place, Suite 140, San Ramon, California 94583, Attention: Secretary.

                                                                      APPENDIX 1
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     RESTATED AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                                 U. S. BANCORP

                                      AND

                          CALIFORNIA BANCSHARES, INC.

                         DATED AS OF FEBRUARY 11, 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                                    PAGE
                                                                                                                    -----
                                                         ARTICLE I
                                                         THE MERGER

     1.1   The Merger..........................................................................................           1
     1.2   Effective Time......................................................................................           1
     1.3   Effects of the Merger...............................................................................           1
     1.4   Conversion of CBI Common Stock......................................................................           1
     1.5   Bancorp Common Stock; Bancorp Preferred Stock.......................................................           2
     1.6   Options.............................................................................................           2
     1.7   Articles of Incorporation...........................................................................           2
     1.8   Bylaws..............................................................................................           2
     1.9   Tax Consequences....................................................................................           2
     1.10  Board of Directors..................................................................................           3


                                                         ARTICLE II
                                                     EXCHANGE OF SHARES

     2.1   Bancorp to Make Shares Available....................................................................           3
     2.2   Exchange of Shares..................................................................................           3

                                                        ARTICLE III
                                           REPRESENTATIONS AND WARRANTIES OF CBI

     3.1   Corporate Organization..............................................................................           4
     3.2   Capitalization......................................................................................           5
     3.3   Authority; No Violation.............................................................................           6
     3.4   Consents and Approvals..............................................................................           6
     3.5   Reports.............................................................................................           7
     3.6   Financial Statements................................................................................           7
     3.7   Broker's Fees.......................................................................................           8
     3.8   Absence of Certain Changes or Events................................................................           8
     3.9   Legal Proceedings...................................................................................           8
     3.10  Taxes and Tax Returns...............................................................................           8
     3.11  Employees...........................................................................................           9
     3.12  SEC Reports.........................................................................................          10
     3.13  Compliance with Applicable Law......................................................................          11
     3.14  Certain Contracts...................................................................................          11
     3.15  Agreements with Regulatory Agencies.................................................................          12
     3.16  Undisclosed Liabilities.............................................................................          12
     3.17  State Takeover Laws.................................................................................          12
     3.18  Rights Agreement....................................................................................          12
     3.19  INTENTIONALLY OMITTED...............................................................................          12
     3.20  Interest Rate Risk Management Instruments; Derivatives..............................................          12
     3.21  Properties..........................................................................................          13

                                                         ARTICLE IV
                                         REPRESENTATIONS AND WARRANTIES OF BANCORP

     4.1   Corporate Organization..............................................................................          13
     4.2   Capitalization......................................................................................          13
     4.3   Authority; No Violation.............................................................................          14
     4.4   Consents and Approvals..............................................................................          15
     4.5   Reports.............................................................................................          15
     4.6   Financial Statements................................................................................          15
     4.7   Brokers' Fees.......................................................................................          16

                                                                                                                    PAGE
                                                                                                                    -----
     4.8   Absence of Certain Changes or Events................................................................          16
     4.9   Legal Proceedings...................................................................................          16
     4.10  Taxes and Tax Returns...............................................................................          17
     4.11  Employees...........................................................................................          17
     4.12  SEC Reports.........................................................................................          18
     4.13  Compliance with Applicable Law......................................................................          19
     4.14  Certain Contracts...................................................................................          19
     4.15  Agreements with Regulatory Agencies.................................................................          20
     4.16  Undisclosed Liabilities.............................................................................          20
     4.17  INTENTIONALLY OMITTED...............................................................................          20
     4.18  Interest Rate Risk Management Instruments; Derivatives..............................................          20
     4.19  State Takeover Laws.................................................................................          20

                                                         ARTICLE V
                                         COVENANTS RELATING TO CONDUCT OF BUSINESS

     5.1   Conduct of CBI Businesses Prior to the Effective Time...............................................          20
     5.2   CBI Forbearances....................................................................................          21
     5.3   Bancorp Forbearances................................................................................          22

                                                         ARTICLE VI
                                                   ADDITIONAL AGREEMENTS

     6.1   Regulatory Matters..................................................................................          23
     6.2   Access to Information...............................................................................          23
     6.3   Shareholder Approval................................................................................          24
     6.4   Legal Conditions to Merger..........................................................................          24
     6.5   Affiliates..........................................................................................          24
     6.6   Stock Exchange Listing of Shares....................................................................          24
     6.7   Employee Benefit Plans..............................................................................          25
     6.8   Indemnification; Directors' and Officers' Insurance.................................................          25
     6.9   Additional Agreements...............................................................................          27
     6.10  Advice of Changes...................................................................................          27
     6.11  Dividends...........................................................................................          27

                                                        ARTICLE VII
                                                    CONDITIONS PRECEDENT

     7.1   Conditions to Each Party's Obligation to Effect the Merger..........................................          27
           (a) Shareholder Approval............................................................................          27
           (b) Nasdaq Listing..................................................................................          28
           (c) Other Approvals.................................................................................          28
           (d) Form S-4........................................................................................          28
           (e) No Injunctions or Restraints; Illegality........................................................          28
           (f) Federal Tax Opinions............................................................................          28
           (g) INTENTIONALLY OMITTED...........................................................................          28
     7.2   Conditions to Obligations of Bancorp................................................................          28
           (a) Representations and Warranties..................................................................          29
           (b) Performance of Obligations of CBI...............................................................          29
           (c) CBI Rights Agreement............................................................................          29
     7.3   Conditions to Obligations of CBI....................................................................          29
           (a) Representations and Warranties..................................................................          29
           (b) Performance of Obligations of Bancorp...........................................................          29

                                                                                                                    PAGE
                                                                                                                    -----
                                                        ARTICLE VIII
                                                 TERMINATION AND AMENDMENT

     8.1   Termination.........................................................................................          29
     8.2   Effect of Termination...............................................................................          30
     8.3   Amendment...........................................................................................          30
     8.4   Extension; Waiver...................................................................................          30

                                                         ARTICLE IX
                                                     GENERAL PROVISIONS

     9.1   Closing.............................................................................................          30
     9.2   Nonsurvival of Representations, Warranties, and Agreements..........................................          30
     9.3   Expenses............................................................................................          31
     9.4   Notices.............................................................................................          31
     9.5   Interpretation......................................................................................          31
     9.6   Counterparts........................................................................................          32
     9.7   Entire Agreement....................................................................................          32
     9.8   Governing Law.......................................................................................          32
     9.9   Severability........................................................................................          32
     9.10  Publicity...........................................................................................          32
     9.11  Assignment..........................................................................................          32

                     RESTATED AGREEMENT AND PLAN OF MERGER

    RESTATED AGREEMENT AND PLAN OF MERGER, dated as of February 11, 1996, by and between U. S. Bancorp, an Oregon corporation ("Bancorp"), and CALIFORNIA BANCSHARES, INC., a Delaware corporation ("CBI").

    WHEREAS the Boards of Directors of Bancorp and CBI have determined that it is in the best interests of their respective companies and their shareholders to consummate the merger provided for herein in which CBI will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into Bancorp, so that Bancorp is the surviving corporation in the Merger;

    WHEREAS as a condition to, and on the day immediately after the date of execution of, this Agreement, Bancorp and CBI are entering into a CBI Stock Option Agreement (the "CBI Option Agreement");

    WHEREAS the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

    WHEREAS the Boards of Directors of Bancorp and CBI on March 8, 1996, authorized the amendment and restatement as set forth herein of the Agreement and Plan of Merger originally executed on February 11, 1996, such amendment and restatement to be effective as of February 11, 1996 (it being understood that any references to this Agreement shall refer to this Restated Agreement and Plan of Merger and any references to the date of this Agreement, including without limitation any references to the date as of which the representations and warranties of the parties herein are made (except as necessary to reflect the authorization of the amendments effected on March 8, 1996), shall refer to February 11, 1996).

    NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1 THE MERGER. Subject to the terms and conditions of this Agreement, CBI shall merge with and into Bancorp at the Effective Time (as defined in Section
1.2 hereof) in accordance with the Oregon Business Corporation Act (the "OBCA") and the Delaware General Corporation Law (the "DGCL"). Bancorp shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Oregon. Upon consummation of the Merger, the separate corporate existence of CBI shall terminate.

    1.2 EFFECTIVE TIME. The merger shall become effective as set forth in articles of merger (the "Articles of Merger") which shall be filed with the Secretary of State of the State of Oregon (the "Oregon Secretary") and a certificate of merger (the "Certificate of Merger") which shall be filed with the Secretary of State of the state of Delaware (the "Delaware Secretary"), in each case, on the Closing Date (as defined in Section 9.1 hereof). The date and time when the Merger becomes effective, as set forth in the Articles of Merger and the Certificate of Merger, is herein referred to as the "Effective Time."

    1.3 EFFECTS OF THE MERGER. At and after the Effective Time, the Merger shall have the effects set forth in Section 60.497 of the OBCA and Sections 259 and 261 of the DGCL.

    1.4   CONVERSION  OF CBI COMMON  STOCK.   At the Effective  Time, subject to
Section 2.2(e) hereof, by virtue of the Merger, and without any action on the part of Bancorp, CBI or the holder of any share of the common stock, par value $2.50 per share, of CBI ("CBI Common Stock"), each share of CBI Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of CBI Common Stock held (x) in CBI's treasury or (y) directly or indirectly by Bancorp or CBI or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined below)) shall be converted into the right to receive 0.95 shares (the "Exchange Ratio") of common stock, $5.00 par value per share, of Bancorp ("Bancorp Common Stock").

    All of the shares of CBI Common Stock converted into Bancorp Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate (each a "CBI Certificate") previously representing any such shares of CBI Common Stock shall thereafter represent the right to receive (i) a certificate representing the number of whole shares of Bancorp Common Stock and
(ii) cash in lieu of fractional shares into which the shares of CBI Common Stock represented by such CBI Certificate have been converted pursuant to this Section
1.4 and Section 2.2(e) hereof. CBI Certificates previously representing shares of CBI Common Stock shall be exchanged for certificates representing whole shares of Bancorp Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such CBI Certificates in accordance with Section 2.2 hereof, without any interest thereon. If prior to the Effective Time (or as of a record date prior to the Effective Time) the outstanding shares of Bancorp Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in Bancorp's capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

    At the Effective Time, all shares of CBI Common Stock that are owned by CBI as treasury stock and all shares of CBI Common Stock that are owned directly or indirectly by Bancorp or CBI or any of their respective Subsidiaries (other than shares of CBI Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of Bancorp Common Stock that are similarly held, whether held directly or indirectly by Bancorp or CBI, as the case may be, being referred to herein as "Trust Account Shares") and other than any shares of CBI Common Stock held by Bancorp or CBI or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of CBI Common Stock, and shares of Bancorp Common Stock that are similarly held, whether held directly or indirectly by Bancorp or CBI or any of their respective Subsidiaries, being referred to herein as "DPC Shares")) shall be canceled and shall cease to exist and no stock of Bancorp or other consideration shall be delivered in exchange therefor. All shares of Bancorp Common Stock that are owned by CBI or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become authorized but unissued stock of Bancorp.

    1.5 BANCORP COMMON STOCK; BANCORP PREFERRED STOCK. At and after the Effective Time, each share of Bancorp Common Stock and each share of Series A preferred stock, no par value, of Bancorp issued and outstanding immediately prior to the Closing Date shall remain an issued and outstanding share of common stock or preferred stock, as the case may be, of the Surviving Corporation and shall not be affected by the Merger.

    1.6   OPTIONS.   Outstanding options to  purchase CBI Common  Stock shall be exchanged at the Effective Time as provided in Section 6.7(c).

    1.7  ARTICLES  OF INCORPORATION.   At the  Effective Time,  the Articles  of
Incorporation of Bancorp, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

    1.8  BYLAWS.   At the Effective  Time, the Bylaws of  Bancorp, as in  effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

    1.9 TAX CONSEQUENCES. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a "plan of reorganization" for the purposes of
Section 368 of the Code.

    1.10 BOARD OF DIRECTORS. From and after the Effective Time, the Board of Directors of the Surviving Corporation shall consist of members of the Board of Directors of Bancorp as constituted immediately prior to the Effective Time.

                                   ARTICLE II
                               EXCHANGE OF SHARES

    2.1 BANCORP TO MAKE SHARES AVAILABLE. At or prior to the Effective Time, Bancorp shall deposit, or shall cause to be deposited, with a bank or trust company selected by Bancorp and reasonably acceptable to CBI (which may be a Subsidiary of Bancorp) (the "Exchange Agent"), for the benefit of the holders of CBI Certificates, for exchange in accordance with this Article II, certificates representing the shares of Bancorp Common Stock and the cash in lieu of any fractional shares (such cash and certificates for shares of Bancorp Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section
1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of CBI Common Stock.

    2.2 EXCHANGE OF SHARES. (a) As soon as practicable after the Effective Time, and in no event later than five business days after receipt from CBI or its transfer agent of a list of shareholders of record of CBI as of the Effective Time, the Exchange Agent shall mail to each holder of record of a CBI Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of CBI Certificates to the Exchange Agent) and instructions for use in effecting the surrender of CBI Certificates in exchange for certificates representing the shares of Bancorp Common Stock and the cash in lieu of fractional shares, if any, into which the shares of CBI Common Stock represented by such the CBI Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a CBI Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such CBI Certificate shall be entitled to receive in exchange therefor, as applicable,
(i) a certificate representing that number of whole shares of Bancorp Common Stock into which the shares of CBI Common Stock theretofore represented by the CBI Certificate so surrendered shall have been converted pursuant to the provisions of Article I hereof and (ii) a check representing the amount of cash in lieu of fractional shares, if any, that such holder has the right to receive in respect of the CBI Certificate surrendered pursuant to the provisions of this
Article II, and the CBI Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of CBI Certificates. Notwithstanding anything to the contrary contained herein, no certificate representing Bancorp Common Stock or cash in lieu of a fractional share interest shall be delivered to a person who is an Affiliate (as defined in Section 6.5) of CBI unless such Affiliate has theretofore executed and delivered to Bancorp the agreement referred to in Section 6.5.

    (b) No dividends or other distributions declared after the Effective Time with respect to Bancorp Common Stock shall be paid to the holder of any unsurrendered CBI Certificate until the holder thereof shall surrender such CBI Certificate in accordance with this Article II. After the surrender of a CBI Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, that theretofore had become payable with respect to shares of Bancorp Common Stock represented by such CBI Certificate.

    (c) If any certificate representing shares of Bancorp Common Stock is to be issued in a name other than that in which the CBI Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the CBI Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of

Bancorp Common Stock in any name other than that of the registered holder of the CBI Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

    (d) After the Effective Time, there shall be no transfers on the stock transfer books of CBI of the shares of CBI Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, CBI Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of Bancorp Common Stock as provided in this Article II.

    (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Bancorp Common Stock shall be issued upon the surrender for exchange of CBI Certificates, no dividend or distribution with respect to Bancorp Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of CBI. In lieu of the issuance of any such fractional share, Bancorp shall pay to each former shareholder of CBI who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing-sale prices of Bancorp Common Stock on the NASDAQ Stock Market National Market System as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time by (ii) the fraction of a share of Bancorp Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4.

    (f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of CBI for twelve months after the Effective Time shall be paid to Bancorp. Any shareholders of CBI who have not theretofore complied with this
Article II shall thereafter look only to Bancorp for payment of the shares of Bancorp Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on the Bancorp Common Stock deliverable in respect of each share of CBI Common Stock that such shareholder is entitled to receive pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, none of Bancorp, CBI, the Exchange Agent or any other person shall be liable to any former holder of shares of CBI Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (g) In the event any CBI Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such CBI Certificate to be lost, stolen or destroyed and, if required by Bancorp, the posting by such person of a bond in such amount as Bancorp may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such CBI Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed CBI Certificate the shares of Bancorp Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF CBI

    Except as set forth in the disclosure schedule of CBI delivered to Bancorp concurrently herewith (the "CBI Disclosure Schedule"), CBI hereby represents and warrants to Bancorp as follows:

    3.1 CORPORATE ORGANIZATION. (a) CBI is a corporation duly organized and validly existing under the laws of the state of Delaware. CBI has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined below) on CBI. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Bancorp, CBI, or the Surviving Corporation, as the case may be, a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any bank, corporation, partnership or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes. CBI is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Certificate of Incorporation and Bylaws of CBI, copies of which have previously been made available to Bancorp, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

    (b) CBI has previously delivered to Bancorp a schedule listing each CBI Subsidiary and setting forth for each such CBI Subsidiary the (i) jurisdiction in which it is organized, (ii) jurisdictions in which it is qualified to do business, and (iii) office or agency having primary regulatory authority over its business and operations. Each CBI Subsidiary (i) is duly organized and validly existing as a bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on CBI, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

    (c) The minute books of CBI accurately reflect in all material respects all corporate actions since January 1, 1993, of its shareholders and Board of Directors (including committees of the Board of Directors of CBI).

    3.2 CAPITALIZATION. (a) The authorized capital stock of CBI consists of 16,000,000 shares of CBI Common Stock and 2,000,000 shares of preferred stock, no par value per share. At the close of business on December 31, 1995, there were 10,060,685 shares of CBI Common Stock outstanding and no shares of CBI preferred stock outstanding. On December 31, 1995, no shares of CBI Common Stock or CBI preferred stock were reserved for issuance, except that (i) 305,846 shares of CBI Common Stock were reserved for issuance pursuant to CBI's dividend reinvestment and stock purchase plan (the "CBI DRIP"), (ii) 2,125,110 shares of CBI Common Stock were reserved for issuance upon the exercise of stock options pursuant to the 1990 Stock Incentive Plan and the Directors Stock Option Plan (the "CBI Stock Plans"), (iii) 400,000 shares of CBI Series A junior participating preferred stock, no par value, were reserved for issuance upon exercise of the rights (the "CBI Rights") distributed to holders of CBI Common Stock pursuant to the Rights Agreement, dated as of June 30, 1995, between CBI and First Interstate Bank of California, as Rights Agent (the "CBI Rights Agreement"), and (iv) the shares of CBI Common Stock issuable pursuant to the CBI Option Agreement. All of the issued and outstanding shares of CBI Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. Except as stated above, CBI does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of CBI Common Stock or CBI preferred stock or any other equity securities of CBI or any securities representing the right to purchase or otherwise receive any shares of CBI Common Stock or CBI preferred stock. CBI has previously provided Bancorp with a list of the option holders, the date of each option to purchase CBI Common Stock granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the CBI Stock Plans. As reflected on such list, options for 677,555 shares were outstanding at December 31, 1995, all of which will be exercisable prior to the Effective Time in accordance with their terms. Since December 31, 1995, CBI has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the exercise of employee stock options.

    (b) CBI owns directly all of the issued and outstanding shares of capital stock of each of the CBI Subsidiaries, free and clear of any liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No CBI Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Assuming compliance by Bancorp with Section 1.6 hereof, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which CBI or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of CBI or any of its Subsidiaries.

    3.3    AUTHORITY; NO  VIOLATION.   (a)   CBI  has  full corporate  power and
authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of CBI. The Board of Directors of CBI has directed that this Agreement and the transactions contemplated hereby be submitted to CBI's shareholders for approval at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of CBI Common Stock, no other corporate proceedings on the part of CBI are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CBI and (assuming due authorization, execution and delivery by Bancorp) constitutes a valid and binding obligation of CBI, enforceable against CBI in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors rights and remedies generally.

    (b) Neither the execution and delivery of this Agreement by CBI nor the consummation by CBI of the transactions contemplated hereby, nor compliance by CBI with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of CBI or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CBI or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of CBI or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CBI or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, will not have or be reasonably likely to have a Material Adverse Effect on CBI.

    3.4 CONSENTS AND APPROVALS. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act, (ii) the filing of any requisite applications with the Office of the Comptroller of the Currency (the "OCC") or the Federal Deposit Insurance Corporation (the "FDIC") in connection with the merger of Subsidiaries of CBI and Bancorp, (iii) the filing of any required applications or notices with any state bank regulatory agencies (the "State Approvals"), (iv) the filing with the SEC of a proxy statement in definitive form relating to the meeting of CBI's shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Statement") and the registration statement on Form S-4 (the "S-4") in which the Proxy Statement will be included as a prospectus, (v) the filing of the Articles of Merger with the Oregon Secretary pursuant to the OBCA, (vi) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (vii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Bancorp Common Stock pursuant to this Agreement, (viii) the approval of this Agreement by the requisite vote of the shareholders of CBI, and (ix) the consents and approvals set forth in CBI Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with (A) the execution and delivery by CBI of this Agreement and (B) the consummation by CBI of the Merger and the other transactions contemplated hereby.

    3.5 REPORTS. CBI and each of its Subsidiaries have timely and properly filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1993, with (i) the Federal Reserve Board, (ii) the Office of Thrift Supervision (the "OTS") under the Home Owners Loan Act ("HOLA"), (iii) any state regulatory authority (each a "State Regulator), (iv) the OCC, (v) the FDIC, and (vi) any other self-regulatory organization ("SRO") (collectively, "Regulatory Agencies"), and all other material reports and statements required to be filed by them since January 1, 1993, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of CBI and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the best knowledge of CBI, investigation into the business or operations of CBI or any of its Subsidiaries since January 1, 1993. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of CBI or any of its Subsidiaries.

    3.6 FINANCIAL STATEMENTS. CBI has previously delivered to Bancorp copies of (a) the consolidated balance sheets of CBI and its Subsidiaries as of December 31, for the fiscal years 1993 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years 1992 through 1994, inclusive, as reported in CBI's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent public accountants, with respect to CBI, (b) the unaudited consolidated balance sheet of CBI and its Subsidiaries as of December 31, 1995, and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the fiscal year 1995 substantially in the form that is proposed to be reported in CBI's Annual Report on Form 10-K for the period ended December 31, 1995, filed with the SEC under the Exchange Act, and (c) the unaudited consolidated balance sheets of CBI as of September 30, 1995, and September 30, 1994, and the related unaudited consolidated statements of income, cash flows, and changes in stockholders' equity for the nine months then ended as reported in CBI's Quarterly Report on Form 10-Q for the period ended September 30, 1995, filed with the SEC under the Exchange Act. The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of CBI and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited quarterly statements, as permitted by Form 10-Q. The allowances for credit losses contained in the financial statements referred to in this Section 3.6 were adequate as of their respective dates to absorb reasonably anticipated losses in the loan portfolio of CBI and its Subsidiaries in view of the size and character of such portfolio, the current economic conditions, and other pertinent factors and no facts have subsequently come to the attention of management of CBI that would cause management to restate in any material way the level of such allowance for credit losses. With respect to other real estate owned by CBI and its Subsidiaries, the value attributed thereto for purposes of compiling such financial statements does not exceed the aggregate fair market value of such real estate as of the date of acquisition of such real estate or as subsequently reduced, all in accordance with regulations of the applicable Regulatory Agencies. The books and records of CBI and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

    3.7 BROKER'S FEES. Except for the services of Goldman Sachs & Co. pursuant to an agreement dated November 21, 1995, a copy of which has previously been provided to Bancorp, neither CBI nor any CBI Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement or the CBI Option Agreement.

    3.8   ABSENCE  OF CERTAIN  CHANGES  OR EVENTS.    (a)   Except  as  publicly
disclosed in CBI Reports (as defined below) filed prior to the date hereof, since December 31, 1994, (i) neither CBI nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

    (b) Except as publicly disclosed in CBI Reports filed prior to the date hereof, since December 31, 1994, CBI and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

    (c) Since January 1, 1995, neither CBI nor any of its Subsidiaries has (i) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of January 1, 1995, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus other than customary year-end bonuses, (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance, or (iii) been the subject of any organizing activities known to CBI.

    3.9 LEGAL PROCEEDINGS. (a) Except as publicly disclosed in CBI Reports filed prior to the date hereof, neither CBI nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of CBI's knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (i) against CBI or any of its Subsidiaries as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on CBI or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement or the CBI Option Agreement.

    (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon CBI, any of its Subsidiaries or the assets of CBI or any of its Subsidiaries that has had, or might reasonably be expected to have, a Material Adverse Effect on CBI.

    3.10 TAXES AND TAX RETURNS. (a) Each of CBI and its Subsidiaries has duly filed all material federal, state and, to the best of CBI's knowledge, material local information returns and tax returns required to be filed by it (all such returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all material Taxes (as defined below) and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, county or local taxing authorities (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges that (1) are not yet delinquent or are being contested in good faith and (2) have not been finally determined. The income tax returns of CBI and its Subsidiaries have been examined by the Internal Revenue Service (the "IRS"), and any liability with respect thereto has been satisfied for all years to and including 1981, and no material deficiencies were asserted as a result of such examination or all such deficiencies were satisfied. To the best of CBI's knowledge, there are no material disputes pending, or claims asserted for, Taxes or assessments upon CBI or any of its Subsidiaries, nor has CBI or any of its Subsidiaries been requested to give any currently effective waivers extending the statutory period of limitation applicable to any Federal, state, county or local income tax return for any period. In addition, (i) proper and accurate amounts have been withheld by CBI and its Subsidiaries from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so would not have a Material Adverse Effect on CBI, (ii) federal, state, county and local returns that are accurate and complete in all material respects have been filed by CBI and its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes, except where failure to do so would not have a Material Adverse Effect on CBI,
(iii) the amounts shown on such federal, state, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by CBI in its consolidated financial statements as of December 31, 1995, except where failure to do so would not have a Material Adverse Effect on CBI and (iv) there are no tax liens upon any property or assets of the CBI or its Subsidiaries except liens for current taxes not yet due. To the knowledge of CBI, no property of CBI or any of its Subsidiaries is property that CBI or any of its Subsidiaries is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 169(h) of the Code. Neither CBI nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by CBI or any of its Subsidiaries, and the Internal Revenue Service has not initiated or proposed any such adjustment or change in accounting method. Except as set forth in the financial statements described in
Section 3.6 hereof, neither CBI nor any of its Subsidiaries has entered into a transaction which is being accounted for as an installment obligation under
Section 453 of the Code, which would be reasonably likely to have a Material Adverse Effect on CBI.

    (b) As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, county, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

    (c) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of CBI or any of its affiliates who is a "Disqualified Individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or CBI Benefit Plan (as defined below) currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

    (d) No disallowance of a deduction under Section 162(m) of the Code for employee remuneration of any amount paid or payable by CBI or any Subsidiary of CBI under any contract, plan, program, arrangement or understanding is reasonably likely.

    3.11 EMPLOYEES. (a) The CBI Disclosure Schedule sets forth a true and complete list of each material plan, arrangement or agreement regarding compensation or benefits for any employees, former employees, directors, or former directors that is maintained as of the date of this Agreement (the "CBI Benefit Plans") by CBI or any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with CBI would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    (b) CBI has heretofore delivered to Bancorp true and complete copies of each of the CBI Benefit Plans and all related documents, including but not limited to
(i) the actuarial report for such Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Plan.

    (c) (i) Each of the CBI Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including but not limited to ERISA and the Code, (ii) each of the CBI Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified,
(iii) with respect to each CBI Benefit Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such CBI Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such CBI Benefit Plan's actuary with respect to such CBI Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such CBI Benefit Plan allocable to such accrued benefits, (iv) no CBI Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of CBI, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of CBI, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by CBI, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to CBI, its Subsidiaries or any ERISA Affiliate of incurring a material liability thereunder, (vi) no CBI Benefit Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) of ERISA,
(vii) all contributions or other amounts payable by CBI or its Subsidiaries as of the Effective Time with respect to each CBI Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices and Section 412 of the Code, (viii) neither CBI, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which CBI, its Subsidiaries or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of CBI there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the CBI Benefit Plans or any trusts related thereto.

    (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of CBI or any of its affiliates from CBI or any of its affiliates under any CBI Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any CBI Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

    (e) CBI has previously delivered to Bancorp a schedule setting forth for each management employee of CBI or its Subsidiaries who is a party to any employment, golden parachute, or severance agreement, the approximate maximum amount of payments and benefits other than vested retirement benefits and previously deferred compensation to which each such employee will become entitled in the event that such employee's employment is terminated following the consummation of the Merger.

    3.12 SEC REPORTS. CBI has previously made available to Bancorp an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1994, by CBI with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (the "CBI Reports") and prior to the date hereof and
(b) communication mailed by CBI to its shareholders since January 1, 1994, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. CBI has timely filed all CBI Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all CBI Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

    3.13 COMPLIANCE WITH APPLICABLE LAW. (a) CBI and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable laws, statutes, orders, rules, regulations of any Governmental Entity relating to CBI or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on CBI, and neither CBI nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above.

    (b) Except as would not have a Material Adverse Effect, (i) no real property presently or previously owned, operated, or leased by CBI or any of its Subsidiaries or, to the best of their knowledge, securing any obligations owed to them has been used as a storage or disposal site for hazardous substances within the meaning of any applicable federal, state, or local statute, law, rule, or regulation, and no hazardous substances have been transferred from or to such real property, (ii) no governmental entity has issued any citation or notice of violation relating to any environmental matter concerning any real property owned, operated, or leased by CBI or any of its Subsidiaries or, to the best of their knowledge securing any obligations owed to them, and neither CBI nor any of its Subsidiaries has received any notice that any such real property may or will be included on any list of areas affected by any release of any hazardous substance or that it has or may be named as a responsible or potentially responsible party with respect to any hazardous substance site, and
(iii) neither CBI nor any of its Subsidiaries has received any notice of any threatened investigation, proceeding, or litigation concerning any such real property with respect to any environmental matter or knows of any basis for any such investigation, proceeding, or litigation.

    3.14 CERTAIN CONTRACTS. (a) Neither CBI nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) that, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Bancorp, CBI, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the CBI Reports, (iv) that materially restricts the conduct of any line of business by CBI, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. CBI has delivered to Bancorp a complete list as of the date of this Agreement of each contract to which CBI or any of its Subsidiaries is a party that involves an amount in excess of $100,000 or that has an unexpired term in excess of one year from the date of this Agreement other than loans, deposits, letters of credit, and similar transactions entered into by CBI in the ordinary course of business. In addition, CBI has previously delivered to Bancorp true and correct copies of all employment, consulting, and deferred compensation agreements that are in writing and a written summary of all such contracts that are material to CBI and not in writing. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the CBI Disclosure Schedule, is referred to herein as a "CBI Contract." Neither CBI nor any of its Subsidiaries knows of, or has received notice of, any violation of any CBI Contract by any of the other parties thereto that, individually or in the aggregate, would have a Material Adverse Effect on CBI.

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
    (b) (i) Each CBI Contract is valid and binding and in full force and effect,
(ii) CBI and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each CBI Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect on CBI, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of CBI or any of its Subsidiaries or, to the knowledge of CBI, on the part of any other party under any such CBI Contract, except where such default, individually or in the aggregate, would not have a Material Adverse Effect on CBI.

    3.15 AGREEMENTS WITH REGULATORY AGENCIES. Neither CBI nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in the CBI Disclosure Schedule, a "Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has CBI or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

    3.16 UNDISCLOSED LIABILITIES. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of CBI as of December 31, 1995, and for liabilities incurred in the ordinary course of business consistent with past practice, since December 31, 1995, neither CBI nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on CBI.

    3.17 STATE TAKEOVER LAWS. The Board of Directors of CBI has taken such actions as are necessary such that the provisions of Section 203 of the DGCL will not apply to this Agreement or the CBI Option Agreement or any of the transactions contemplated hereby or thereby.

    3.18 RIGHTS AGREEMENT. CBI has taken all action (including, if required, redeeming all of the outstanding preferred stock purchase rights issued pursuant to the CBI Rights Agreement or amending or terminating the CBI Rights Agreement) so that the entering into of this Agreement and the CBI Option Agreement, the Merger, the acquisition of shares pursuant to the CBI Option Agreement and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the CBI Rights Agreement or enable or require the CBI Rights to be exercised, distributed or triggered.

    3.19  INTENTIONALLY OMITTED

    3.20 INTEREST RATE RISK MANAGEMENT INSTRUMENTS; DERIVATIVES. (a) CBI has heretofore delivered to Bancorp an accurate and complete list of (A) all interest rate swaps, caps, floors, option agreements, and other interest rate risk management arrangements and other instruments generally known as "derivatives" to which CBI or any of its Subsidiaries is a party or to which any of their properties or assets may be subject and (B) all securities owned by CBI or its Subsidiaries that are generally known as "structured note," "high risk mortgage derivatives," "capped floating rate notes," or "capped floating rate mortgage derivatives" (instruments or agreements of the type referred to in clauses (A) and (B), collectively, "Derivative Securities"). Neither CBI nor any of its Subsidiaries has purchased any Derivative Security for, or invested in any Derivative Security any assets of, any account or person for which it or any such subsidiary acts as a trustee, fiduciary, or investment advisor.

    (b) All Derivative Securities to which CBI or any of its Subsidiaries is a party or to which any of their properties or assets may be subject were entered into in the ordinary course of business and, to its knowledge, in accordance with prudent banking practice and applicable rules, regulations, and policies of the Regulatory Agencies and with counterparties believed to be financially responsible at the time and are legal, valid, and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization, or similar laws affecting the rights of creditors generally, and the availability of equitable remedies), and are in full force and effect. CBI and each of its Subsidiaries has duly performed in all material respects all of its obligations thereunder, and, to its knowledge, there are no breaches, violations, or defaults or allegations or assertions of such by any party thereunder.

    3.21 PROPERTIES. Except as would not have a Material Adverse Effect on CBI, (i) except for assets disposed of in the ordinary course of business, CBI and each of its Subsidiaries possess good and marketable title to and own, free of any encumbrances (other than liens for taxes not yet due, statutory rights of redemption with respect to properties acquired in the course of collecting loans, liens securing indebtedness of not more than $100,000, and easements or rights of way of public utilities or similar encumbrances not materially interfering with the conduct of business), all of their material real, personal, and intangible properties and other assets; (ii) the leases pursuant to which CBI or any of its Subsidiaries lease real or personal property are valid and effective in accordance with their respective terms and, to the knowledge of CBI, there is not, under any such lease, any material existing default or any event which, with the giving of notice or lapse of time or otherwise, would constitute a default; (iii) the material properties owned or leased by CBI and each of its Subsidiaries are in good condition, free from any defects that would materially interfere with the continued use thereof in the conduct of their normal operations; and (iv) CBI and its Subsidiaries own or lease all property upon which their continued business operations are materially dependent (except for properties securing loans by CBI).

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF BANCORP

    Except as set forth in the disclosure schedule of Bancorp delivered to CBI concurrently herewith (the "Bancorp Disclosure Schedule"), Bancorp hereby represents and warrants to CBI as follows:

    4.1 CORPORATE ORGANIZATION. (a) Bancorp is a corporation duly organized, validly existing under the laws of the State of Oregon. Bancorp has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Bancorp. Bancorp is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of Bancorp, copies of which have previously been made available to CBI, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

    (b) Each Bancorp Subsidiary (i) is duly organized and validly existing as a bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on Bancorp, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

    (c) The minute books of Bancorp accurately reflect in all material respects all corporate actions since January 1, 1994, of its shareholders and Board of Directors (including committees of the Board of Directors of Bancorp).

    4.2 CAPITALIZATION. (a) The authorized capital stock of Bancorp consists of (i) 250,000,000 shares of Bancorp Common Stock, of which as of December 31, 1995, 150,592,468 shares were issued

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
and outstanding and (ii) 50,000,000 shares of Preferred Stock, no par value ("Bancorp Preferred Stock"), of which as of December 31, 1995, 6,000,000 shares designated as Series A were issued and outstanding. All of the issued and outstanding shares of Bancorp Common Stock and Bancorp Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for shares of Bancorp Common Stock reserved for issuance pursuant to the Bancorp Benefit Plans (as defined below), and (iii) Bancorp's dividend reinvestment and stock purchase plan (the "Bancorp DRIP"), Bancorp does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Bancorp Common Stock or Bancorp Preferred Stock or any other equity securities of Bancorp or any securities representing the right to purchase or otherwise receive any shares of Bancorp Common Stock or Bancorp Preferred Stock. As of December 31, 1995, 12,277,723 shares of Bancorp Common Stock were reserved for issuance pursuant to the Bancorp DRIP and Bancorp Benefit Plans and no shares of Bancorp Preferred Stock were reserved for issuance. As of the date of this Agreement, since December 31, 1995, Bancorp has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to (i) the exercise of employee stock options granted prior to such date, (ii) the Bancorp Option Agreement, (iii) the Bancorp DRIP,
(iv) the Bancorp Employee Investment Plan, and (v) the grant of options to non-employee directors. The shares of Bancorp Capital Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

    (b) Bancorp owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Bancorp Subsidiaries, free and clear of any liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Bancorp Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

    4.3 AUTHORITY; NO VIOLATION. (a) Bancorp has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Bancorp and no other corporate proceedings on the part of Bancorp are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Bancorp and (assuming due authorization, execution and delivery by CBI) constitutes a valid and binding obligation of Bancorp, enforceable against Bancorp in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors rights and remedies generally.

    (b) Neither the execution and delivery of this Agreement by Bancorp, nor the consummation by Bancorp of the transactions contemplated hereby, nor compliance by Bancorp with any of the terms or provisions hereof, will (i) violate any provisions of the Articles of Incorporation or Bylaws of Bancorp or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bancorp or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Bancorp or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have or be reasonably likely to have a Material Adverse Effect on Bancorp.

    4.4 CONSENTS AND APPROVALS. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, (ii) the filing of any requisite applications with the OCC or the FDIC in connection with the merger of Subsidiaries of CBI and Bancorp, (iii) the filing of the State Approvals, (iv) the filing with the SEC of the Proxy Statement and the S-4, (v) the filing of the Articles of Merger with the Oregon Secretary pursuant to the OBCA, (vi) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (vii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Bancorp Common Stock pursuant to this Agreement, and (viii) the approval of this Agreement by the requisite vote of the shareholders of CBI, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (A) the execution and delivery by Bancorp of this Agreement and (B) the consummation by Bancorp of the Merger and the other transactions contemplated hereby.

    4.5 REPORTS. Bancorp and each of its Subsidiaries have timely and properly filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1994, with the Regulatory Agencies, and all other material reports and statements required to be filed by them since January 1, 1994, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Bancorp and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Bancorp, investigation into the business or operations of Bancorp or any of its Subsidiaries since January 1, 1994. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Bancorp or any of its Subsidiaries.

    4.6 FINANCIAL STATEMENTS. Bancorp has previously delivered to CBI copies of (a) the consolidated balance sheets of Bancorp and its Subsidiaries as of December 31, for the fiscal years 1993 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1992 through 1994, inclusive, as reported in Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Deloitte & Touche LLP, independent auditors with respect to Bancorp, (b) the unaudited consolidated balance sheet of Bancorp and its subsidiaries as of December 31, 1995, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the fiscal year ended December 31, 1995, substantially in the form that is proposed to be reported in Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed with the SEC under the Exchange Act, and (c) the unaudited consolidated balance sheets of Bancorp and its Subsidiaries as of September 30, 1995, and September 30, 1994, and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for the nine months then ended as reported in Bancorp's Quarterly Report on Form 10-Q for the period ended
September 30, 1995, filed with the SEC under the Exchange Act. The financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of Bancorp and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited quarterly statements, as permitted by Form 10-Q. The allowances for credit losses contained in the financial statements referred to in this Section 4.6 were adequate as of their respective dates to absorb reasonably anticipated losses in the loan portfolio of Bancorp and its Subsidiaries in view of the size and character of such portfolio, the current economic conditions, and other pertinent factors and no facts have subsequently come to the attention of management of Bancorp that would cause management to restate in any material way the level of such allowance for credit losses. With respect to other real estate owned by Bancorp and its Subsidiaries, the value attributed thereto for purposes of compiling such financial statements does not exceed the aggregate fair market value of such real estate as of the date of acquisition of such real estate or as subsequently reduced, all in accordance with regulations of the applicable Regulatory Agencies. The books and records of Bancorp and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

    4.7 BROKER'S FEES. Neither Bancorp nor any Bancorp Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement or the CBI Option Agreement.

    4.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. (a) Except as publicly disclosed in Bancorp Reports (as defined below) filed prior to the date hereof, since December 31, 1994, (i) as of the date of this Agreement, neither Bancorp nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Bancorp.

    (b) Except as publicly disclosed in Bancorp Reports filed prior to the date hereof, from December 31, 1994, through the date of this Agreement, Bancorp and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

    (c) Since January 1, 1995, neither  Bancorp nor any of its Subsidiaries  has
(i)  suffered any strike, work stoppage, slowdown, or other labor disturbance or
(ii) been the subject of any organizing activities.

    4.9 LEGAL PROCEEDINGS. (a) Except as publicly disclosed in Bancorp Reports filed prior to the date hereof, neither Bancorp nor any of its Subsidiaries is a party to any and there are no pending or, to the best of Bancorp's knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (i) against Bancorp or any of its Subsidiaries as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on Bancorp or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

    (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Bancorp, any of its Subsidiaries or the assets of Bancorp or any of its Subsidiaries that has had, or might reasonably be expected to have, a Material Adverse Effect on Bancorp or the Surviving Corporation.

    4.10 TAXES AND TAX RETURNS. (a) Each of Bancorp and its Subsidiaries has duly filed all material federal, state and, to the best of Bancorp's knowledge, material local information returns and tax returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all material Taxes (as defined below) and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, county or local taxing authorities on or prior to the date of this Agreement (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges (1) that are not yet delinquent or are being contested in good faith and (2) have not been finally determined. The income tax returns of Bancorp and its Subsidiaries have been examined by the Internal Revenue Service (the "IRS") and any liability with respect thereto has been satisfied for all years to and including 1985, and no material deficiencies were asserted as a result of such examination or all such deficiencies were satisfied. To the best of Bancorp's knowledge, there are no material disputes pending, or claims asserted for, Taxes or assessments upon Bancorp or any of its Subsidiaries, nor has Bancorp or any of its Subsidiaries been requested to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period. In addition, (i) proper and accurate amounts have been withheld by Bancorp and its Subsidiaries from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so would not have a Material Adverse Effect on Bancorp, (ii) federal, state, county and local returns that are accurate and complete in all material respects have been filed by Bancorp and its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes, except where failure to do so would not have a Material Adverse Effect on Bancorp, (iii) the amounts shown on such federal, state, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by Bancorp in its consolidated financial statements as of December 31, 1995, except where failure to do so would not have a Material Adverse Effect on Bancorp and (iv) there are no Tax liens upon any property or assets of the Bancorp or its Subsidiaries except liens for current taxes not yet due. To the knowledge of Bancorp, no property of Bancorp or any of its Subsidiaries is property that Bancorp or any of its Subsidiaries is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of
Section 169(h) of the Code. Neither Bancorp nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Bancorp or any of its Subsidiaries, and the Internal Revenue Service has not initiated or proposed any such adjustment or change in accounting method. Except as set forth in the financial statements described in Section 4.6 hereof, neither Bancorp nor any of its Subsidiaries has entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Code, which would be reasonably likely to have a Material Adverse Effect on Bancorp.

    (b) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Bancorp or any of its affiliates who is a "Disqualified Individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Bancorp Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

    (c) No disallowance of a deduction under Section 162(m) of the Code for employee remuneration of any amount paid or payable by Bancorp or any Subsidiary of Bancorp under any contract, plan, program, arrangement or understanding is reasonably likely.

    4.11 EMPLOYEES. (a) The Bancorp Disclosure Schedule sets forth a true and complete list of each material plan, arrangement or agreement regarding compensation or benefits for any employees, former employees, directors, or former directors that is maintained as of the date of this Agreement (the "Bancorp Benefit Plans") by Bancorp, any of its Subsidiaries or by any trade or business; whether or not incorporated (a "Bancorp ERISA Affiliate"), all of which together with Bancorp would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

    (b) Bancorp has heretofore delivered to CBI true and complete copies of each of the Bancorp Benefit Plans and all related documents, including but not limited to (i) the actuarial report for such Bancorp Benefit Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Bancorp Benefit Plan.

    (c) (i) Each of the Bancorp Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including but not limited to ERISA and the Code, (ii) each of the Bancorp Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified, (iii) with respect to each Bancorp Benefit Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such Bancorp Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Bancorp Benefit Plan's actuary with respect to such Bancorp Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Bancorp Benefit Plan allocable to such accrued benefits, (iv) no Bancorp Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Bancorp, its Subsidiaries or any Bancorp ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Bancorp, its Subsidiaries or the Bancorp ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Bancorp, its Subsidiaries or any Bancorp ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Bancorp, its Subsidiaries or any Bancorp ERISA Affiliate of incurring a material liability thereunder, (vi) no Bancorp Benefit Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by Bancorp or its Subsidiaries as of the Effective Time with respect to each Bancorp Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (viii) neither Bancorp, its Subsidiaries nor any Bancorp ERISA Affiliate has engaged in a transaction in connection with which Bancorp, its Subsidiaries or any Bancorp ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of Bancorp there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Bancorp Benefit Plans or any trusts related thereto.

    (d)   Neither  the  execution  and  delivery   of  this  Agreement  nor  the
consummation of the transactions contemplated hereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of Bancorp or any of its affiliates from Bancorp or any of its affiliates under any Bancorp Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Bancorp Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

    4.12 SEC REPORTS. Bancorp has previously made available to CBI an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1994, by Bancorp with the SEC pursuant to the Securities Act or the Exchange Act (the "Bancorp Reports") and prior to the date hereof and (b) communication mailed by Bancorp to its shareholders since January 1, 1994, and prior to the date hereof, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Bancorp has timely filed all Bancorp Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Bancorp Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

    4.13 COMPLIANCE WITH APPLICABLE LAW. (a) Bancorp and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable laws, statutes, orders, rules, or regulations of any Governmental Entity relating to Bancorp or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Bancorp, and neither Bancorp nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above.

    (b) Except as would not have a Material Adverse Effect, (i) no real property presently or previously owned, operated, or leased by Bancorp or any of its Subsidiaries or, to the best of their knowledge, securing any obligations owed to them has been used as a storage or disposal site for hazardous substances within the meaning of any applicable federal, state, or local statute, law, rule, or regulation, and no hazardous substances have been transferred from or to such real property, (ii) no governmental entity has issued any citation or notice of violation relating to any environmental matter concerning any real property owned, operated, or leased by Bancorp or any of its Subsidiaries or, to the best of their knowledge securing any obligations owed to them, and neither Bancorp nor any of its Subsidiaries has received any notice that any such real property may or will be included on any list of areas affected by any release of any hazardous substance or that it has or may be named as a responsible or potentially responsible party with respect to any hazardous substance site, and
(iii) neither Bancorp nor any of its Subsidiaries has received any notice of any threatened investigation, proceeding, or litigation concerning any such real property with respect to any environmental matter or knows of any basis for any such investigation, proceeding, or litigation.

    4.14 CERTAIN CONTRACTS. (a) As of the date of this Agreement, neither Bancorp nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants,
(ii) that, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Bancorp, CBI, the surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Bancorp Reports, (iv) that materially restricts the conduct of any line of business by Bancorp, (v) with or to a labor union or guild (including any collective bargaining agreement), or (vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Bancorp Disclosure Schedule, is referred to herein as a "Bancorp Contract." Neither Bancorp nor any of its Subsidiaries knows of, or has received notice of, any violation of any Bancorp Contract by any of the other parties thereto that, individually or in the aggregate, would have a Material Adverse Effect on Bancorp.

    (b) (i) Each Bancorp Contract is valid and binding and in full force and effect, (ii) Bancorp and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Bancorp Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect on Bancorp, and (iii) no event or condition exists that constitutes or, after notice or lapse of time, or both, would constitute, a material default on the part of Bancorp or any of its Subsidiaries or, to the knowledge of Bancorp, on the part of any other party under any such Bancorp Contract, except where such default, individually or in the aggregate, would not have a Material Adverse Effect on Bancorp.

    4.15 AGREEMENTS WITH REGULATORY AGENCIES. Neither Bancorp nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in the Bancorp Disclosure Schedule, a "Bancorp Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Bancorp or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

    4.16 UNDISCLOSED LIABILITIES. As of the date of this Agreement, except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Bancorp dated as of December 31, 1995, and for liabilities incurred in the ordinary course of business consistent with past practice, since December 31, 1995, neither Bancorp nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on Bancorp.

    4.17  INTENTIONALLY OMITTED

    4.18 INTEREST RATE RISK MANAGEMENT INSTRUMENTS; DERIVATIVES. (a) Bancorp has heretofore delivered to CBI an accurate and complete list of all Derivative Securities to which Bancorp or any of its Subsidiaries is a party or any of their properties may be subject, or that are owned by Bancorp or any of its Subsidiaries. Neither Bancorp nor any of its Subsidiaries has purchased any Derivative Security for, or invested in any Derivative Security any assets of, any account or person for which it or any such Subsidiary acts as a trustee, fiduciary, or investment advisor.

    (b) All Derivative Securities to which Bancorp or any of its Subsidiaries is a party or to which any of their properties or assets may be subject were entered into in the ordinary course of business and, to its knowledge, in accordance with prudent banking practice and applicable rules, regulations, and policies of the Regulatory Agencies and with counterparties believed to be financially responsible at the time and are legal, valid, and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization, or similar laws affecting the rights of creditors generally, and the availability of equitable remedies), and are in full force and effect. Bancorp and each of its Subsidiaries has duly performed in all material respects all of its obligations thereunder, and, to its knowledge, there are no breaches, violations, or defaults or allegations or assertions of such by any party thereunder.

    4.19 STATE TAKEOVER LAWS. The Board of Directors of Bancorp has taken such actions as are necessary such that the provisions of Sections 60.825 to 60.845 of the Oregon Business Corporation Act regarding business combinations and the Oregon Control Share Act (Sections 60.801 to 60.813) will not apply to this Agreement or to any of the transactions contemplated hereby or thereby.

                                   ARTICLE V
                   COVENANTS RELATING TO CONDUCT OF BUSINESS

    5.1 CONDUCT OF CBI BUSINESSES PRIOR TO THE EFFECTIVE TIME. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or the CBI Option
Agreement, CBI shall, and shall cause its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees and (iii) take no action that would adversely affect or delay the ability of CBI or Bancorp to obtain any necessary approvals of any Regulatory Agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or the CBI Option Agreement.

    5.2 CBI FORBEARANCES. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or the CBI Option Agreement, CBI shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Bancorp:

    (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of CBI or any of its Subsidiaries to CBI or any of its Subsidiaries; it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance;

    (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations, convertible into or exchangeable for any shares of its capital stock, or grant or issue any stock appreciation rights or grant or issue to any individual, corporation or other entity any right to acquire any shares of its capital stock (except for regular quarterly cash dividends at the rate not in excess of the rate being paid at the date of this Agreement as such rate may be increased at times and in amounts as are consistent with past practice and except for dividends paid by any of its wholly owned Subsidiaries or any of their wholly owned Subsidiaries); or issue any additional shares of capital stock or securities or obligations convertible into or exchangeable for shares of its capital stock except pursuant to (A) the exercise of stock options outstanding as of the date hereof, (B) the CBI Option Agreement, (C) the CBI Rights Agreement; or (D) the CBI DRIP until the CBI DRIP is terminated, which shall occur as soon as practicable after the date hereof;

    (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

    (d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary thereof;

    (e) except for loans, deposits, letters of credit, and similar transactions in the ordinary course of business consistent with past practice, (i) enter into any contract or agreement that involves an amount in excess of $100,000 or that will have a term in excess of one year or (ii) terminate or materially modify any contract or agreement that involves an amount in excess of $100,000 or that has a remaining term in excess of one year, or (iii) commit to any capital expenditure, or make any capital expenditure not committed to prior to the date of this Agreement, in excess of $10,000;

    (f) increase in any manner the compensation or fringe benefits of any of its employees other than increases for employees in the ordinary course of business consistent with past practice or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than amendments required to comply with applicable legal requirements or accelerate the vesting of any stock options or other stock-based compensation;

    (g) solicit, encourage or authorize any individual, corporation or other entity to solicit from any third party any inquiries or proposals relating to the disposition of its business or assets, or the acquisition of its voting securities, or the merger of it or any of its Subsidiaries with any corporation or other entity other than as provided by this Agreement (and CBI shall promptly notify Bancorp of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters) or unless CBI shall have determined based upon the written advice of counsel that fiduciary duties under applicable law require otherwise, participate in any negotiations concerning or otherwise facilitate any such transaction;

    (h) settle any claim, action or proceeding involving material money damages, except in the ordinary course of business consistent with past practice;

    (i) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

    (j)  amend its certificate of incorporation or its bylaws;

    (k) other than in prior consultation with Bancorp, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

    (l) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

    (m) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

    5.3 BANCORP FORBEARANCES. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Bancorp shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of CBI:

    (a) reclassify any of its capital stock or make, declare, or pay any dividend or make any other distribution on, any shares of its capital stock or any securities or obligations, convertible into or exchangeable for any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of such rate as Bancorp from time to time adopts as its regular quarterly dividend rate and except for dividends paid by any of its wholly owned Subsidiaries or any of their wholly owned Subsidiaries);

    (b) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; provided, however, that nothing contained herein shall limit the ability of Bancorp to exercise its rights under the CBI Option Agreement;

    (c) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions of the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

    (d) take any action that would adversely affect or delay its ability to obtain any necessary approvals of any Regulatory Agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;

    (e) amend its articles of incorporation except with respect to the establishment of one or more series of preferred stock; or

    (f) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.3.

                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS

    6.1 REGULATORY MATTERS. (a) Bancorp and CBI shall promptly prepare and file with the SEC the Proxy Statement and Bancorp shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Bancorp and CBI shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Bancorp and CBI shall thereafter mail the Proxy Statement to their respective shareholders. Bancorp shall also use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and CBI shall furnish all information concerning CBI and the holders of CBI Common Stock as may be reasonably requested in connection with any such action.

    (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Bancorp and CBI shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to CBI or Bancorp, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

    (c) Bancorp and CBI shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Bancorp, CBI or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

    (d) Bancorp and CBI shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

    6.2 ACCESS TO INFORMATION. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Bancorp and CBI shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Bancorp and CBI shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws, savings and loan or savings association laws (other than reports or documents which Bancorp or CBI, as the case may be, is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Bancorp nor CBI nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Bancorp's or CBI's, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

    (b) Each of Bancorp and CBI shall hold all information furnished by the other party or any of such party's Subsidiaries or representatives pursuant to
Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreements, dated December 13, 1995, between Bancorp and CBI (the "Confidentiality Agreements").

    (c)  No  investigation  by  either  of  the  parties  or  their   respective
representatives shall affect the representations and warranties of the other set forth herein.

    6.3 SHAREHOLDER APPROVAL. CBI shall call a meeting of its shareholders to be held as soon as practicable for the purpose of voting upon the requisite shareholder approval required in connection with this Agreement and the Merger. Subject to fiduciary requirements under applicable law, the board of directors of CBI shall recommend such approval to its shareholders and shall use reasonable efforts to solicit such approval.

    6.4 LEGAL CONDITIONS TO MERGER. Each of Bancorp and CBI shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper, or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger or the Subsidiary Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by CBI or Bancorp or any of their respective Subsidiaries in connection with the Merger and the Subsidiary Merger and the other transactions contemplated by this Agreement.

    6.5 AFFILIATES. Each of Bancorp and CBI shall use its best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of such party to deliver to the other party hereto, as soon as practicable after the date of this Agreement, and prior to the date of the shareholder meeting called by CBI to approve this Agreement, a written agreement, in the form of Exhibit 6.5(a) hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of Bancorp Common Stock to be received by such "affiliate" in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding any other provision of this Agreement, no certificate for Bancorp Common Stock shall be delivered in exchange for CBI Certificates held by any such "affiliate" who shall not have executed and delivered such an agreement.

    6.6 STOCK EXCHANGE LISTING OF SHARES. Bancorp shall use its best efforts to cause the shares of Bancorp Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Stock Market National Market System, subject to official notice of issuance, prior to the Effective Time.

    6.7 EMPLOYEE BENEFIT PLANS. (a) Within a reasonable time after the Effective Time, and subject to applicable law, Bancorp shall provide to the employees of Bancorp and its Subsidiaries who formerly were employees of CBI and its Subsidiaries employee benefits, including but not limited to pension plans, thrift plans, management incentive plans, group life plans, accidental death and dismemberment plans, travel accident plans, medical and hospitalization plans and long term disability plans, substantially the same as those provided to similarly situated employees of Bancorp and its Subsidiaries. From and after the Effective Time, and until Bancorp has accomplished the actions contemplated by the preceding sentence, employees of Bancorp or its Subsidiaries who were employees of CBI or its Subsidiaries immediately prior to the Effective Time shall be provided with employee benefits under employee benefit plans of CBI, employee benefit plans of Bancorp, or some combination thereof, as Bancorp shall reasonably deem appropriate in order to accomplish an orderly transition of benefits. From and after the Effective Time, employees of Bancorp or its Subsidiaries who were employees of CBI and its Subsidiaries immediately prior to the Effective Time shall receive full credit for all purposes under such plans, except the accrual of benefits, for their length of service prior to the Effective Time with CBI or any of its Subsidiaries (and any predecessors thereto) to the extent such service would be recognized under such plans, if such service was with Bancorp and its Subsidiaries.

    (b) Bancorp agrees to honor in accordance with their terms (i) all CBI Benefit Plans and (ii) all contracts, arrangements, commitments, or understandings described in Section 3.14(a)(i) disclosed on the CBI Disclosure Schedule, and (iii) all benefits vested thereunder as of the Effective Time; provided, however, that nothing in this sentence shall be interpreted as preventing Bancorp from amending, modifying or terminating any CBI Benefit Plans, contracts, arrangements, commitments or understandings, in accordance with their terms. The provisions of this Section 6.7 are intended to be for the benefit for, and enforceable by, each of the beneficiaries of or parties to such plans, contracts, arrangements, commitments, and understandings.

    (c) CBI shall cause each outstanding option to purchase CBI Common Stock held by directors or employees of CBI and its Subsidiaries (and any related stock appreciation right) to be amended at or prior to the Effective Time so that at the Effective Time, there shall be exchanged and substituted for each such option (or stock appreciation right) an option to purchase (or the right to receive appreciation in market value of) shares of Bancorp Common Stock, rather than CBI Common Stock, in a form substantially as provided in the Bancorp 1993 Stock Incentive Plan. The number of shares of Bancorp Common Stock covered by the substituted option (and stock appreciation right) shall be computed by applying the Exchange Ratio to the shares of CBI Common Stock covered by the option (or stock appreciation right), with any resulting fractional shares to be rounded down to the next whole share. The exercise price per share of the substituted option shall be equal to the exercise price per share of CBI Common Stock under the original option divided by the Exchange Ratio with the result rounded up to the next cent. All such options (and stock appreciation rights) shall remain in full force and effect with the same remaining term and without any acceleration of exercisability or conferring any right to receive cash by reason of the Merger, except as provided by their terms as in effect prior to the date of this Agreement. Bancorp shall cooperate as necessary to permit the taking of the actions specified in this paragraph (c).

    6.8 INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of CBI or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of CBI, any of the CBI Subsidiaries or any of their respective predecessors or (ii) this Agreement, the CBI Option Agreement, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Bancorp shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation and in the event of any such threatened or actual claim, action, suit, proceeding, or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Bancorp; provided, however, that (1) Bancorp shall have the right to assume the defense thereof and upon such assumption Bancorp shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Bancorp elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Bancorp and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Bancorp, and Bancorp shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Bancorp shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded, based on the advice of counsel, that in order to be adequately represented, separate counsel is necessary for such Indemnified Party, in which case, Bancorp shall be obligated to pay for such separate counsel, (3) Bancorp shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Bancorp shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 6.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Bancorp thereof, provided that the failure to so notify shall not affect the obligations of Bancorp under this Section 6.8 except to the extent such failure to notify materially prejudices Bancorp. Bancorp's obligations under this Section 6.8 continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim and provided further that Bancorp shall have the right of set-off against any payments required to be made by Bancorp to an Indemnified Party pursuant to this Section 6.8(a) to the extent that such Indemnified Party shall have received the indemnification to which such Indemnified Party is entitled from an insurer under a directors' and officers' liability insurance policy maintained by CBI or Bancorp. Notwithstanding the foregoing provisions of this Section 6.8(a), Bancorp shall have no obligation to indemnify the Indemnified Parties (or advance expenses to them) except to the extent they would be entitled to such indemnification (or advance) under the provisions of Bancorp's Articles of Incorporation or Bylaws or any agreement to which Bancorp is a party as in effect on the date of this Agreement if such Indemnified Parties had been officers or directors of Bancorp at the time of the event giving rise to such indemnification.

    (b) Bancorp shall use its best efforts to cause the persons serving as officers and directors of CBI immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors' and officers' liability insurance policy maintained by Bancorp, if any (provided that Bancorp may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Bancorp be required to expend more than 200 percent of the current amount expended by CBI (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and further provided that if Bancorp is unable to maintain or obtain the insurance called for by this Section 6.8(b), Bancorp shall use its best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

    (c) In the event Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Bancorp assume the obligations set forth in this section.

    (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

    6.9 ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Bancorp and a Subsidiary of CBI) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Bancorp. Pending the Effective Time, Bancorp and CBI shall consult with one another and cooperate as reasonably requested by Bancorp to facilitate the integration of their respective operations as promptly as practicable after the Effective Time. Such cooperation shall include, if requested, the entering into of merger agreements between or among their respective Subsidiaries and the filing of appropriate regulatory applications with respect thereto (conditioned upon the effectiveness of the Merger), communicating with employees, consultation regarding material contracts, renewals, and capital commitments to be entered into by CBI and its Subsidiaries, coordination regarding third-party service agreements with a view to providing common products and services as expeditiously as practicable following the Effective Time, making arrangements for employee training prior to the Effective Time and taking action to facilitate an orderly conversion of data processing operations to occur promptly following the Effective Time, provided that the cooperation required under this
Section 6.9 shall not be deemed to require actions that would materially delay or impede the Merger.

    6.10 ADVICE OF CHANGES. Bancorp and CBI shall promptly advise the other party of any change or event having, or that would be reasonably likely to have, a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

    6.11 DIVIDENDS. After the date of this Agreement, each of Bancorp and CBI shall coordinate with the other the declaration of any dividends in respect of Bancorp Common Stock and CBI Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Bancorp Common Stock or CBI Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Bancorp Common Stock and/or CBI Common Stock and any shares of Bancorp Common Stock any such holder receives in exchange therefor in the Merger.

                                  ARTICLE VII
                              CONDITIONS PRECEDENT

    7.1    CONDITIONS TO  EACH PARTY'S  OBLIGATION  TO EFFECT  THE MERGER.   The
respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) SHAREHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite affirmative vote of the holders of CBI Common Stock entitled to vote thereon.

        (b) NASDAQ LISTING. The shares of Bancorp Common Stock that shall be issued to the shareholders of CBI upon consummation of the Merger shall have been authorized for listing on the Nasdaq Stock Market National Market System subject to official notice of issuance.

        (c) OTHER APPROVALS. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained without the imposition of any conditions that are in Bancorp's reasonable judgment unduly burdensome and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals"), and all other material consents or approvals of any third party required in connection with the consummation of the Merger as set forth in the CBI Disclosure Schedule or Bancorp Disclosure Schedule shall have been obtained. For purposes of this paragraph, a divestiture required as a condition to any regulatory approval shall not be unduly burdensome if such divestiture is consistent with Department of Justice and Federal Reserve Board guidelines, policies, and practices regarding the merger of bank holding companies that have been utilized in transactions that have recently been reviewed prior to the date of this Agreement.

        (d) FORM S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

        (e) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

        (f) FEDERAL TAX OPINIONS. Bancorp shall have received an opinion of Miller, Nash, Wiener, Hager & Carlsen, counsel to Bancorp, and CBI shall have received an opinion of Wachtell, Lipton, Rosen & Katz, counsel to CBI, in form and substance reasonably satisfactory to Bancorp and CBI, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as part of one or more reorganizations within the meaning of Section 368 of the Code and that accordingly:

           (i) No gain or loss will be recognized by Bancorp or CBI as a result of the Merger;

           (ii) No gain or loss will be recognized by the shareholders of CBI who exchange their CBI Common Stock solely for Bancorp Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Bancorp Common Stock); and

          (iii) The tax basis of the Bancorp Common Stock received by shareholders who exchange all of their CBI Common Stock solely for Bancorp Common Stock in the Merger will be the same as the tax basis of the CBI Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

           In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Bancorp, CBI and others.

        (g)  INTENTIONALLY OMITTED

    7.2   CONDITIONS TO  OBLIGATIONS OF BANCORP.   The obligation  of Bancorp to
effect the Merger is also subject to the satisfaction or waiver by Bancorp at or prior to the Effective Time of the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of CBI set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Bancorp shall have received a certificate signed on behalf of CBI by the Chief Executive Officer and the Chief Financial Officer of CBI to the foregoing effect.

        (b) PERFORMANCE OF OBLIGATIONS OF CBI. CBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Bancorp shall have received a certificate signed on behalf of CBI by the Chief Executive Officer and the Chief Financial Officer of CBI to such effect.

        (c) CBI RIGHTS AGREEMENT. The rights issued pursuant to the CBI Rights Agreement shall not have been become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

    7.3 CONDITIONS TO OBLIGATIONS OF CBI. The obligation of CBI to effect the Merger is also subject to the satisfaction or waiver by CBI at or prior to the Effective Time of the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Bancorp set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. CBI shall have received a certificate signed on behalf of Bancorp by the Chief Executive Officer and the Chief Financial Officer of Bancorp to the foregoing effect.

        (b) PERFORMANCE OF OBLIGATIONS OF BANCORP. Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CBI shall have received a certificate signed on behalf of Bancorp by the Chief Executive Officer and the Chief Financial Officer of Bancorp to such effect.

                                  ARTICLE VIII
                           TERMINATION AND AMENDMENT

    8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of CBI:

        (a) by mutual consent of Bancorp and CBI in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

        (b) by either the Board of Directors of Bancorp or the Board of Directors of CBI (i) if any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

        (c) by either the Board of Directors of Bancorp or the Board of Directors of CBI if the Merger shall not have been consummated on or before January 31, 1997, unless the failure of the Closing to occur by such date shall be due to the breach by the party seeking to terminate this Agreement of any representation, warranty, covenant, or other agreement of such party set forth herein;

        (d) by either the Board of Directors of Bancorp or the Board of Directors of CBI (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within forty-five (45) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; or

        (e) by either Bancorp or the CBI if any approval of the shareholders of CBI required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof.

    8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Bancorp or CBI as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Bancorp, CBI, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except (i) Sections 6.2(b), 8.2, 9.2 and 9.3, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Bancorp nor CBI shall be relieved or released from any liabilities or damages arising out of its intentional or willful breach of any provision of this Agreement.

    8.3 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of CBI; provided, however, that after any approval of the transactions contemplated by this Agreement by CBI's shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that reduces the amount or changes the form of the consideration to be delivered to the CBI shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    8.4 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by CBI's shareholders, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the CBI shareholders hereunder other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX
                               GENERAL PROVISIONS

    9.1 CLOSING. Subject to the terms and conditions of this Agreement and the Merger Agreement, the closing of the Merger (the "Closing") will take place at 10 a.m. on a date to be specified by the parties, which shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the "Closing Date").

    9.2 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES, AND AGREEMENTS. None of the representations, warranties, covenants, and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than pursuant to the CBI Option Agreement, which shall terminate in accordance with its terms), including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply in whole or in part after the Effective Time.

    9.3   EXPENSES.   All  costs and expenses  incurred in  connection with this
Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

    9.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested), or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to U. S. Bancorp, to:

            U. S. Bancorp
           111 S.W. Fifth Avenue, T-31
           Portland, Oregon 97204
           Facsimile: (503) 275-3452
           Attention: Gerry B. Cameron

            with copies to:

            U. S. Bancorp
           111 S.W. Fifth Avenue, T-31
           Portland, Oregon 97204
           Facsimile: (503) 275-3452
           Attention: Dwight V. Board

            Miller, Nash, Wiener, Hager & Carlsen
           111 S.W. Fifth Avenue
           Portland, Oregon 97204
           Facsimile: (503) 224-0155
           Attention: John J. DeMott

            and

        (b) if to California Bancshares, Inc., to:

            California Bancshares, Inc.
           100 Park Place, Suite 140
           San Ramon, California 94583
           Facsimile: (510) 838-3990
           Attention: Joseph P. Colmery

            with a copy to:

            Wachtell, Lipton, Rosen & Katz
           51 West 52nd
           New York, New York 10019
           Facsimile: (212) 403-2000
           Attention: Edward D. Herlihy

    9.5 INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits, or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes," and "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require CBI, Bancorp, or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law, rule, or regulation. Any exception to the representations and warranties of CBI or Bancorp, respectively, contained in the CBI Disclosure Schedule or Bancorp Disclosure Schedule, as the case may be, shall be effective only as to the particular sections of this Agreement specifically referenced in such exception.

    9.6 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

    9.7 ENTIRE AGREEMENT. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the CBI Option Agreement and the Confidentiality Agreements.

    9.8   GOVERNING LAW.   This  Agreement shall  be governed  and construed  in
accordance with the laws of the State of Oregon, without regard to any applicable conflicts of law rules thereof.

    9.9 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provision of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

    9.10 PUBLICITY. Except as otherwise required by applicable law or the rules of the Nasdaq Stock Market, neither Bancorp nor CBI shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

    9.11 ASSIGNMENT. Neither this Agreement nor any of the rights, interests, or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7(b) and Section 6.8 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                              U. S. BANCORP

Attest:  /s/ John J. DeMott                   By:    /s/ Gerry B. Cameron
                                              -------------------------------------------
- ------------------------------------------    Title:  Chairman and Chief Executive Officer
        Secretary

                                              CALIFORNIA BANCSHARES, INC.

Attest:  /s/ Diane Mietzel                    By:    /s/ Joseph P. Colmery
                                              -------------------------------------------
- ------------------------------------------    Title:  President and Chief Executive
                                              Officer

                                                                      APPENDIX 2

                       [GOLDMAN, SACHS & CO. LETTERHEAD]

CONFIDENTIAL
- ----------------

April   , 1996

Board of Directors
California Bancshares, Inc.
100 Park Place, Suite 140
San Ramon, CA 94583

Gentlemen:

    You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $2.50 per share (the "Shares"), of California Bancshares, Inc. (the "Company") of the exchange ratio of 0.95 shares of Common Stock, par value $5.00 per share, of U. S. Bancorp to be received for each Share (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Restated Agreement and Plan of Merger dated as of February 11, 1996 between U. S. Bancorp and the Company (the "Agreement").

    Goldman, Sachs & Co. as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having performed investment banking services for the Company from time to time and having acted as its financial advisor in connection with, and have participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to
U. S. Bancorp from time to time including, in 1995, acting as co-manager for  U.
S. Bancorp's $300 million subordinated debt issue, and may provide investment banking services to U. S. Bancorp in the future.

    In connection with this opinion, we  have reviewed, among other things,  the
Agreement;  the Registration  Statement on  Form S-4  (No. 33-       )  of U. S.
Bancorp and the Proxy Statement/ Prospectus contained therein; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and of U. S. Bancorp for the five years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and of U. S. Bancorp; certain other communications from the Company and from U. S. Bancorp to their respective stockholders and certain internal financial analyses and forecasts for the Company prepared by its management and certain internal financial analyses for U. S. Bancorp prepared by its management. We also have held discussions with members of the senior managements of the Company and U. S. Bancorp regarding their past and current business operations, regulatory relations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and U. S. Bancorp Common Stock, compared certain financial and stock market information for the Company and U. S. Bancorp with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

    We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. We are not experts in the evaluation of loan and lease portfolios for the purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and U. S. Bancorp are in the aggregate adequate to cover all such losses. In addition, we have not reviewed the individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or U. S. Bancorp or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to holders of the Shares.

Very truly yours,

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          ORS 60.367, a section of the Oregon Business Corporation Act (the "Act"), provides that any director held liable for an unlawful distribution in violation of ORS 60.367 is entitled to contribution from (i) every other director who voted for or assented to the distribution without complying with the applicable statutory standards of conduct and (ii) each shareholder for the amount the shareholder accepted knowing the distribution was made in violation of the Act or the corporation's articles of incorporation.

          Under Sections 60.387 to 60.414 of the Act, a person who is made a party to a proceeding because such person is or was an officer or director of a corporation (an "Indemnitee") shall be indemnified by the corporation (unless the corporation's articles of incorporation provide otherwise) against reasonable expenses incurred by the Indemnitee in connection with the proceeding if the Indemnitee is wholly successful on the merits or otherwise or if ordered by a court of competent jurisdiction. In addition, under said sections, a corporation is permitted to indemnify an Indemnitee against liability incurred in a proceeding if (i) the Indemnitee's conduct was in good faith and in a manner he or she reasonably believed was in the corporation's best interests or at least not opposed to its best interests, (ii) the Indemnitee had no reasonable cause to believe his or her conduct was unlawful if the proceeding was a criminal proceeding, (iii) the Indemnitee was not adjudged liable to the corporation if the proceeding was by or in the right of the corporation (in which case indemnification is limited to the Indemnitee's reasonable expenses in connection with the proceeding), and (iv) the Indemnitee was not adjudged liable on the basis that he or she improperly received a personal benefit.

          Article VI of the Registrant's Articles of Incorporation contains the following provision:

          "A. The Corporation shall indemnify each of its directors and officers to the fullest extent permissible under the Oregon Business Corporation Act, as the same exists or may hereafter be amended, against all expense, liability, and loss (including, without limitation, attorney fees) incurred or suffered by such person by reason of or arising from the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors, and administrators. The indemnification provided in this paragraph A shall not be exclusive of any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of shareholders or directors, contract, or otherwise."

          The Registrant has entered into an indemnification agreement with each of its directors. Each such agreement provides that the Registrant will indemnify the director (i) to the full extent authorized or permitted by the Act or any other applicable statute or the Registrant's Articles of Incorporation or Bylaws or any amendment thereof and (ii) against any obligation to pay a judgment, settlement, penalty, fine or reasonable expenses, including attorney fees (any of the foregoing, a "Liability") incurred in connection with any claim (as defined), including a claim by or in the right of the Registrant; provided that no indemnity shall be paid by the Registrant (A) if a final decision by a court having jurisdiction shall determine that such indemnification is unlawful, (B) on account of acts or omissions by the director which are finally adjudged to have been not in good faith or to have involved intentional misconduct or a knowing violation of law or (C) on account of Liability under Section 16(b) of the Exchange Act or any similar provision of federal or state statutory law.

          Each such agreement also provides that the Registrant will maintain in effect, as long as the director continues to serve in such capacity and thereafter so long as he or she is subject to any possible claim, directors' and officers' liability insurance coverage at least comparable to the coverage provided at the date the agreement was entered into unless such insurance is not reasonably available or the premium cost is substantially disproportionate to the amount or scope of coverage. In the event the Registrant does not maintain such insurance coverage, the Registrant agrees to indemnify the director to the full extent of the coverage in effect at the date the agreement was entered into.

          The Registrant maintains directors' and officers' liability insurance under which the Registrant's directors and officers are insured against loss (as defined) as a result of claims brought against them for their wrongful acts in such capacities.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          (a) The exhibits to this Registration Statement required by Item 601 of Regulation S-K are listed in the accompanying index to exhibits.

          (b)  Financial Statement Schedules.  None.

          (c) An opinion of Goldman Sachs & Co. dated the date of the Proxy Statement/Prospectus contained herein is set forth as Appendix 2 thereto.

ITEM 22.  UNDERTAKINGS.

          (a)  The Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

          (f) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 10th day of April, 1996.

                                     U. S. BANCORP
                                     (Registrant)


                                     By DWIGHT V. BOARD
                                        -------------------------
                                        Dwight V. Board
                                        Executive Vice President


          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the 10th day of April, 1996.

               Signature                            Title
               ---------                            -----

1.   Principal Executive Officer
     and Director:

            GERRY B. CAMERON*                Chairman of the Board and
     ------------------------------            Chief Executive Officer
          Gerry B. Cameron                     and Director


2.   Principal Financial and
     Accounting Officer:

            STEVEN P. ERWIN*                 Executive Vice President
     -------------------------------           and Chief Financial
          Steven P. Erwin                      Officer

3.   A Majority of the Board of Directors:

            HARRY BETTIS*
            FRANKLIN G. DRAKE*
            ROBERT L. DRYDEN*
            JOHN B. FERY*
            JOSHUA GREEN III*
            DANIEL R. NELSON*
            ALLEN T. NOBLE*
            PAUL A. REDMOND*
            N. STEWART ROGERS*
            BENJAMIN R. WHITELEY*

*By  DWIGHT V. BOARD
     ------------------------------
     Dwight V. Board, attorney-in-fact

                                INDEX TO EXHIBITS


Exhibit No.         Exhibit
- ----------          -------

   2 Restated Agreement and Plan of Merger between the Registrant and California Bancshares, Inc., dated as of February 11, 1996 (included in Part I as Appendix 1 to the Proxy Statement/Prospectus included in this Registration Statement). Exhibit 6.5(a) to Appendix 1 to the Proxy Statement/Prospectus specifying the form of letter to be executed by certain affiliates and the Disclosure Schedules are omitted and will be furnished supplementally to the SEC upon its request.

   4.1 The Registrant has incurred long-term indebtedness as to which the amount involved is less than ten percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish copies of the instruments relating to such indebtedness to the SEC upon request.

   4.2 Restated Articles of Incorporation of the Registrant, as amended. Incorporated by reference to Exhibit 4.2 to the registrant's Registration Statement on Form S-4
                    (No. 33-62067).

   4.3              Bylaws of the Registrant, as amended February 15, 1996.
                    Incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-K for the year ended December 31, 1995.

   5 Opinion of Miller, Nash, Wiener, Hager & Carlsen regarding the securities being registered.

   8.1 Opinion of Miller, Nash, Wiener, Hager & Carlsen as to certain federal income tax matters.

   8.2 Opinion of Wachtell, Lipton, Rosen & Katz as to certain federal income tax matters.

  10.1 Stock Option Agreement, dated as of February 12, 1996, between U. S. Bancorp and California Bancshares, Inc.

  10.2 Employment Agreement, dated as of February 11, 1996, between the Registrant, California Bancshares, Inc., and Joseph P. Colmery.

  23.1 Consent of Coopers & Lybrand L.L.P., with respect to financial statements of West One Bancorp.

  23.2 Consent of Deloitte & Touche LLP with respect to financial statements of the Registrant.

  23.3 Consent of KPMG Peat Marwick LLP with respect to financial statements of California Bancshares, Inc.

  23.4 Consent of Miller, Nash, Wiener, Hager & Carlsen. Contained in Exhibit 5.

Exhibit No.         Exhibit
- ----------          -------

  23.5 Consent of Miller, Nash, Wiener, Hager & Carlsen. Contained in Exhibit 8.1.

  23.6              Consent of Wachtell, Lipton, Rosen & Katz. Contained in
                    Exhibit 8.2.

  23.7              Consent of Goldman, Sachs & Co.

  24 Power of attorney of certain officers and directors of the Registrant.

  99.1              Form of proxy of California Bancshares, Inc.


_________________________________

Other exhibits listed in Item 601 of Regulation S-K are not applicable.